Exhibit 99.1

2008 Annual Report YAMANAGOLD

Contents Message to Shareholders 2 Our Approach 6 2008 Highlights 9 2009 Focus 9 Assets at a Glance 10 Chapada 12 El Peñón 13 Gualcamayo 14 Jacobina 15 Other Mines and Operations 16 Development and Advanced Exploration 18 Corporate Social Responsibility 21 The Yamana Managment System 22 Our Communities 23 Environmental Responsibility 25 Health and Safety 27 Reserves and Resources 29 Management’s Discussion and Analysis 32 Management’s Responsibility 79 Auditors’ Report 80 Consolidated Financial Statements 82 Corporate Governance 122 Shareholder Information 123 Corporate Information 124 Overview Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Chile, Argentina, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels. Yamana plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas. A cautionary note regarding forward-looking statements and non-GAAP measures follows the Management’s Discussion and Analysis of Operations and Financial Condition. All figures are in United States Dollars unless otherwise indicated. YAMANA GOLD 2008 ANNUAL REPORT

“Yamana again demonstrated year-over-year growth across all key measures.” YAMANA GOLD 2008 ANNUAL REPORT 1

Contents Message to Shareholders 2 Our Approach 6 2008 Highlights 9 2009 Focus 9 Assets at a Glance 10 Chapada 12 El Peñón 13 Gualcamayo 14 Jacobina 15 Other Mines and Operations 16 Development and Advanced Exploration 18 Corporate Social Responsibility 21 The Yamana Managment System 22 Our Communities 23 Environmental Responsibility 25 Health and Safety 27 Reserves and Resources 29 Management’s Discussion and Analysis 32 Management’s Responsibility 79 Auditors’ Report 80 Consolidated Financial Statements 82 Corporate Governance 122 Shareholder Information 123 Corporate Information 124 Overview Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Chile, Argentina, Mexico and Central America. Yamana is producing gold and other precious metals at intermediate company production levels. Yamana plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas. A cautionary note regarding forward-looking statements and non-GAAP measures follows the Management’s Discussion and Analysis of Operations and Financial Condition. All figures are in United States Dollars unless otherwise indicated. YAMANA GOLD 2008 ANNUAL REPORT indeed, reduced cash costs by the end of the year, preserving our high margin to the price of gold. We demonstrated our entrepreneurial spirit, flexibility and ability to act quickly during the economic turbulence in the latter part of the year. We further strengthened our balance sheet through a variety of strategic initiatives: we implemented a phased capital expenditure program, completed an equity financing and increased our credit facilities despite global credit contraction. Other strategic initiatives focused on mine expansions and rationalization of our core operations. We properly positioned ourselves and came out of the year stronger financially and operationally. We have built Yamana for sustainability and longevity as our efforts in 2008 demonstrate. In 2008, we maintained our consistent year-over-year growth of reserves and resources through exploration, adding approximately eight million ounces of gold. Proven and probable gold reserves increased to 19.4 million ounces, representing an eight percent increase from the previous year. Peter Marrone Chairman and Chief Executive Officer We consistently replaced reserves at almost all of our operations in 2008. The major additions were from Gualcamayo, where we have more than 1.1 million ounces of proven and probable reserves, and Mercedes, a new project for us that is now in the development stage, which added 600,000 ounces of proven and probable reserves. More impressively, total measured and indicated gold resources increased substantially in 2008, increasing 21 percent to 15.6 million ounces. We undertook the task at the beginning of 2008 to grow our overall reserves and resources by more than seven million new ounces, and we delivered. The objective of our exploration efforts this year will be to continue to build on this growth through consolidation and upgrading of resources to reserves and to find new gold ounces at or near our existing mines. With gold reserves and gold resources at record levels, our goal of increasing total production by approximately 35 percent to more than 1.35 million gold equivalent ounces in 2009 and up to 1.5 million ounces of gold equivalent ounces YAMANA GOLD 2008 ANNUAL REPORT 3

Yamana is well positioned for 2009...” in 2010 is well supported, and our 2009 and 2010 forecast production is largely based on mines already in production. Our Gualcamayo mine will be a large contributor to production. We have begun the commissioning with commercial production expected by mid-2009. Our São Vicente mine also began operations in late 2008 and commercial production is expected by mid-2009 at that mine as well. We also focused on drilling and development at Jacobina, which is evident in the reserve increase, the higher quality of ounces and the improvement of grade. Production at El Peñón is expected to continue at high levels in 2009. Chapada’s first phase of expansion is anticipated to be complete in mid-2009, increasing throughput to 20 million tonnes per year with the second phase of expansion to 24 million tonnes per year expected to begin in 2010. We are also currently commissioning the expansion at Minera Florida. We began to experience declining costs during the fourth quarter of 2008, confirming the expected downward trend and further increasing our margin to the gold price. We have already begun to see improvements in costs from currency movements. We have taken proactive steps also to mitigate fluctuations in currency and secured a comparatively high price for by-product metals that we produce, which will underpin our low-cost structure. We expect improvements to continue over time, anticipating that the costs for supplies, equipment and consumables will begin to decline. Yamana is well positioned financially for 2009 with approximately $420 million in cash and available credit at the start of the year, robust cash flow expected throughout the year, valuable assets and growth in production. We have four development stage projects that we continued to advance in 2008 and for which we expect to make construction decisions throughout 2009 and 2010 to support our growth into 2012. We are uniquely positioned and well leveraged to precious metals with production growth entirely in precious metals, comparatively low cash costs and operations in some of the world’s most stable mining jurisdictions. We have a superior portfolio of assets, and a world-class team - a team with an entrepreneurial spirit and the desire to excel. This is what distinguishes Yamana from other companies. Peter Marrone Chairman and Chief Executive Officer March 16, 2009 YAMANA GOLD 2008 ANNUAL REPORT 4

YAMANA GOLD 2008 ANNUAL REPORT 5

Our Approach Proven & Probable Gold Mineral Reserves 20 16 12 8 4 2006 2007 2008 Ounces (millions) Production 1,200,000 1,000,000 800,000 600,000 400,000 200,000 2006 (1) 2007 (1) 2008 Ounces (GEO) Revenue 1,200,000 1,000,000 800,000 600,000 400,000 200,000 US$ (000’s) 2006 2007 2008 (1) 100% basis including pre-acquisition production Grow on all key measures • In resources, production and cash flow • Developments in 2007 and 2008 built a solid foundation for prudent disciplined growth Maintain low-cost advantage • Amongst lowest cash costs in the industry • Management of capital expenditures, operating costs and cost containment Focus on core assets • Core and principal mines (Chapada, El Peñón, Gualcamayo, Jacobina, Minera Florida, Fazenda Brasileiro) generate majority of value, revenue, earnings and cash flow Maintain strong financial profile • Maximize cash position and cash flow • Maintain maximum financial flexibility YAMANA GOLD 2008 ANNUAL REPORT 6

Net Earnings US$ (000’s) 500,000 400,000 300,000 200,000 100,000 -100,000 2006 2007 2008 Operating Cash Flow (before changes in non-cash working capital items) US$ (000’s) 500,000 400,000 300,000 200,000 100,000 2006 2007 2008 2008 Production by Country A B C D 2008 Production by Mine A B C D E F A. Brazil - 37% B. Chile - 42% C. Argentina - 16% D. Other - 5% A. Chapada - 15% B. El Peñón - 42% C. Jacobina - 7% D. Minera Florida - 7% E. Fazenda Brasileiro - 10% F. Other - 19% YAMANA GOLD 2008 ANNUAL REPORT 7

Well positioned... “We will maintain our precious metals and our Americas focus.” Canada Toronto U.S.A. Production Development/Advanced Exploration Mercedes Mexico Honduras San Andrés Brazil São Vicente Jacobina São Francisco C1 Santa Luz Ernesto/ Fazenda Brasileiro Pau-a-Pique Chapada Pilar El Peñón São Paulo Alumbrera (12.5%) Chile Gualcamayo San Juan Argentina Santiago Minera Florida YAMANA GOLD 2008 ANNUAL REPORT 8

 for continued growth 2008 HIGHLIGHTS • Remained focused on prudent, disciplined growth • Total production from all mines of approximately 1.0 million gold equivalent ounces (GEO includes gold and silver) • Industry low cash costs at $383 per gold equivalent ounce • Robust revenue, earnings, and cash flow, consistent with strategic plan • Strong balance sheet - total cash and available credit of approximately $420 million and net debt of $385 million at year end • Commenced operations at two new mines, Gualcamayo and São Vicente Gold Reserves and Resources* Millions of Ounces (Dec 31, 2008) 5 10 15 20 19.4 15.6 11.3 Proven and Proable Measured and Indicated Inferred * Refer to tables on pages 29-31 for a breakdown of Reserves and Resources YAMANA GOLD 2008 ANNUAL REPORT 9

 2009 Focus 2009 A YEAR OF GROWTH • Continue growth on all measures - resources, production, revenue and cash flow • Increase annual production by 35 percent to more than 1.35 million GEO • Advance plan to increase production to 2.0 million GEO in 2012 • Maintain low cash costs relative to industry • Continue record of mineral reserve replacement and year-over-year growth in mineral reserves & mineral resources • Declare commercial production at Gualcamayo and São Vicente - key drivers of production growth in 2009

 2008 Total Mine Production 982,897 GEO 2008 Total Production 982,897 GEO 2009 Target Production Approx. 1,335-1,440,000 GEO 2010 Target Production Approx. 1,390-1,515,000 GEO A. Chapada - 15% B. El Peñón - 42% C. Jacobina - 7% D. Minera Florida - 7% E. Fazenda Brasileiro - 10% F. Other - 19% A. Chapada - 11% B. El Peñón - 32% C. Gualcamayo - 15% D. Jacobina - 9% E. Minera Florida - 8% F. Fazenda Brasileiro - 7% G. Other - 18% A. Chapada - 10% B. El Peñón - 32% C. Gualcamayo - 16% D. Jacobina - 9% E. Minera Florida - 8% F. Fazenda Brasileiro - 6% G. Other - 19%

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YAMANA GOLD 2008 ANNUAL REPORT

(March 16, 2009)	Highlights	2008 Total Production	2008 Cash Costs
Chapada Mine (Brazil) GOLD/COPPER Shallow open-pit mining operation	• commercial production declared February 2007; built on budget and ahead of schedule • phased expansion plan to increase throughput to 24 million tonnes per day • positive pyrite/sulphuric acid study and related marketing study	150,037 oz Au 139.3 M lbs Cu	$337/oz (Au only) $1.02/lb (Cu only)
El Peñón Mine (Chile) GOLD/SILVER Producing underground operation	• Esmeralda and Bonanza high grade veins discovered in 2007 • proven track record of consistent, low cost production • received permission to increase throughput to 3,600 tonnes per day in the fourth quarter of 2008	407,944 GEO	$308/GEO
Gualcamayo Mine (Argentina) GOLD Producing open-pit operation	• three substantial zones of gold mineralization: QDD, AIM and QDD Lower West • commissioning commenced at the end of 2008 with the first gold bullion produced in early 2009 • commercial production expected in mid-2009		
Jacobina Mine (Brazil) GOLD Producing underground operation	• complex of four underground mines with a common plant • first phase of expansion to 6,500 tonnes per day completed in 2008 • full comprehensive mine plan developed in 2008	73,240 oz Au	$411/oz
Minera Florida/Alhue Mine (Chile) GOLD/SILVER Producing underground operation	• 2007 land acquisitions in the Membrillo and Chancon districts added to the potential for increased resources and mine life • throughput increased to 2,000 tonnes per day at the end of 2008	64,615 GEO	$398/GEO
Fazenda Brasileiro Mine (Brazil) GOLD Producing underground operation	• 140 kilometres South of C1 Santa Luz development project • more than 15 years of operating experience • history of replacing reserves	96,092 oz Au	$423/oz
São Vicente Mine (Brazil) GOLD Producing open-pit, gravity/heap leach operation	• gold mineralization occurs for more than 1,000 metres • operations began at the end of 2008 with the first gold bullion pour at the beginning of 2009 • commercial production expected in mid-2009		
São Francisco Mine (Brazil) GOLD Producing open-pit, gravity/heap leach operation	• commercial production declared in August 2006 • implemented a new mine plan in 2008	75,936 oz Au	$629/oz
San Andrés Mine (Honduras) GOLD Producing open-pit, heap leach operation	• various improvements and enhancements in 2008 • further expansion and improvements expected • new mining contractor reducing costs	47,760 oz Au	$584/oz
C1 Santa Luz (Brazil) GOLD Advanced exploration project	• average annual gold production estimated at 100,000 oz • 2008 feasibility study confirmed excellent exploration potential		
Ernesto/Pau-a-Pique (Brazil) GOLD Advanced exploration project	• Pau-a-Pique planned as an underground mine, Ernesto planned to be mined both open-pit and cut-and-fill underground; shared mining facilities • average annual gold production estimated at 100,000 oz • 2009 scoping study confirmed high grade and comparatively low capital costs		
Pilar (Brazil) GOLD Advanced exploration project	• located on underexplored Archean Greenstone Belt near Chapada • expected to commence production as an underground mine developing an open-pit at the end of the mine life • advanced to be an important development project		
Mercedes (Mexico) GOLD/SILVER Advanced exploration project	• planned as bench-and-fill mine • throughput of 1,500 tonnes per day and average annual production of 118,000 GEO • positive feasibility study delivered in early 2009		

(1) Excludes proven and probable mineral reserves

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Assets at a Glance

Estimated 2009 Production	Proven & Probable Mineral Reserves (Contained gold, silver oz/copper lbs)	Measured & Indicated Mineral Resources[1] (Contained gold, silver oz/copper lbs)	2009 Objectives	Beyond 2009
140-155,000 oz Au 145-150 M lbs Cu	2.5 M oz Au 2.4 B lbs Cu	745,000 oz Au 797,000 lbs Cu	• complete first phase of expansion to 20 million tonnes per year • continue effort to exploit the pyrite resource by developing business opportunities in the sulphuric acid market	• 15+ year mine life • total production of more than 1.7 M oz gold and 2.0 B lbs copper • potential for further throughput increases • recovery of additional gold and copper from pyrite
435-465,000 GEO	1.9 M oz Au 69.0 M oz Ag	1.1 M oz Au 29.8 M oz Ag	• discover another 600,000 GEO • reach a mining rate of 500,000 GEO with the creation of a stockpile	• significant exploration potential • anticipate adding to existing geologic resource in highly prospective North Block area
195-210,000 oz Au	2.9 M oz Au	592,000 oz Au	• complete primary crusher • fully commission ADR plant • declare commercial production • continue exploration of QDD Lower West	• mine life well in excess of 10 years • expand on QDD Lower West underground potential • potential to increase production to over 250,000 oz of gold per year once all three main mineral deposits are in production
115-125,000 oz Au	1.4 M oz Au	1.5 M oz Au	• mine from nine to 12 stopes at three mines • development work for the second phase of expansion to 7,500 tonnes per day • improve production and costs	• mine life well in excess of 15 years • increase annual production to 150,000 oz of gold by 2011
105-110,000 GEO	746,000 oz Au 5.5 M oz Ag	313,000 oz Au 2.0 M oz Ag	• continue exploration • complete expansion • mine at a rate of 2,000 tonnes per day	• potential to increase annual production with a target of up to 120,000 GEO beginning in 2010 • continued exploration in highly prospective local region • assess further increase in mill throughput rate after two years of mining at the current rate
90-95,000 oz Au	253,000 oz Au	72,000 oz Au	• add resources and upgrade existing resources to reserves • operational enhancements to augment production, lower costs	• mine life estimated at three to four years, essentially the same as that when the mine was acquired in August 2003
55-60,000 oz Au	342,000 oz Au	298,000 oz Au	• declare commercial production • add to reserve base through resource conversion	• produce approximately 300,000 oz of gold over an estimated five year mine life • potential for further upside through continued mine exploration
75-85,000 oz Au	727,000 oz Au	549,000 oz Au	• focus on sustainable production at lower costs	• longer-term underground gold mining potential
70-75,000 oz Au	734,000 oz Au	1.6 M oz Au	• improve costs • complete expansion and improvements • commission new in-pit crusher	• capitalize on continuous improvements in mine and processing operations • potential for significant reserve additions
	920,000 oz Au	1.2 M oz Au	• add resources to increase the mine life, reducing life of mine cash costs • deliver an economic update to feasibility study • construction decision	• 10+ year mine life • further significant potential exists to extend the known orebodies
		593,000 oz Au	• continue exploration • upgrade inferred resources to measured and indicated resources • complete feasibility study	• production expected to commence in 2012 • ore for both mines will be processed in one mill plant located at Ernesto • considerable potential for increasing resources at the project
			• continue exploration • deliver updated resource estimate • complete feasibility study	• significant potential exists for one or more discoveries which would further increase targeted production levels
	604,000 oz Au 6.2 M oz Ag	70,000 oz Au 1.1 M oz Ag	• continue exploration • further increase reserves	• 6+ year mine life • feasibility study and construction decision expected in early 2010 • project continues to be advanced and is expected to begin production in 2012

 Chapada Located in northern Goiãs State northwest of the national capital of Brasília, Chapada is a comparatively predictable and consistent mine. Mine Highlights • Chapada is Yamana’s original flagship operation. • The mine and processing facilities were constructed by Yamana in less than two years. • With a remaining mine life of more than 15 years, Chapada is expected to produce at least 1.7 million ounces of recoverable gold and 2.0 billion pounds of recoverable copper. • At year end, proven and probable reserves increased by approximately 100,000 ounces, totalling 345 million tonnes grading 0.22 g/t gold containing 2.5 million ounces of gold. 2008 Overview • Increased mine productivity as a result of crushing production improvements, tailings pipeline replacement and realignment and a new water collection facility. • Delivered an updated feasibility level study for the phased expansion to 20 million tonnes per year and then to 24 million tonnes per year showing that throughput expansions can be achieved with very high returns. • Completed a sulphuric acid study followed by a marketing study indicating that in addition to more gold and copper, sulphuric acid could be recovered from the pyrite concentrate taken from tailings and identified a number of opportunities for the sale of pyrite locally. 2009 Objectives • Produce 140,000 to 155,000 ounces of gold and 145 to 150 million pounds of copper in 2009 at co-product cash costs of between $275-305 per ounce of gold and between $0.90 -1.00 per pound of copper. • Complete the first phase of expansion to 20 million tonnes per year. Future Growth • The expansion to 24 million tonnes per year is targeted to begin by early 2010 and is expected to be completed in approximately 18 months. • The decision to further expand throughput will depend on prevailing metal prices and an increase in proven and probable reserves to extend the mine life. • Recovery of additional gold and copper from the proposed pyrite project is expected. 2008 Gold Production (ounces) 150,037 2008 Copper Production (pounds) 139 million 2008 Gold Cash Costs (per ounce) (1) $337 2008 Copper only Cash Costs (per pound) (1) $1.02 (1) Co-product basis Chapada Production 135-145,000 oz 140-155,000 oz 150,037 oz 2008 2009E 2010E 982,897 GEO Total 1,335-1,440,000 GEO Total 1,390-1,515,000 GEO Total YAMANA GOLD 2008 ANNUAL REPORT 12

 El Peñón El Peñón is located about 160 kilometres southeast from Antofagasta - a port city in northern Chile. Mine Highlights • El Peñón is a high grade mine with a proven track record of consistent, low cost production. • The extension of the Bonanza vein re-affirmed El Peñón’s positioning as one of Yamana’s most significant mining operations. • In 2008, measured and indicated resources increased significantly by over 14 percent year-over-year to 3.9 million tonnes grading 8.7 g/t gold containing 1.1 million ounces of gold. • Proven and probable gold reserves were replaced for the tenth consecutive year. 2008 Overview • Received permission to increase throughput to 3,600 tonnes per day. • Improved infrastructure and installed a new secondary crusher and mill. • Focused exploration on the North Block leading to the discovery of Bonanza North. 2009 Objectives • Reach an effective mining rate of 500,000 gold equivalent ounces with the creation of a stockpile. • Produce 435,000 to 465,000 gold equivalent ounces at cash costs of between $280-310 per gold equivalent ounce. • Ramp-up production quarter-over-quarter as ore grade and throughput increase. • Discover another 600,000 gold equivalent ounces, mostly through an emphasis on the prospective North Block area. Future Growth • Reserve and resource growth fuelled by a significant exploration budget of approximately $12 million in 2009. • With approximately 100,000 metres of drilling expected per year, Yamana anticipates adding to existing geologic resources especially in the highly prospective North Block area. El Peñón Production 2008 Gold Equivalent Production (ounces) 407,944 2008 Gold Equivalent Cash Costs (per ounce) $308 407,944 GEO 435-465,000 GEO 460-480,000 GEO YAMANA GOLD 2008 ANNUAL REPORT 2008 2009E 2010E 982,897 GEO Total 1,335-1,440,000 GEO Total 1,390-1,515,000 GEO Total 13

 Gualcamayo Gualcamayo Argentina Expected to be one of Yamana’s most prolific mine properties, Gualcamayo, is located in the northern San Juan province of Argentina. Mining began in late 2008 and the processing of ore in early 2009. Mine Highlights • Gualcamayo is projected to begin commercial production in mid-2009 at an annualized level of approximately 200,000 ounces of gold per year. • The three main mineral deposits at Gualcamayo include the main Quebrada del Diablo (QDD) deposit, the Magdalena and Amelia Inés satellite deposits (AIM) and the QDD Lower West underground zone. • Total reserve and resource base of approximately 3.9 million ounces of gold including 2.9 million ounces in reserves. • Grade improved year-over-year with the addition of QDD Lower West. • Significant upside most particularly from QDD Lower West. 2008 Overview • Completed construction and began start-up and commissioning in the fourth quarter. • Increased gold reserves by over 1.1 million ounces year-over-year. 2009 Objectives • Produce 195,000 to 210,000 ounces of gold in the first full year of operations - a number likely to increase in future years with further exploration and ongoing development. • Complete the primary crusher and fully commission the ADR plant in the first quarter. • Construction of the second ore pass. • Declare commercial production by mid-2009. • Complete the development of AIM which will contribute to overall production by second half of the year. • Continued to aggressively explore QDD Lower West, including the advancement of 100 metres of underground development and 10,000 metres of diamond drilling. The goal is to expand the deposit along strike to the west with the intention of expanding the known orebody and total mineable reserves in the western area. Future Growth • In 2009, approximately $5 million has been allocated for further exploration of QDD Lower West, where higher quality ounces continue to be added. • Planned production is expected to reach approximately 250,000 ounces of gold per year once all three main mineral deposits are in production. 2009 Expected Gold Production (ounces) 195-210,0002009 Expected Cash Costs(per ounce) $380-400 2009E1,335-1,440,000 GEO Total2010E1,390-1,515,000 GEO Total Gualcamayo Production 195-210,000 oz 220-235,000 oz YAMANA GOLD 2008 ANNUAL REPORT 14

 Jacobina The Jacobina complex of underground mines is located in the state of Bahia, in north eastern Brazil near the Serra do Jacobina mountains. Mine Highlights • With an expected mine life well in excess of 15 years Jacobina is one of Yamana’s longest life mines. • Total reserve and resource base of more than 4.7 million ounces of gold. • At year end, proven and probable reserves increased to approximately 1.4 million ounces of gold with new reserve ounces having exceeded ounces mined. • At year end, measured and indicated gold resources totalled 16.6 million tonnes grading 2.9 g/t containing 1.5 million ounces of gold. 2008 Overview • Increased production throughput to levels averaging from 5,000 to 6,500 tonnes per day. • Enhanced life of current tailings dam and improved the desorption circuit capacity and the back up system and leaching circuits. • Developed a full comprehensive mine plan to accommodate the expansion and longer term processing of ore at various levels of plant capacity. 2009 Objectives • Produce 115,000 to 125,000 ounces of gold. • Mine from nine to 12 stopes at three mines (João Belo, Canavieiras and Morro do Vento) and further develop the fourth mine (Basal). • Continue development work for the second phase of expansion to increase plant capacity to 7,500 tonnes per day. • Improve future production and cost expectations based on work done at Basal. Future Growth • Jacobina, and more particularly Basal, to be further advanced by the end of 2009, contributing to an increase in production to 150,000 ounces of gold in 2011. 2008 Gold Production (ounces) 73,2402008 Cash Costs (per ounce) $411 2008982,897 GEO Total2009E1,335-1,440,000 GEO Total2010E1,390-1,515,000 GEO Total YAMANA GOLD 2008 ANNUAL REPORT 15

 Other Mines and Operations Minera Florida/ Alhue (Chile) Minera Florida is a gold, silver and zinc producing mine located 73 kilometres south of Santiago in central Chile. Mining activity has existed in this area for over 100 years. Mine Highlights • Commissioning for the expansion at Minera Florida began at the end of 2008, resulting in a throughput increase to 2,000 tonnes per day. • In 2009, Minera Florida is expected to produce 105,000 to 110,000 gold equivalent ounces at a cash cost of between $340-350 per gold equivalent ounce. • Potential to increase annual production with a target of up to 120,000 gold equivalent ounces beginning in 2010 with a change in the mining method to accommodate the recently completed expansion and more effective mining of narrow veins. • Proven and probable reserves increased by 24 percent year-over-year to 4.2 million tonnes grading 5.6 g/t gold containing 746,000 ounces of gold. • Further expansion plans will be evaluated after two years of mining at the current rate. • Exploration at and around the mine is still in very early stages and Yamana is optimistic about significant area deposits and prospective targets that remain under-explored. • The 2007 land acquisitions in the Membrillo and Chancon districts added to the potential for increased resources and mine life. Fazenda Brasileiro (Brazil) Fazenda Brasileiro is an underground gold mine located in northeast Brazil, 180 kilometres north northwest of the state capital of Salvador. Mine Highlights • Based on current reserve and resource estimates, the mine life at Fazenda Brasileiro is estimated at three to four years, essentially the same as that when the mine was acquired in August 2003. • In 2009, Fazenda Brasileiro is expected to produce 90,000 to 95,000 ounces of gold. São Vicente (Brazil) São Vicente is located in west central Brazil, close to the Bolivian border approximately 50 kilometres north of Yamana’s São Francisco mine. Mine Highlights • Gold mineralization occurs for more than 1,000 metres in two parallel northwest trending zones. • The mine has an estimated mine life of at least five years and is expected to produce a total of approximately 300,000 ounces of gold over that period. • Operations began at São Vicente in late 2008, with the first bullion produced in early 2009. • The mine is on track for commercial production in mid-2009. • Potential for further upside through continued mine exploration. • Production at São Vicente is expected to be 55,000 to 60,000 ounces of gold in 2009. YAMANA GOLD 2008 ANNUAL REPORT 16

 São Francisco (Brazil) São Francisco mine is located within the Guapore Gold Belt - a greenstone belt with numerous gold deposits and occurrences along its almost 200 kilometre strike length. Mine Highlights • The property is an open-pit, heap leach gold mine that involves three different streams of processing including crushing-gravity-heap leach, crushing-heap leach, and run-of-mine heap leach. • A new mine plan was implemented in 2008. • Improvements in 2008 included better ore grade estimation and new geological modeling. • Production is targeted at 75,000 to 85,000 ounces of gold in 2009. • Enhanced mine productivity and cost reduction focus will continue in 2009. San Andrés (Honduras) San Andrés is an open-pit, heap leach mining operation in western Honduras. Mine Highlights • Improvements at San Andrés in 2008 included the renegotiation of hauling and loading contract, a new conveyor line and primary crusher, upgrade of the secondary crusher system and two new agglomeration drums. • Production at San Andrés is expected to be 70,000 to 75,000 ounces of gold in 2009. • Total reserve and resource base of approximately 2.4 million ounces of gold, including 734,000 ounces in reserves. • In 2009, $13 million has been allocated for further expansion and improvements of the San Andrés property including the construction of new leach pads and a bigger stacking area. • Costs are expected to continue to decline. Alumbrera (Argentina) Located in northwest Argentina, Yamana maintains a 12.5 percent equity interest in the Alumbrera mine. Mine Highlights • Alumbrera is one of the world’s largest copper and gold mining operations, and among the world’s lowest cash cost copper producers. • Annual dividends from the property contribute to cash flow helping to fund further gold production growth. • Yamana’s forecasted attributable production at Alumbrera is approximately 55,000 to 60,000 ounces of gold in 2009. YAMANA GOLD 2008 ANNUAL REPORT 17

 Development and Advanced Exploration C1 Santa Luz (Brazil) The C1 Santa Luz project is located within Yamana’s 180,000 hectares of mineral claims on the Rio Itapicuru Greenstone Belt, approximately 140 kilometres north of Fazenda Brasileiro. Highlights • Planned as a conventional open-pit mine with throughput of 2.5 million tonnes per year or 6,800 tonnes per day. • Average annual gold production is estimated at approximately 100,000 ounces for well in excess of 10 years. • A 2008 feasibility study confirmed excellent exploration potential, with several under-explored satellite targets occurring within a 30 kilometre radius. • The 2009 exploration program will focus on adding resources to the project to increase the mine life, reducing life of mine cash costs. • Further significant potential exists to extend the known orebodies. • An economic update to the feasibility study is expected in the second quarter of 2009. Ernesto/Pau-a-Pique (Brazil) The Ernesto/Pau-a-Pique project is located in the prolific Guapore Gold Belt property which covers 450,000 hectares and is home to Yamana’s São Vicente and São Francisco Mines. Highlights • Pau-a-Pique is planned as an underground bench-and-fill mine and Ernesto is planned to be mined both open-pit and cut-and-fill underground. • Annual gold production from a common mill plant at Ernesto is expected to be approximately 100,000 ounces beginning in 2012. • Over 50,000 metres of drilling has been completed to date, and the region hosts various targets of considerable potential for increasing resources at the project. • Infill drilling will continue at Ernesto/Pau-a-Pique with the objective of upgrading inferred resources to measured and indicated resources to support a feasibility study by the end of 2009. • A scoping study completed in early 2009 increased resources and confirmed the high grade, robust return and comparatively low capital cost for the project. • At year end, indicated resources for both deposits totalled 3.9 million tonnes grading 4.67 g/t gold containing 593,000 ounces of gold and inferred resources totalled 3.1 million tonnes grading 3.02 g/t gold containing 305,000 ounces of gold. YAMANA GOLD 2008 ANNUAL REPORT 18

 Pilar (Brazil) Located 80 kilometres south of Chapada, the Pilar exploration concessions comprise 590 square kilometres overlying an under-explored Archean Greenstone Belt. Highlights • Pilar is located on a greenstone belt known to host at least 38 gold occurrences and with documented historic gold production of more than two million ounces. • Pilar is expected to commence production as an underground mine before developing into an open-pit for the latter part of its mine life. • To date, 43,000 metres of drilling has been completed and an additional 20,000 metres of drilling is planned in 2009 with the intention of supporting a sufficient resource for a feasibility level study. • Significant potential exists for one or more discoveries which would further increase targeted production levels. • A resource estimate for 2008 drilling is expected to be released in the second quarter of 2009, followed by an initial feasibility study in late 2009. • Virtually unexplored when acquired, Pilar has since advanced to be one of Yamana’s most important development projects. Mercedes (Mexico) The Mercedes project is located in northern Sonora, Mexico, approximately 200 kilometres south of Tucson, Arizona. Highlights • With a positive pre-feasibility study delivered in early 2009, the project continues to be advanced and is expected to begin production by 2012. • Planned as a bench-and-fill mine with throughput of 1,500 tonnes per day. • Annual production is expected to be 118,000 gold equivalent ounces for approximately six years based on known reserves. • Exploration will continue in 2009, targeting 30,000 metres of drilling with the goal of upgrading inferred resources and some indicated resources to reserves, with the intention of further increasing reserves toward an objective of an additional 300,000 gold equivalent ounces in due course. • An update to the initial pre-feasibility study is expected to be released in early 2010. • At year end, proven and probable reserves totalled 2.65 million tonnes grading 7.1 g/t gold and 72.43 g/t silver containing 604,000 ounces of gold and 6.2 million ounces of silver. YAMANA GOLD 2008 ANNUAL REPORT 19

 Jeronimo (Chile) Jeronimo is located in northern Chile approximately 30 kilometres south southwest of El Salvador at an elevation of 3,800 metres above sea level. Highlights • The project is subject to a joint venture with Codelco, pursuant to which Yamana holds a 57 percent interest and acts as operator. • Metallurgical testwork including flotation, pressure oxidation and bio leaching took place throughout 2008 to accommodate the unoxidized and refractory nature of the Jeronimo mineralization. • Jeronimo will continue to be evaluated in conjunction with Yamana’s joint venture partner. Amancaya (Chile) Amancaya is located 120 kilometres southwest of Yamana’s El Peñón mining operations in the Atacama Desert of northern Chile. Highlights • The property, acquired in 2004 as part of a much larger land acquisition in the area, is host to a low sulphidation epithermal vein deposit that has been outlined along 1,200 metres of strike length and 250 metres of dip length. • Amancaya is being evaluated as a stand alone project or in conjunction with the further expansions at El Peñón. • The exploration and infill drilling program continued in 2008 and into 2009. • The property currently hosts an inferred resource of approximately 1.4 million tonnes grading 7.9 g/t gold containing 351,000 ounces of gold. La Pepa (Chile) The La Pepa project lies within the prolific Maricunga Belt - a region in the Andean Cordillera of northern Chile containing abundant gold and silver prospects. Highlights • The La Pepa project is within the vicinity of other comparable deposits that are more advanced and larger in size and scale. • At year end, measured and indicated resources totalled 149 million tonnes grading 0.6 g/t gold containing 2.8 million ounces of gold. Inferred resources add an additional 38 million tonnes grading 0.5 g/t gold containing 620,000 ounces of gold. • Metallurgical work completed in 2008 included bottle roll tests for oxidized and unoxidized ore. Additional metallurgical testwork includes column leach tests for crushed and run-of-mine ore. • Metallurgical recoveries are estimated at an average of 70 percent based on work completed to date. • Exploration efforts continue in order to increase contained ounces and further evaluate the feasibility of the project. Agua Rica (Argentina) Yamana owns 100 percent of the Agua Rica copper, gold, and molybdenum deposit - a large feasibility stage copper and gold project located just 34 kilometres from Alumbrera. Highlights • Yamana continues to advance the permitting process at Agua Rica and believes the best value can be created through a joint venture partnership. • As of December 31, 2008 and based on assumed metal prices of $425 per ounce for gold and $1.10 per pound of copper, proven and probable reserves totalled 798 million tonnes grading 0.23 g/t gold and 0.49 percent copper containing 5.8 million ounces of gold and 8.7 billion pounds of copper. YAMANA GOLD 2008 ANNUAL REPORT 20

 Quality people are the foundation for Yamana’s continued success. At every opportunity, we strive to create a safe environment that encourages innovation, manages change, and nurtures development - pillars that help Yamana succeed in our long-term business goals and aspirations. This, in combination with our responsible environmental practices and strong community relations and initiatives, demonstrates Yamana’s continued focus on the future. Yamana embraces diversity, creates an inclusive work environment, and in many ways, improves the quality of life for our employees and surrounding communities. Yamana’s “Quality of Life” program offers a variety of initiatives including seminars, counselling, exercise classes and vaccination programs and exemplifies the investment we have made in our employees. This program has been extremely successful at our operations in Brazil and will be implemented at our other operations in Argentina, Chile, Honduras and Mexico throughout 2009. In early 2009, Yamana was added to the Jantzi Social Index (JSI). Companies included in the JSI Index must pass a set of broadly based environmental, social and governance criteria. Inclusion in this index is a testament to our Company’s social, environmental, health and safety management programs which are considered by JSI to be above average. To date, three of our nine wholly-owned mines have received certification of their Environmental Management System under the ISO 14001 standard. This is above the industry average and in 2009 and 2010 Yamana is targeting certification of all other mines. Since Yamana’s inception in 2003, our core focus has been sustainability and longevity. This includes economic development and community relations, health and safety programs and initiatives, and environmental compliance and awareness. As we continue to advance our plans to double production in 2012, we remain focused on these goals and regularly monitor and measure all of our programs to ensure we employ the best possible practices company wide. Yamana Employees Worldwide A. Brazil - 42% B. Chile - 12% C. Argentina - 34% D. Honduras - 8% E. Mexico - 1% F. USA - 0.7% G. Canada - 0.4% H. Other - 1.8% Corporate Social Responsibility Focused on the Future YAMANA GOLD 2008 ANNUAL REPORT 21

 The Yamana Management System: Responsible Mining Yamana is focused on minimizing and controlling risk for both employees and the environments in which it operates. Based on the highest international standards, Yamana has a corporate integrated management system for Safety, Health, Environment, Community Relations and Social Responsibility (SYG) which was created in October 2006. This system was developed based on best practices and international standards - ISO 14001:2004 - Environmental Management System, OHSAS 18001:1999 - Occupational Health and Safety Management System, SA 8000 - Social Accountability, and the International Cyanide Management Code. SYG involves risk assessment, identification of all legal and contractual requirements, definition of Company objectives and targets, and systems to ensure that Yamana operates in compliance with its policies and management program. The implementation of SYG commenced in Brazil and Honduras in 2007 and in Chile in 2008. Yamana will continue consolidating SYG across all operations in 2009 and 2010. Yamana’s Safety, Health, Environment and Community (SHEC) Committee Each of our mining operations has an established SHEC Committee which is chaired by the General Manager. These committees meet at least once a month to discuss issues and solutions related to safety, health, environment, community relations and other operational practices. The goal of each SHEC Committee is to measure the effectiveness and performance of our sustainability programs. In 2008, 40 of Yamana’s SHEC representatives met in Chile for a three day workshop to discuss various topics of importance including aligning SHEC practices, consolidation of SYG and the integration of best practices at all operations. Quality people are the foundation for Yamana’s continued success. YAMANA GOLD 2008 ANNUAL REPORT 22

 Our Communities A Brighter Future Yamana’s employees work and live in communities across North, Central, and South America. We share the air and soil, work with local suppliers, hire local employees and build relationships in the same regions in which we operate. We listen to and value input from communities, embrace the rich local cultural and economic opportunities and as a result our community relations are incredibly strong. Yamana community initiatives • Partnership Seminars - These seminars are conducted within the communities surrounding our mining operations. Yamana accepts proposals to support local education, environmental, cultural, economic, and health projects. In 2008, Yamana completed 44 projects in Brazil focused on creating sustainability, and supporting employment, businesses, sports and local culture. • “Open Doors” Program - This program aims to establish, in a clear and transparent manner, better communications between Yamana and our local communities. Community representatives from several sectors visit each mine to learn more about the Company’s vision, values, safety procedures and environmental management. In 2008, there were a total of 98 visits across all of Yamana’s operations. • Integration Project - To help create a brighter future, Yamana established and implemented an initiative called the Integration Project. On several occasions throughout the year, this project provides communities with support on a variety of services from medical exams, to environmental education, to completion of documentation for birth certificates. The Integration Day is a special day where Yamana volunteers make these services available to local communities in partnership with the government and private sector. • Working with Local Suppliers - At Yamana we strive to work with local suppliers, and whenever possible, source local products, equipment and services. Yamana’s goal is to stimulate local economies and create opportunities for employment and business growth. • Recovering and Exhibiting History - From time to time, Yamana discovers cultural artifacts at our mining sites. We support historic and cultural preservation, demonstrated through our partnerships with the local government and cultural entities, and help to uncover these artifacts. In 2008, Yamana supported archaeological research conducted at two of our exploration projects Ernesto/Pau-a-Pique and Pilar in Brazil. To ensure these initiatives are effective and support the future of each community, Yamana conducts community surveys to gather feedback and generate new ideas on how to better contribute to local cultural, health, education and business needs. YAMANA GOLD 2008 ANNUAL REPORT 23

 Creating Sustainable Communities Yamana provides various sustainable economic development programs within the communities surrounding our operations. In 2008, we supported the following programs: • At Chapada in Brazil, sustainable economic development programs supported the NGO Mulher em Ação (Woman in Action) and local entrepreneurs by donating advertising equipment and selling products produced by the group. • At El Peñón in Chile, sustainable economic development was supported through cooking classes and hairdressing courses designed to assist women in Vila Esperenza’s community in Antofagasta. • At Gualcamayo in Argentina, dental health campaigns were held at community schools in areas around the mine. The expansion of the drinking water network in Huaco was supported through an agreement with a government organization. • At Jacobina in Brazil, Yamana financed the renovation of the philharmonic orchestra’s headquarters helping to improve the conditions of music classes and orchestra rehearsals. • At Minera Florida in Chile, the installation of an antenna for cellular communication around Talamí and Alhue was supported, providing residents of those areas with the ability to communicate. • At Fazenda Brasileiro in Brazil, sustainable economic development was supported with the construction of a community bakery. • At San Andrés in Honduras, Yamana contributed to community education by donating computer science equipment, books and furniture for the library. • In Mato Grosso, where Yamana’s São Francisco and São Vicente mines are located, Yamana sponsored a computer science school for local adolescents. ...creating opportunities for employment and business growth. YAMANA GOLD 2008 ANNUAL REPORT 24

 Environmental Responsibility Focused on Best Practices At Yamana, business and operational decisions are guided by concern for our natural environment. Every project we work on has a direct connection to the environment, and every business decision incorporates and assesses Yamana’s environmental impact in a specific region. In compliance with the Company’s SHEC standards, mine sites and exploration projects are regularly evaluated by corporate inspections and audits. In 2008, ten inspections and audits were conducted at our Brazilian mining operations and eight at our mining operations in Argentina, Chile and Honduras. Six inspections were conducted at our exploration projects in Mato Grosso, Goiás and Bahia in Brazil. Sustainability for the Future: Yamana’s Goals Protecting the environment requires an ongoing commitment; one which Yamana knows is the most important investment. As a result, we have improved the environmental audit program through a collaborative process integrated with the management review. In short, no measure is considered too small. The cumulative effect goes towards reducing our impact on the planet as we strive to reduce the consumption of all natural resources (water, power and fuel) by as much as 10 percent by 2010. Environmental Initiatives Across Operations Yamana seeks to uphold best practices to manage environmental matters and compliance with local and international legislation. We have implemented a number of water saving, air monitoring, and protection initiatives at our operations including the Water Monitoring Program and Air Monitoring Program, which measure the quality of the surface, groundwater, and air emissions sources that are in place at all Yamana sites. Additionally, independent and certified laboratories collect and analyze water and air samples to ensure quality controls are being met. Reducing our operational energy consumption continues to be a key goal. As part of SYG, Yamana remains focused on energy efficiency and at a majority of our operations clean hydropower energy is already in place to support our effort of reducing electrical energy and diesel consumption. The Solid Waste Management Program was designed to promote separation, storage and safe transportation and disposal of waste and was introduced at all our operations in 2008. Under this program, solid waste is safely separated and delivered to temporary waste YAMANA GOLD 2008 ANNUAL REPORT 25 storage centres in order for licensed companies to recycle, process or dispose of it in adequate and licensed waste deposits. Organic waste is transformed into fertilizer through a composting process and helps in the recovery process by fertilizing seedlings. Cyanide has been used as a method of gold extraction since the 1890’s and is currently used at over 90 percent of gold mines worldwide. The handling of cyanide requires much care and the safety of our employees and environment is our top priority. In 2008, six of Yamana’s mines became signatories of the International Cyanide Code. Upon becoming a signatory to the Code, a company is granted three years to obtain a certificate confirming the implementation of the Code’s principles and standards. Yamana is working towards obtaining the certificate of confirmation of full compliance with the Code by the end of 2010. We seek to design realistic environmental programs that minimize our impact while maximizing the sustainability of our environment for future generations. Exploring new programs to reduce our carbon footprint is always a priority. At Minera Florida in Chile, a biodiversity program was developed focusing on reforestation, soil improvement, native tree nurseries and the production of honey. At Chapada in Brazil, mine tailings are being tested to be used as fertilizers to enhance the area’s agricultural system. The past year was also marked by the consolidation of energy consumption controls at each mine. Energy consumption reduction and water recycling programs will continue to be enhanced and positive results are expected over the next few years. ...focused on energy efficiency and reducing consumption. YAMANA GOLD 2008 ANNUAL REPORT 26

 Health and Safety Beyond Compliance Creating a safe work environment is a part of the commitment and pledge we make to each and every employee. Yamana has rigorous procedures in place to manage health and safety protocols and continues to make investments to enhance safety at all operations. We strive to go beyond compliance and ensure the prevention of accidents at our sites through the implementation of best practices in health and safety management. Yamana’s safety programs include: Approaches (Safety Behaviour Audits) - In effect since 2006, the audits encourage management to approach employees to reinforce safety measures. The objective is to gain each employee’s commitment to conduct all operating activities safely. Daily Safety Dialogue (DDS) - Prior to the start of a day’s work, the DDS is conducted at all operations and covers specific issues related to safety, health and environmental guidelines. Registration of Safety Occurrence (ROS) - Started in 2007, the program requires employees at all operations to register potentially dangerous situations with management. Each report is reviewed and solutions are implemented to avoid any safety issues. PEACE - Which stands for Think, Study, Analyze and Execute in Portuguese, is a safety program that enables each employee to analyze a task in order to execute it safely. This program reinforces the five key actions employees should take when assessing a potential risky situation. The overall health and safety of our employees is vital to our success and we prudently devote resources to improvements. In 2008, we focused on upgrading safety systems at many of our newly acquired mines and we will continue to enhance these systems across all operations in 2009. Enhancements included the addition of new safety equipment, newly formed safety teams, and the construction of safe rooms to improve features at each operation. Vaccination programs and health campaigns helped to prevent occupational illnesses and training programs and inspections were conducted to further improve safety. Exercise and stretching sessions were incorporated at our head office in Brazil to promote active living, attracting 90 percent of employees and resulting in reportedly lower stress levels, less fatigue and improved work performance. Yamana reports all injuries classified as lost time, first aid, restricted work and medical treatment and strives to meet a zero accident target. Yamana has created a safety statistic monitoring system to showcase safety performance and is continually working on lowering the Lost Time Injury Frequency Rate (LTIFR) at each mine. An investigation into every accident, incident and related infringement is conducted and appropriate training, education of risks and frequent assessments at each operation are some of the ingredients that make our safety and health systems successful. YAMANA GOLD 2008 ANNUAL REPORT 27

 At Yamana, health and safety is the responsibility of everyone and is not considered an obligation but a way of life. As we focus on our goals for the future, we have set in place year-over-year targets to consistently and proactively implement programs and measures to reduce accidents and injuries. With the establishment of the SHEC Committee we demonstrate our ongoing commitment to achieving these goals and continue to make every effort to meet and exceed health and occupational safety standards within our industry. Indicator 2007 2008 Accident frequency rate with time lost (1) 1.36 0.68 Safety approaches per month (average) 3,307 5,828 Average health campaigns per operation 4 8 (1) Frequency rate - number of accidents with time lost per 200,000 worked hours The Safety, Health and Environmental Principles of Yamana 1. To continuously employ in our activities and products, environmental advancements that reduce pollution and health and safety risks while adhering to applicable environmental, health and safety laws and legislation. 2. To prioritize the development of more efficient, safer and pollution-minimizing technology, and adopt technology that improves processes, products and the services of suppliers and contractors in order to maximize environmental protection. 3. To train, educate and motivate employees and contractors to execute their tasks and duties in a safe and environmentally responsible manner. 4. To foster a healthy and safe working environment - the responsibility of all employees. 5. To establish and review environmental, health and safety objectives and goals, and to work and consult with stakeholders and communities to ensure we are meeting those objectives. 6. To make recommendations to our suppliers and contractors in the management of environmental, health and safety policies, and sustainability with the consideration and input of stakeholders. 7. To build and operate facilities according to applicable international standards for environmental management and compliance. For additional information about sustainability at Yamana, please visit http://www.yamana.com/Corporate Responsibility. YAMANA GOLD 2008 ANNUAL REPORT 28

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YAMANA GOLD 2008 ANNUAL REPORT

Reserves and Resources

December 31, 2008

Mineral Reserves (Proven and Probable)

	Proven Reserves			Probable Reserves			Proven and Probable Reserves		
Gold	*Tonnes (000's)*	*Grade (g/t)*	*Contained oz. (000's)*	*Tonnes (000's)*	*Grade (g/t)*	*Contained oz. (000's)*	*Tonnes (000's)*	*Grade (g/t)*	*Contained oz. (000's)*
Alhue/Minera Florida	1,139	4.33	158	3,043	6.00	587	4,182	5.55	746
Alumbrera (12.5%)	44,000	0.40	566	1,250	0.29	12	45,250	0.40	578
Chapada	179,336	0.24	1,384	166,093	0.20	1,068	345,429	0.22	2,452
C1 Santa Luz	10,491	1.76	592	6,782	1.50	328	17,272	1.66	920
El Peñón	710	6.66	152	8,221	6.72	1,777	8,931	6.72	1,928
Fazenda Brasileiro	1,906	2.84	174	924	2.67	79	2,829	2.79	253
Gualcamayo	8,358	1.13	303	75,311	1.07	2,598	83,670	1.08	2,902
Jacobina	10,062	2.18	705	9,433	2.27	690	19,495	2.23	1,395
Mercedes	–	–	–	2,647	7.10	604	2,647	7.10	604
San Andrés	28,720	0.64	590	7,402	0.61	145	36,122	0.63	734
São Francisco DLO	11,918	0.28	105	5,868	0.27	50	17,785	0.27	156
São Francisco GLO	9,321	1.30	391	4,776	1.18	181	14,097	1.26	572
Total São Francisco	21,239	0.73	496	10,643	0.68	231	31,882	0.71	727
São Vicente - Main Ore	6,580	1.06	225	2,854	0.90	82	9,434	1.01	307
São Vicente - ROM Ore	1,694	0.27	15	1,932	0.33	20	3,626	0.30	35
Total São Vicente	8,274	0.90	239	4,786	0.67	103	13,060	0.81	342
Sub Total Gold Reserves	**314,234**	**0.53**	**5,360**	**296,535**	**0.86**	**8,222**	**610,769**	**0.69**	**13,581**
Agua Rica	347,831	0.25	2,818	449,892	0.21	2,965	797,723	0.23	5,783
Total Gold Reserves	**662,065**	**0.38**	**8,178**	**746,427**	**0.47**	**11,187**	**1,408,492**	**0.43**	**19,364**

	Proven Reserves			Probable Reserves			Proven and Probable Reserves		
Silver	*Tonnes (000's)*	*Grade (g/t)*	*Contained oz. (000's)*	*Tonnes (000's)*	*Grade (g/t)*	*Contained oz. (000's)*	*Tonnes (000's)*	*Grade (g/t)*	*Contained oz. (000's)*
Alhue/Minera Florida	1,139	20.11	736	3,043	48.97	4,792	4,182	41.12	5,528
El Peñón	710	347.60	7,931	8,221	231.20	61,109	8,931	240.45	69,040
Mercedes	–	–	–	2,647	72.43	6,163	2,647	72.43	6,163
Sub Total Silver Reserves	**1,849**	**145.79**	**8,667**	**13,911**	**161.13**	**72,064**	**15,760**	**159.33**	**80,731**
Agua Rica	347,831	3.83	42,775	449,892	3.46	49,989	797,723	3.62	92,764
Total Silver Reserves	**349,680**	**4.58**	**51,442**	**463,803**	**8.19**	**122,053**	**813,483**	**6.63**	**173,495**

	Proven Reserves			Probable Reserves			Proven and Probable Reserves		
Copper	*Tonnes (000's)*	*Grade (%)*	*Contained lbs (mm)*	*Tonnes (000's)*	*Grade (%)*	*Contained lbs (mm)*	*Tonnes (000's)*	*Grade (%)*	*Contained lbs (mm)*
Alumbrera (12.5%)	44,000	0.40	388	1,250	0.33	9	45,250	0.40	397
Chapada	179,336	0.33	1,305	166,093	0.31	1,135	345,429	0.32	2,440
Sub Total Copper Reserves	**223,336**	**0.34**	**1,693**	**167,343**	**0.31**	**1,144**	**390,679**	**0.33**	**2,837**
Agua Rica	347,831	0.57	4,386	449,892	0.43	4,285	797,723	0.49	8,671
Total Copper Reserves	**571,167**	**0.48**	**6,079**	**617,235**	**0.40**	**5,429**	**1,188,402**	**0.44**	**11,508**

	Proven Reserves			Probable Reserves			Proven and Probable Reserves		
Zinc	*Tonnes (000's)*	*Grade (%)*	*Contained lbs (mm)*	*Tonnes (000's)*	*Grade (%)*	*Contained lbs (mm)*	*Tonnes (000's)*	*Grade (%)*	*Contained lbs (mm)*
Alhue/Minera Florida	1,139	1.30	33	3,043	1.54	103	4,182	1.47	136
Total Zinc Reserves	**1,139**	**1.30**	**33**	**3,043**	**1.54**	**103**	**4,182**	**1.47**	**136**

	Proven Reserves			Probable Reserves			Proven and Probable Reserves		
Molybdenum	*Tonnes (000's)*	*Grade (%)*	*Contained lbs (mm)*	*Tonnes (000's)*	*Grade (%)*	*Contained lbs (mm)*	*Tonnes (000's)*	*Grade (%)*	*Contained lbs (mm)*
Alumbrera (12.5%)	44,000	0.014	14	1,250	0.015	0.4	45,250	0.014	14
Sub Total Moly Reserves	**44,000**	**0.014**	**14**	**1,250**	**0.015**	**0.4**	**45,250**	**0.014**	**14**
Agua Rica	347,831	0.035	268	449,892	0.033	327	797,723	0.034	596
Total Moly Reserves	**391,831**	**0.033**	**282**	**451,142**	**0.033**	**328**	**842,973**	**0.033**	**610**

 Mineral Resources (Measured, Indicated and Inferred) (Mineral Resources have been categorized as Resources that remain after removal of Reserves) Measured Resources Indicated Resources Measured & Indicated Resources Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Gold (000’s) (g/t) oz. (000’s) (000’s) (g/t) oz. (000’s) (000’s) (g/t) oz. (000’s) Alhue/Minera Florida 560 4.22 76 1,690 4.36 237 2,250 4.33 313 Amancaya - - - - - - - - - C1 Santa Luz 12,029 1.50 580 13,728 1.43 633 25,757 1.46 1,213 Chapada 45,710 0.14 206 139,672 0.12 539 185,382 0.13 745 El Peñón 581 12.66 236 3,315 7.97 850 3,896 8.67 1,086 Ernesto - - - 1,520 3.66 179 1,520 3.66 179 Esquel - - - 4,700 15.00 2,286 4,700 15.00 2,286 Fazenda Brasileiro 264 2.14 18 627 2.66 54 890 2.50 72 Gualcamayo 216 3.35 23 14,749 1.20 568 14,966 1.23 592 Jacobina 8,428 2.54 687 8,135 3.22 842 16,563 2.87 1,529 Jeronimo - - - 1,110 7.97 284 1,110 7.97 284 La Pepa 15,750 0.61 308 133,682 0.57 2,452 149,432 0.57 2,760 Mercedes - - - 572 3.82 70 572 3.82 70 Pau-a-Pique 1,372 5.30 234 1,055 5.34 181 2,426 5.32 415 Pilar - - - - - - - - - San Andrés 53,311 0.56 963 31,078 0.63 631 84,389 0.59 1,594 São Francisco DLO 7,682 0.26 64 16,259 0.26 134 23,941 0.26 197 São Francisco GLO 3,678 1.25 148 5,753 1.10 203 9,432 1.16 351 Total São Francisco 11,361 0.58 212 22,013 0.48 337 33,373 0.51 549 São Vicente 7,910 0.52 133 8,138 0.63 166 16,048 0.58 298 Sub Total Gold Resources 157,492 0.73 3,676 385,784 0.83 10,308 543,274 0.80 13,985 Agua Rica 64,169 0.17 361 248,108 0.16 1,299 312,277 0.17 1,660 Total Gold Resources 221,661 0.57 4,036 633,891 0.57 11,607 855,551 0.57 15,645 Measured Resources Indicated Resources Measured & Indicated Resources Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Silver (000’s) (g/t) oz. (000’s) (000’s) (g/t) oz. (000’s) (000’s) (g/t) oz. (000’s) Alhue/Minera Florida 560 29.68 534 1,690 26.16 1,421 2,250 27.03 1,956 Amancaya - - - - - - - - - El Peñón 581 303.13 5,661 3,315 226.66 24,155 3,896 238.03 29,816 Esquel - - - 4,700 23.00 3,523 4,700 23.00 3,523 Mercedes - - - 572 60.61 1,114 572 60.61 1,114 Sub Total Silver Resources 1,141 168.87 6,195 10,277 91.44 30,213 11,418 99.18 36,409 Agua Rica 64,169 2.38 4,911 248,108 2.74 21,823 312,277 2.66 26,734 Total Silver Resources 65,310 5.29 11,106 258,385 6.26 52,036 323,695 6.07 63,143 Measured Resources Indicated Resources Measured & Indicated Resources Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Copper (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) Chapada 45,710 0.18 181 139,672 0.20 616 185,382 0.20 797 Sub Total Copper Resources 45,710 0.18 181 139,672 0.20 616 185,382 0.20 797 Agua Rica 64,169 0.49 700 248,108 0.40 2,178 312,277 0.42 2,878 Total Copper Resources 109,879 0.36 881 387,780 0.33 2,794 497,659 0.33 3,675 Measured Resources Indicated Resources Measured & Indicated Resources Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Zinc (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) Alhue/Minera Florida 560 1.61 20 1,690 1.48 55 2,250 1.51 75 Total Zinc Resources 560 1.61 20 1,690 1.48 55 2,250 1.51 75 Measured Resources Indicated Resources Measured & Indicated Resources Tonnes Grade Contained Tonnes Grade Contained Tonnes Grade Contained Molybdenum (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) (000’s) (%) lbs (mm) Agua Rica 64,169 0.01 40 248,108 0.01 165 312,277 0.01 206 Total Moly Resources 64,169 0.01 40 248,108 0.01 165 312,277 0.01 206 YAMANA GOLD 2008 ANNUAL REPORT

31

Inferred Resources		
Tonnes (000's)	*Grade (g/t)*	*Contained oz. (000's)*
2,409	5.81	450
1,390	7.90	351
4,989	1.43	230
186,801	0.11	661
3,555	8.98	1,027
2,144	2.61	180
900	9.90	274
442	5.30	75
12,759	1.04	428
25,225	2.22	1,797
3,100	7.10	701
37,900	0.50	620
452	5.82	85
998	3.90	125
12,400	2.42	972
4,704	0.79	120
17,609	0.25	141
7,300	1.88	441
24,909	0.73	582
3,623	0.87	101
328,700	**0.83**	**8,779**
651,000	0.12	2,512
979,700	**0.36**	**11,291**

Inferred Resources		
Tonnes (000's)	*Grade (g/t)*	*Contained oz. (000's)*
2,409	51.40	3,980
1,390	73.00	3,270
3,555	263.30	30,098
900	21.00	575
452	68.00	989
8,706	**139.02**	**38,912**
651,000	2.30	48,139
659,706	**4.10**	**87,051**

Inferred Resources		
Tonnes (000's)	*Grade (%)*	*Contained lbs (mm)*
186,801	0.20	823
186,801	**0.20**	**823**
651,000	0.34	4,880
837,801	**0.31**	**5,703**

Inferred Resources		
Tonnes (000's)	*Grade (%)*	*Contained lbs (mm)*
2,409	1.43	76
2,409	**1.43**	**76**

Inferred Resources		
Tonnes (000's)	*Grade (%)*	*Contained lbs (mm)*
651,000	0.03	488
651,000	**0.03**	**488**

Yamana Gold Inc. Mineral Reserve and Mineral Resource Reporting Notes:

1. Metal Prices and Cut-off Grades:

Mine	Mineral Reserves	Mineral Resources
Alhue/Minera Florida	$700 Au, $11.00 Ag	2.5 g/t Au cut-off
Alumbrera (12.5%)	$700 Au, $2.50 Cu, $12.00 Mo, 0.19% CuEq cut-off	N/A
Amancaya	N/A	1.0 g/t Au open-pit; 3.4 g/t Au UG
Chapada	$700 Au, $1.85 Cu, 0.17% CuEq cut-off	0.17% CuEq cut-off
C1 Santa Luz	$575 Au, 0.50 g/t Au cut-off	0.5 g/t Au cut-off
El Peñón	$700 Au, $11.00 Ag, variable cut-off	3.9 or 5.0 g/t Au Eq
Ernesto	N/A	1.0 g/t Au
Fazenda Brasileiro	$700 Au	1.5 g/t Au cut-off
Gualcamayo	$480 QDD Upper, $725 QDDLW, $625 AIM	0.3 g/t Au QDD OP, 0.5 g/t Au AIM OP, 1.0 g/t Au UG QDDLW
Jacobina	$725 Au; 0.80 g/t Au cut-off	0.50 g/t Au cut-off
Jeronimo	N/A	5.0 g/t Au cut-off
La Pepa	N/A	0.3 g/t Au cut-off
Mercedes	$700 Au, $12 Ag; 3.0 g/t Au cut-off	2.0 g/t Au cut-off
Pau-a-Pique	N/A	1.5 g/t Au cut-off
Pilar	N/A	0.5, 1.5 g/t Au
San Andrés	$700 Au, 0.38 and 0.60 g/t cut-off ox/mix	0.38 g/t Au
Total São Francisco	$700 Au	0.15 g/t Au
Total São Vicente	$427.5 Au; 0.22 and 0.55 g/t Au cut-offs	0.20 g/t Au cut-off
Agua Rica	$425 Au, $1.10 Cu; 0.20% Cu and $3.74 cut-off	0.20% Cu and $3.74 cut-off

2. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.
3. All Mineral Resources are reported exclusive of Mineral Reserves.
4. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
5. Reserves and Resources are reported as of December 31, 2008.
6. Qualified Persons Responsible for Mineral Reserve and Mineral Resource Estimates:

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Fazenda Brasileiro	Renato Petter, P.Eng., Director of Technical Services, Yamana Gold Inc.	Evandro Cintra, Ph.D., P.Geo., Senior Vice President, Technical Services, Yamana Gold Inc.
C1 Santa Luz	Enrique Munoz Gonzalez, MAusIMM, Metalica Consultores S.A.	Marco Antonio Alfaro Sironvalle, MAusIMM, Metalica Consultores S.A.
Jacobina	Normand L. Lecuyer, B.Sc., P.Eng., of Scott Wilson Roscoe Postle Associates Inc.	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.
São Francisco	Normand L. Lecuyer, B.Sc., P.Eng., of Scott Wilson Roscoe Postle Associates Inc.	Evandro Cintra, Ph.D., P.Geo., Senior Vice President, Technical Services, Yamana Gold Inc.
São Vicente	Renato Petter, P.Eng., Director of Technical Services, Yamana Gold Inc.	Mario E. Rossi, P.Eng., Principal Geostatiscian, Geosystems International Inc.
Ernesto/Pau-a-Pique	N/A	Evandro Cintra, Ph.D., P.Geo., Senior Vice President, Technical Services, Yamana Gold Inc.
Chapada	Marco Antonio Alfaro Sironvalle, MAusIMM, Metalica Consultores S.A.	Marco Antonio Alfaro Sironvalle, MAusIMM, Metalica Consultores S.A.
San Andrés	Rogerio Moreno, MAusIMM, Principal Geologist, MCB Servicos e Mineracao Ltda.	Rogerio Moreno, MAusIMM, Principal Geologist, MCB Servicos e Mineracao Ltda.
Gualcamayo	Renato Petter, P.Eng., Director of Technical Services, Yamana Gold Inc.	Ronald G. Simpson, P.Geo., GeoSim Services Inc.
Pilar	N/A	Pamela L. De Mark, P.Geo., Senior Consultant, Snowden Mining Industry Consultants Inc.
El Peñón	William H. Wulftange, P.Geo, Director Technical Compliance, Yamana Gold Inc.	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.
Alhue/Minera Florida	William H. Wulftange, P.Geo, Director Technical Compliance, Yamana Gold Inc.	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.
Amancaya	N/A	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.
Agua Rica	Renato Petter, P.Eng., Director of Technical Services, Yamana Gold Inc.	Evandro Cintra, Ph.D., P.Geo., Senior Vice President, Technical Services, Yamana Gold Inc.
Alumbrera	Julio Bruna Novillo, AusIMM, Xstrata Plc	Julio Bruna Novillo, AusIMM, Xstrata Plc
Jeronimo	N/A	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.
Esquel	N/A	Robin J. Young, P.Geo., Western Services Engineering, Inc.
Mercedes	Neil B. Prenn, P.Eng., Principal Engineer, Mine Development Associates	Greg Walker, P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc.
La Pepa	N/A	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.

 MD&A and Financial Statements Table of Contents MD&A Contents 1 Core Business 33 2 Highlights 33 3 Outlook and Strategy 34 4 Overview of Financial Results 36 5 Mines and Development Projects 44 6 Non-GAAP Measures 52 7 Business Acquisitions 53 8 Liquidity and Capital Resources 54 9 Capitalization 56 10 General and Administrative Expenses 57 11 Foreign Exchange 58 12 Investments and Investment Income 58 13 Income Taxes 60 14 Closure and Reclamation Costs 61 15 Derivatives 61 16 Contractual Commitments 63 17 Contingencies 63 18 Off-Balance Sheet Arrangements 63 19 Gold and Copper Markets 64 20 Reserve Estimates 64 21 Exploration and Development 66 22 Depletion and Impairment of Mineral Interests 68 23 Risks and Uncertainties 68 24 Critical Accounting Policies and Estimates 71 25 IFRS Changeover Plan 73 26 Recent Accounting Pronouncements 74 27 Disclosure Controls and Procedures 76 Cautionary Notes Regarding Forward-Looking Statements 78 To United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources 78 Regarding Reserves and Resources 78 Consolidated Financial Statements Contents Management’s Responsibility for Financial Reporting 79 Audit Reports 80 Consolidated Balance Sheets 82 Consolidated Statements of Operations 83 Consolidated Statements of Shareholders’ Equity 84 Consolidated Statements of Comprehensive Income 84 Consolidated Statements of Cash Flows 85 Notes to Consolidated Financial Statements 1 Nature of Operations 86 2 Significant Accounting Policies 86 3 Changes in Significant Accounting Policies 91 4 Business Acquisitions 92 5 Cash and Cash Equivalents 96 6 Inventory 96 7 Other Current Assets 96 8 Mineral Interests 97 9 Investments 98 10 Other Long-Term Assets 100 11 Goodwill 100 12 Credit Facilities 100 13 Asset Retirement Obligations 101 14 Other Long-Term Liabilities 101 15 Employee Future Benefits 102 16 Capital Stock 102 17 Accumulated Other Comprehensive Loss 102 18 Share Purchase Warrants 103 19 Stock-Based Compensation 103 20 Non-Controlling Interest 105 21 Write-off of Mineral Interests 105 22 Interest and Financing Expenses 106 23 Income Taxes 106 24 Supplementary Cash Flow Information 107 25 Joint Venture 108 26 Segmented Information 109 27 Contractual Commitments 110 28 Capital Management 110 29 Financial Instruments 111 30 Contingencies 114 31 Summary of Principal Differences Between Canadian and United States GAAP 114 YAMANA GOLD 2008 ANNUAL REPORT 32

 Yamana Gold Inc. Management’s Discussion and Analysis of Operations and Financial Condition (United States Dollars unless otherwise specified, in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”)) A cautionary note regarding forward-looking statements follows this Management’s Discussion and Analysis of Operations and Financial Condition. 1. CORE BUSINESS Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian incorporated gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold production, gold development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Central America. The Company is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on its existing production base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: YAU). 2. HIGHLIGHTS Overview • Substantially completed construction of Gualcamayo and São Vicente for a total of nine mines operating in 2009. First gold pour at São Vicente and Gualcamayo in early January 2009. • Further advanced four development stage gold properties in 2008. 100% of Yamana’s targeted growth is in gold, consolidating the Company’s position as a precious metals producer. • Advanced the strength of the balance sheet and financial position of the Company to counter the impact of a developing economic situation in late 2008. • Undertook a plan to take the time to properly develop assets to provide prudent and disciplined growth. Financial Twelve months ended December 31, 2008 • Annual revenues of $1.1 billion, an increase of more than 40% over 2007. • Net earnings of $434.8 million or $0.63 basic earnings per share compared with $157.2 million or $0.38 basic earnings per share for 2007, an increase of more than 65% on a per share basis. • Cash flow from operations before changes in non-cash working capital (a non-GAAP measure - see Section 6) of $425.6 million for the year and cash flow from operations after changes in non-cash working capital of $328.7 million compared to $280.1 million and $281.1 million respectively for 2007. • Cash at the end of the year of $170.1 million and available borrowing capacity of $500.0 million under a revolving line of credit of which approximately $250.0 million remains undrawn. Three months ended December 31, 2008 • Revenues, net earnings and cash flow from operations were impacted by a significant non-recurring pricing adjustment driven by a significant change in copper prices on sales of copper concentrate, with a negative impact of $74.1 million on revenues and $80.7 million on cash flows. • Revenues of $114.1 million, down 48% from the fourth quarter of 2007. Excluding the copper pricing adjustment, fourth quarter revenues would have been $188.2 million. • Net earnings of $179.4 million or $0.25 basic earnings per share compared with $47.1 million or $0.08 basic earnings per share for the same quarter in 2007. • Cash flow from operations after changes in non-cash working capital of $103.4 million compared with $145.8 million in the fourth quarter in 2007. Operational Twelve months ended December 31, 2008 • Total production of 982,897 gold equivalent ounces for the year, an increase of 65% over 2007. • Co-product cash costs of $384 per ounce of gold. Cash costs at our largest mines: El Peñón - $308 per gold equivalent ounce and Chapada $337 per gold ounce. • By-product cash costs of $136 per gold equivalent ounce after copper by-product credits (cash cost per ounce is a non-GAAP measure - see Section 6). YAMANA GOLD 2008 ANNUAL REPORT 33

 • Increase in gold equivalent ounce production at El Peñón to more than 400,000 ounces. • Increased production at Jacobina by 19,164 gold ounces or 35% and decreased cash costs by $130 per ounce. Three months ended December 31, 2008 • Production of 254,774 gold equivalent ounces for the quarter, an increase of 8% over the third quarter of 2008. • Co-product cash costs of $383 per ounce. An improvement of 16% over the third quarter. • Jacobina gold production increased by 27% compared to the third quarter. • Increased production at São Francisco by 16% over the third quarter. • Reduced cash costs at Jacobina by $199 per ounce, or by 26% compared to the third quarter. • Reduced cash costs at San Andrés by $225 per ounce, or by 34% compared to the third quarter. • Commenced operations at Gualcamayo and São Vicente with their first gold pour in early January 2009. Commercial production is expected to begin in mid-2009 for average annual production of 195,000 to 210,000 ounces of gold at Gualcamayo and 55,000 to 60,000 ounces of gold at São Vicente. Development and Exploration • Exploration results received at El Peñón continue to support the Company’s view that El Peñón will be able to achieve an increased sustainable annual rate of production of 500,000 gold equivalent ounces per year. Increased production will be achieved by increasing tonnage and reducing grind size to increase plant capacity. • Expansion at Jacobina achieved the planned plant capacity with ore processing targeted at an average of 5,700 tonnes per day in 2009. The second phase expansion will continue in 2009 toward a targeted plant capacity of 7,500 tonnes per day. • In the fourth quarter, the Company completed an updated feasibility study for expansion at Chapada and immediately commenced the first phase of expansion to 20 million tonnes per year with completion expected by mid-2009. This will be followed by the second phase expansion to 24 million tonnes per year with completion expected in early 2010. • Commissioning for the expansion at Minera Florida began in the fourth quarter, resulting in a throughput increase to 2,000 tonnes per day for a target production level of up to 120,000 gold equivalent ounces beginning in 2010. • Total proven and probable reserves increased by approximately 1.4 million ounces of contained gold or 8% compared with 2007, after the replenishment of 2008 production. • Increased total measured and indicated resources by approximately 2.8 million contained gold ounces or 22% compared to the prior year. 3. OUTLOOK AND STRATEGY The Company remains focused on the core mines, generating cash flow, preserving capital, maximizing cash balances and maintaining maximum flexibility across its various interests including its development stage and near development stage projects. The Company continues to be committed to prudent and disciplined growth and will continue to improve the value and returns of its various projects. It will also continue to focus on containing costs and ensuring effective management of capital expenditures. During the current unsettling times of the global economy, the Company has stayed the course and remained committed to optimize its liquidity and control of costs. Total cash on hand as of December 31, 2008 exceeds $170.0 million. The Company completed equity financing for $108.0 million (Cdn$135.0 million) before issue costs, and secured a further $200.0 million revolving credit facility in December. The Company is well positioned financially to fund its strategic growth plan where enhancements, expansions, improvements and development of existing assets are expected to drive production toward the Company’s objective to produce approximately 2.0 million gold equivalent ounces per year beginning in 2012. Yamana’s production plan is focused on disciplined growth targeting a range of 1.3 to 1.4 million gold equivalent ounces in 2009 and 1.4 to 1.5 million gold equivalent ounces in 2010 from mines currently in production, 1.6 million gold equivalent ounces in 2011 and more than 2.0 million gold equivalent ounces in 2012. Production targets are based on existing reserves and resources and proposed increases at exploration projects now being evaluated. The Company will continue to evaluate the further expansion at each of El Peñón and Minera Florida. With these expansions and the development of Mercedes, Pilar, C1 Santa Luz and Ernesto/Pau-a-Pique, the Company expects to achieve the above production targets. Estimated gold production for 2009 and 2010 is detailed below. Gold equivalent ounce calculations are based on an assumed gold to silver ratio of 55:1 which is a three-year historical average. Estimated silver production of approximately 12 million ounces for each of 2009 and 2010 is treated as a gold equivalent on that basis. YAMANA GOLD 2008 ANNUAL REPORT 34

35
YAMANA GOLD 2008 ANNUAL REPORT

	2009	2010
Gold Production Estimates *(in thousands of ounces)*		
Chapada	140 - 155	135 - 145
El Peñón (GEO) *(i)*	435 - 465	460 - 480
São Francisco	75 - 85	90 - 115
Gualcamayo	195 - 210	220 - 235
Jacobina	115 - 125	120 - 140
San Andrés	70 - 75	70 - 80
Fazenda Brasileiro	90 - 95	85 - 95
Minera Florida (GEO) *(i)*	105 - 110	110 - 120
São Vicente	55 - 60	50 - 55
Alumbrera *(ii)*	55 - 60	50
Total GEO (including silver) *(i)*	**1,335 - 1,440**	**1,390 - 1,515**
Copper Production Estimates (in millions of pounds) *(iii)*	**145 - 150**	**150 - 160**

(i) GEO calculations are based on assumed gold to silver ratio of 55:1 which is a three-year historical average.
(ii) Represents Yamana's 12.5% share of Alumbrera production.
(iii) Copper production at the Chapada Mine.

Cash costs reported on a gold equivalent ounce and by-product basis (a non-GAAP measure - see Section 6) apply zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. Gold equivalent ounce is determined by converting silver production to its gold equivalent using relative gold/silver metal prices and adding the converted silver production expressed in gold ounces to the ounces of gold production. Gold production is expected to increase while change in copper and zinc production is expected to be modest and as such the impact of the by-product credit is reduced on a per ounce basis with increasing gold production. Cash costs are also impacted by inflation year-over-year.

Cash costs are reported annually and are expected to vary from quarter-to-quarter. For 2009 and 2010, the range of cash costs expected is as follows:

	2009	2010
Co-Product Cash Cost Estimates (per GEO) *(i)*		
Chapada	$275 - $305	$290 - $310
El Peñón	$280 - $310	$280 - $310
Gualcamayo	$380 - $400	$380 - $410
Jacobina	$380 - $410	$350 - $380
Minera Florida	$340 - $350	$310 - $330
Other mines	$450 - $480	$455 - $480
Co-product cash cost per GEO	**$345 - $375**	**$350 - $375**
Co-product cash cost per pound of copper	**$0.90 - $1.00**	**$0.92 - $1.05**
By-product cash cost per GEO	**$270 - $295**	**$265 - $310**

(i) Excluding cash cost estimates for Alumbrera.

Cash costs (cautionary note regarding non-GAAP measures included in this Management's Discussion and Analysis) were estimated using the following copper prices and exchange rates:

	2009	2010
Copper *(US$/lb)*	1.75	2.00
Brazil - Reais/US$	2.20	2.20
Argentina - Pesos/US$	3.40	3.40
Chile - Pesos/US$	650.00	625.00

 Production and cash cost guidance above is in line with previous guidance issued by the Company. Capital expenditures for 2009 and 2010 are expected to be approximately $350 million and $400 million, respectively, including sustaining capital of approximately $130 million in each year. The majority of capital costs in 2009 are allocated to the expansion at Chapada, development work at El Peñón, development of the satellite deposits Amelia Ines and Magdalena and initial work on QDD Lower West at Gualcamayo, the purchase of certain additional mining concessions and further development at Jacobina. The decisions to develop C1 Santa Luz and Mercedes are expected to be made in mid-year 2009 and in the first quarter 2010, respectively, pending a cost review for improved economics at C1 Santa Luz and a final feasibility study and further exploration at Mercedes. Capital expenditures shown above assume a modest amount for these projects in 2009 and would increase mostly in 2010 once a construction decision is made. The decision to advance Ernesto/Pau-a-Pique and/or Pilar will depend on further evaluation of the economics of those projects in 2009. Results at Pilar are very promising and indicate more tonnes of comparatively higher grade than was earlier indicated. Additional capital would be required to advance these development stage projects to production. Exploration expenses in 2009 are expected to be $56.0 million ($37.0 million capitalized and the remainder expensed). Yamana’s exploration program in 2009 will focus on mine and near-mine exploration primarily in Chile, Brazil, Mexico and Argentina. In an effort to reduce volatility in cost structures due to fluctuating currency exchange rates, Yamana has hedged approximately 70% of its operating currency exposure at five of its mines in Brazil. A total of approximately 398.5 million Reais is now hedged for the next 2 years at an average rate of approximately 2.25 Reais to the United States Dollar. In Chile, given the strong correlation between the Chilean Peso and copper prices, a weakening in the currency serves as a natural hedge to declining copper prices. Any decrease in copper margins for the Company’s unhedged copper due to lower copper prices is significantly offset by the expected margin improvements related to its gold and silver production in Chile due to weaker peso. In 2009, approximately 35% of Yamana’s gold production will be from mines in Chile. 4. OVERVIEW OF FINANCIAL RESULTS ANNUAL FINANCIAL REVIEW • Net earnings of $434.8 million or $0.63 basic earnings per share compared with $157.2 million or $0.38 basic earnings per share for 2007, an increase of more than 65% on a per share basis. • Annual revenues of $1.1 billion, an increase of more than 40% over 2007. • Mine operating earnings of $362.8 million, a decrease of approximately 6% compared with $384.6 million in 2007 mainly due to lower copper prices. • Foreign exchange gains of $131.5 million compared with losses of $40.4 million in 2007. • Unrealized gains on derivatives, principally from copper derivatives, of $174.0 million. • Cash flow from operations before changes in non-cash working capital (a non-GAAP measure) of $425.6 million for the year and cash flow from operations after changes in non-cash working capital of $328.7 million compared to $280.1 million and $281.1 million respectively for 2007. • Impairment charges of $58.5 million against the São Francisco Mine mainly due to shortened life of mine as a result of revised estimate of proven and probable reserves. • Exploration expense of $19.4 million. • Equity financing raised a cash flow of $101.9 million, net of issue costs. • Capital expenditures of $586.9 million in 2008 compared to $273.2 million in 2007. • Repaid debt of $95.6 million and secured an additional $200.0 million revolving credit facility before the end of the year. The Company now has $500.0 million of available credit under revolving credit lines of which approximately $250.0 million remains undrawn. YAMANA GOLD 2008 ANNUAL REPORT 36

37
YAMANA GOLD 2008 ANNUAL REPORT

The table below presents selected financial data for the Company's three most recently completed fiscal years as presented in the audited consolidated financial statements:

(in thousands of dollars)	2008	2007	2006
Financial results			
Revenues *(ii)*	$ 1,054,607	$ 747,091	$ 169,206
Mine operating earnings	$ 362,773	$ 384,580	$ 35,056
Net earnings (loss)	$ 434,772	$ 157,245	$ (70,163)
Cash flow from (to) operations (after changes in non-cash working capital items)	$ 328,675	$ 281,129	$ (3,215)
Cash flow from operations (before changes in non-cash working capital items) *(iii)*	$ 425,567	$ 280,099	$ 40,171
Cash flow to investing activities	$ (559,715)	$ (689,847)	$ (179,029)
Cash flow from financing activities	$ 131,579	$ 614,344	$ 97,912
Per share financial results			
Basic earnings (loss) per share	$ 0.63	$ 0.38	$ (0.25)
Diluted earnings (loss) per share	$ 0.62	$ 0.36	$ (0.25)
Financial position *(in thousands of dollars)*			
Cash and cash equivalents	$ 170,137	$ 284,894	$ 69,680
Total assets	$ 9,337,353	$ 9,895,924	$ 2,181,192
Total long-term liabilities	$ 2,419,639	$ 3,469,659	$ 387,401
Production *(iv)*			
Total gold equivalent ounces produced	982,897	597,304	313,591
Total gold equivalent ounces produced excluding 12.5% equity interest in Alumbrera	919,846	576,908	313,591
Cash costs net of by-product copper credits per gold equivalent ounce produced *(iii)*	$ 136	$ (182)	$ 326
Co-product cash costs per gold equivalent ounce produced *(iii)*	$ 384	$ 330	$ 326
Chapada copper contained in concentrate production *(millions of lbs)*	139.3	122.9	–
Chapada co-product cash costs per lb of copper *(iii)*	$ 1.02	$ 0.72	–
Sales			
Gold sales *(ounces)*	719,701	507,978	277,942
Pre-commercial gold sales *(ounces)*	–	–	19,739
Total gold sales *(ounces) (i)*	719,701	507,978	297,681
Chapada payable copper contained in concentrate sales *(millions of lbs)*	131.9	117.0	–
Chapada concentrate sales *(tonnes)*	241,341	201,248	–
Silver sales *(million of ounces)*	9.8	1.8	–
Average realized gold price per ounce *(ii)*	$ 871	$ 707	$ 613
Chapada average realized copper price per lb (excluding derivative contracts)	$ 3.17	$ 3.32	–
Average realized silver price per ounce *(ii)*	$ 15.18	$ 14.14	–

(i) Includes payable gold ounces from the Chapada Mine and excludes sales from 12.5% interest in Alumbrera Mine.
(ii) Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.
(iii) A cautionary note regarding non-GAAP measures is included in Section 6 of this Management's Discussion and Analysis.
(iv) Gold equivalent ounces calculations on an assumed gold to silver ratio of 55:1 which is a three-year historical average. Silver production of approximately 12 million ounces for 2009 and 2010 is treated as a gold equivalent on this basis.

38 YAMANA GOLD 2008 ANNUAL REPORT

The following table presents a summarized Statement of Operations for the Company's most recently completed fiscal years:

(in thousands of dollars)	2008	2007	2006
Revenues	$ 1,054,607	$ 747,091	$ 169,206
Cost of sales	(496,766)	(287,640)	(100,004)
Depreciation, amortization and depletion	(190,893)	(71,815)	(33,510)
Accretion of asset retirement obligations	(4,175)	(3,056)	(636)
Mine operating earnings	362,773	384,580	35,056
Expenses			
General and administrative	(70,643)	(69,251)	(65,449)
Exploration and other operating expenses	(26,188)	2,872	–
Write-off of mineral interests	(58,993)	(1,821)	(3,675)
Operating earnings (loss)	206,949	316,380	(34,068)
Other business income (expenses)	47,758	(67,998)	(25,361)
Unrealized gain (loss) on derivatives	173,985	(29,068)	(35,773)
Earnings (loss) before income taxes, equity earnings and non-controlling interest	428,692	219,314	(95,202)
Income tax (expense) recovery	(19,683)	(63,872)	25,039
Equity earnings from Minera Alumbrera	25,763	3,820	–
Non-controlling interest	–	(2,017)	–
Net earnings (loss)	$ 434,772	$ 157,245	$ (70,163)
Basic earnings (loss) per share	$ 0.63	$ 0.38	$ (0.25)
Diluted earnings (loss) per share	$ 0.62	$ 0.36	$ (0.25)

The Company successfully merged the Meridian and Northern Orion operations during the year after their acquisition by the Company in October 2007.

Earnings per share were $0.63 basic and $0.62 on a diluted basis, compared with $0.38 per share basic and $0.36 per share on a diluted basis for 2007 (2006 - loss $0.25 per share basic and diluted).

Net earnings for the year were $434.8 million compared with net earnings of $157.2 million in 2007 (2006 - loss of $70.2 million). Revenue increased due to higher production as a result of the full-year effect from the producing properties acquired in October 2007, and higher average realized prices for gold. This was partially offset by negative adjustments driven by a decline in copper prices on sales of concentrate. Unrealized gains from commodity derivative contracts, which were acquired to mitigate price risk of copper, offset the impact from the decline in the copper price on revenues. Increased cost of sales was driven by a stronger Brazilian Real versus the United States Dollar and higher prices for consumables versus 2007.

Gross revenues for the year were derived from the sale of 719,701 ounces of gold, 9.8 million ounces of silver and 131.9 million pounds of copper. This compares with gross revenues for 2007 from sale of 532,531 ounces of gold (2006 - 297,681 ounces of gold), 1.8 million ounces of silver (2006 - nil) and 117.0 million pounds of copper (2006 - nil). Higher production volumes were due to full-year operation of the mines acquired from Meridian and Northern Orion in October 2007 and increased production levels at Jacobina and Fazenda Brasileiro.

The Company's average net realized gold price during the year was $871, an increase of 23% from an average net realized price of $707 per ounce in 2007 (2006 - $613 per ounce). The average realized price excludes the impact of unrealized mark-to-market adjustments on unsettled concentrate sales. The average market price for gold was $872 per ounce in 2008 compared to $697 per ounce in 2007 and $605 per ounce in 2006.

The average realized price of copper from Chapada was $3.17 per pound for the year, compared with the average realized price of $3.32 per pound in 2007 (2006 - nil). The average realized price excludes the impact of unrealized mark-to-market adjustments on unsettled concentrate sales. The average market price for copper was $3.16 per pound in 2008 (2007 - $3.24 per pound, 2006 - $3.06 per pound).

The average realized price for silver during the year was $15.18 per ounce, compared with the average realized price of $14.14 per ounce in 2007 (2006 - nil). The average market price for silver was $14.97 per ounce in 2008 (2007 - $13.39 per ounce, 2006 - $11.59 per ounce).

The Company's mine operating earnings were adversely affected by higher depreciation, depletion and amortization by $119 million and lower copper prices. Higher production volume in 2008 drove up depreciation, depletion and amortization expense.

 General and administrative expenses were $70.6 million for the year, compared with $69.3 million in 2007 (2006 - $65.4 million). Exploration expenses were $19.4 million for the year, compared with nil in 2007. This is excluding capitalized exploration of $62.1 million. An impairment charge of $58.5 million was also recorded during the year for the São Francisco Mine. The low tax rate for 2008 is due to the reversal of future tax liabilities on the foreign exchange related to intercompany loans and the amortization of the purchase price adjustment related to the acquisition of Meridian in 2007. The Company recorded equity earnings from its 12.5% interest in the Alumbrera Mine of $25.8 million for the year, compared with $3.8 million attributable to the Company in 2007 for the two-and-a-half-month period post acquisition. The Company’s interest in Alumbrera was obtained through the acquisition of Northern Orion in October 2007. Earnings at Alumbrera were also negatively impacted in the fourth quarter by the decline in copper prices. Cash and cash equivalents as at December 31, 2008 were $170.1 million compared to $284.9 million as at December 31, 2007. Cash decreased year-over-year mainly due to $586.9 million of capital expenditures compared with $273.2 million in 2007. Capital expenditures increased in 2008 due to the construction of the Gualcamayo and São Vicente Mines as part of the Company’s growth strategy. Working capital as at December 31, 2008 was $161.3 million compared to $177.9 million as at December 31, 2007. Cash flow from operations before changes in non-cash working capital items (a non-GAAP measure - see Section 6) was $425.6 million for the year compared with $280.1 million for the year ended December 31, 2007 (2006 - $40.2 million). The increase in cash flow from operations for the twelve months is primarily due to the full-year impact of post-acquisition sales of gold, copper and silver. Cash flow from operations after changes in non-cash working capital was $328.7 million compared with $281.1 million for 2007 (2006 - $3.2 million outflow). QUARTERLY FINANCIAL REVIEW • Net earnings of $179.4 million or $0.25 earnings per share compared with $47.1 million or $0.08 earnings per share for the same quarter in 2007. • Revenues of $114.1 million, down 48% from the fourth quarter of 2007 mainly due to a 46% decline in copper prices resulting in significant negative pricing adjustments on prior period concentrate sales. • Mine operating loss of $51.8 million (excluding a realized gain of $51.8 million on copper derivatives but including the negative copper pricing adjustments of $74.1 million) compared with earnings of $76.6 million in the fourth quarter of 2007. • Unrealized gains on derivatives, principally from copper derivatives, of $137.5 million. • Foreign exchange gain of $128.8 million compared with loss of $33.4 million in the fourth quarter of 2007 highlighting the fourth quarter devaluation of Latin American currencies against the United States Dollar. This should also benefit operating cost levels going forward. • Cash flow from operations after changes in non-cash working capital of $103.4 million compared with $145.8 million in the fourth quarter in 2007. Excluding the negative pricing adjustments, cash flow from operations after changes in non-cash working capital would have been $184.1 million. • Cash at the end of the year of $170.1 million. The cash position was strengthened through an equity financing for $108.0 million (Cdn$135.0 million), the monetizing of a portion of the copper derivatives for $47.5 million, the exercise of warrants for $39.5 million and the divestment of the Company’s 40% joint venture interest in the Rossi Mine for $29.2 million. • Capital expenditures of $170.2 million for the quarter. YAMANA GOLD 2008 ANNUAL REPORT 39

40
YAMANA GOLD 2008 ANNUAL REPORT

The table below presents selected quarterly financial and operating data:

	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Financial results *(in thousands of dollars)*				
Revenues *(i)*	$ 114,144	$ 247,465	$ 336,938	$ 356,060
Mine operating earnings (loss)	$ (51,787)	$ 44,370	$ 174,942	$ 195,248
Net earnings for the period	$ 179,365	$ 150,199	$ 42,089	$ 63,119
Cash flow from operating activities (after changes in non-cash working capital items)	$ 103,371	$ 80,916	$ 136,346	$ 8,042
Cash flow from (to) operating activities (before changes in non-cash working capital items) *(iii)*	$ 45,909	$ 90,067	$ 181,418	$ 108,173
Cash flow to investing activities	$ (145,222)	$ (135,179)	$ (155,651)	$ (123,663)
Cash flow from (to) financing activities	$ 93,540	$ (53,683)	$ 47,662	$ 44,060
Per share financial results				
Basic earnings per share	$ 0.25	$ 0.21	$ 0.06	$ 0.09
Diluted earnings per share	$ 0.25	$ 0.21	$ 0.06	$ 0.09
Financial Position *(in thousands of dollars)*				
Cash and cash equivalents	$ 170,137	$ 125,636	$ 238,377	$ 213,916
Total assets	$ 9,337,353	$ 9,222,513	$ 10,151,232	$ 9,929,098
Total long-term liabilities	$ 2,419,639	$ 2,616,937	$ 3,588,874	$ 3,499,390
Production				
Total gold equivalent ounces produced	254,774	235,406	257,497	235,220
Total gold equivalent ounces produced excluding 12.5% equity interest in Alumbrera	233,860	223,945	243,874	218,167
Co-product cash costs per gold equivalent ounce produced *(ii)*	$ 383	$ 454	$ 332	$ 376
Chapada copper contained in concentrate production *(millions of lbs)*	36.8	34.9	36.6	31.0
Chapada co-product cash costs per pound of copper *(ii)*	$ 0.90	$ 1.19	$ 0.98	$ 1.02
Sales				
Gold sales *(ounces)*	166,009	173,342	193,150	187,200
Chapada payable copper contained in concentrate sales *(millions of lbs)*	30.1	33.4	35.2	33.2
Silver sales *(million of ounces)*	2.2	2.3	2.9	2.4
Average realized gold price per ounce *(i)*	$ 789	$ 861	$ 893	$ 937
Chapada average realized copper price per lb (excluding derivative contracts)	$ 1.59	$ 3.45	$ 3.81	$ 3.64
Average realized silver price per ounce *(i)*	$ 10.20	$ 14.56	$ 17.20	$ 17.83

41
YAMANA GOLD 2008 ANNUAL REPORT

		December 31, 2007		September 30, 2007		June 30, 2007		March 31, 2007
Financial results *(in thousands of dollars)*								
Revenue *(i)*	$	218,598	$	199,693	$	183,667	$	145,133
Mine operating earnings	$	76,610	$	124,936	$	106,659	$	76,375
Net earnings for the period	$	47,109	$	29,950	$	52,761	$	27,426
Cash flow from operating activities (after changes in non-cash working capital items)	$	145,808	$	55,354	$	78,851	$	13,861
Cash flow from operating activities (before changes in non-cash working capital items) *(iii)*	$	28,033	$	104,978	$	90,905	$	68,928
Cash flow (to) investing activities	$	(535,865)	$	(75,549)	$	(61,375)	$	(29,803)
Cash flow from (to) financing activities	$	601,434	$	(1,273)	$	(1,542)	$	15,725
Per share financial results								
Basic earnings per share	$	0.08	$	0.08	$	0.15	$	0.08
Diluted earnings per share	$	0.08	$	0.08	$	0.14	$	0.07
Financial Position *(in thousands of dollars)*								
Cash and cash equivalents	$	284,894	$	66,944	$	88,956	$	69,808
Total assets	$	9,895,924	$	2,516,995	$	2,407,179	$	2,267,075
Total long-term liabilities	$	3,469,659	$	489,585	$	430,303	$	384,455
Production								
Gold equivalent ounces produced		209,092		131,366		115,843		120,607
Co-product cash costs per gold equivalent ounce produced *(iii)*	$	350	$	322	$	325	$	303
Chapada copper contained in concentrate production *(millions of lbs)*		30.5		33.5		31.5		27.4
Chapada co-product cash costs per lb of copper *(iii)*	$	0.78	$	0.71	$	0.72	$	0.66
Sales								
Gold sales *(ounces)*		161,753		128,056		120,022		122,699
Chapada payable copper contained in concentrate sales *(millions of lbs)*		28.4		33.0		31.7		23.9
Silver sales *(millions of ounces)*		1.8		–		–		–
Average realized gold price per ounce *(i)*	$	795	$	686	$	660	$	645
Chapada average realized copper price per lb (excluding derivative contracts)	$	3.19	$	3.54	$	3.59	$	2.81
Average realized silver price per ounce *(i)*	$	14.14		–		–		–

(i) Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.
(ii) During commercial production.
(iii) A cautionary note regarding non-GAAP measures is included in this Management's Discussion and Analysis of Operations and Financial Condition *(see Section 6)*.
(iv) Gold equivalent ounces calculations on an assumed gold to silver ratio of 55:1 which is a three-year historical average. Silver production of approximately 12 million ounces for 2009 and 2010 is treated as a gold equivalent on this basis.

 The following table presents a summarized Statement of Operations for the Company’s most recently completed and comparative quarter: For the Three Months Ended December 31, December 31, (in thousands of dollars) 2008 2007 Revenues before pricing adjustments $188,282 $236,786 Pricing adjustments related to prior period revenues (74,138) (18,188) Revenues $114,144 $218,598 Cost of sales (117,131) (107,885) Depreciation, amortization and depletion (48,185) (32,276) Accretion of asset retirement obligations (615) (1,827) Mine operating earnings (loss) $(51,787) $76,610 Expenses General and administrative (12,924) (37,720) Exploration and other expenses (8,317) 19,049 Write-off of mineral interests (58,993) - Operating earnings (loss) $(132,021) $57,939 Other business income 173,101 (48,708) Unrealized gain on derivatives 137,534 50,417 Earnings (loss) before income taxes, equity earnings and non-controlling interest $178,614 $59,648 Income tax (expense) recovery 6,744 (14,667) Equity earnings from Minera Alumbrera (5,993) 4,145 Non-controlling interest - (2,017) Net earnings $179,365 $47,109 Basic earnings per share $0.25 $0.08 Diluted earnings per share $0.25 $0.08 The dramatic worsening in financial markets since mid-September evolved into a global economic crisis by the fourth quarter of 2008. As a result of the downturn of the world economy, demand for most metals fell and prices declined significantly. Prices for copper dropped to a low of $1.27 per pound and an average of $2.14 per pound in the fourth quarter from an average of $3.34 per pound in the same quarter of 2007 (a decrease of nearly 36% on average prices) and from a high of $4.04 per pound and an average of $3.48 per pound in the third quarter, representing a decrease of 39% on average prices. Silver prices also decreased by 23% from the fourth quarter of a year ago. At the same time, exchange rates of currencies of the resource-based economies versus the United States Dollar were also falling. Exchange rates for the Brazilian Real and the Chilean Peso, currencies of countries where the Company’s key mining operations are located, versus the United States Dollar were down by approximately 28% in the fourth quarter compared to the same quarter of 2007. While the downward movement of the exchange rates of Brazil and Chile had a favourable effect on the Company’s operating costs, lower copper and silver prices adversely affected revenues. Earnings per share were $0.25 on a basic and diluted basis for the fourth quarter of 2008, compared with basic and diluted earnings per share of $0.08 for the same quarter in 2007. Net earnings for the fourth quarter were $179.4 million compared with net earnings of $47.1 million in the same quarter in 2007. Revenues were $114.1 million compared to $218.6 million for the same quarter in 2007. Revenue decreased mainly as a result of significant negative pricing adjustments driven by unfavourable copper prices on sales of payable copper in concentrate. The quarterly net earnings increased by more than three times over the same quarter of 2007 due to foreign exchange gains of $128.8 million on the strength of the United States Dollar, and realized and unrealized gains of $56.4 million and $137.5 million respectively, on commodity derivative contracts which served as an economic hedge to mitigate the price risk of copper sales. YAMANA GOLD 2008 ANNUAL REPORT 42

43
YAMANA GOLD 2008 ANNUAL REPORT

Revenues for the quarter are comprised of the following:

	Quantity Sold		Realized Price		Revenue (in thousands of dollars)
Gold *(i)*	166,009 oz.	$	789/oz.	$	130,998
Copper *(i)*	30.1 million lbs.	$	1.59/lb.		47,884
Silver	2,156,747 oz.	$	10.20/oz.		22,005
Gross revenues				$	200,887
Less:					
- Treatment and refining charges					(5,036)
- Sales taxes					(3,456)
- Current period mark-to-market adjustments					(4,113)
- Pricing adjustments related to prior period concentrate revenues					(74,138)
Revenues				**$**	**114,144**

(i) Includes payable copper and gold contained in concentrate.

Revenues and mine operating earnings were reduced by $74.1 million relating to sales that occurred prior to the fourth quarter. The extent of these adjustments is considered to be non-recurring and unprecedented due to the magnitude of the change in the copper prices during the fourth quarter. The final settlements will however impact the first quarter 2009 and the impact is expected to be approximately $25 to $30 million.

The prices of gold, copper and silver for the fourth quarter of 2008 and 2007 are summarized below:

	Realized Price				Market Price			
For the quarter ended December 31,		2008		2007		2008		2007
Gold *(per oz.)*	$	789	$	795	$	795	$	788
Copper *(per lb.)*	$	1.59	$	3.19	$	1.79	$	3.17
Silver *(per oz.)*	$	10.20	$	14.14	$	10.20	$	14.56

Realized prices compared to market prices for copper may vary due to infrequent shipments and depending on timing of the sales.

Unrealized gains from commodity derivative contracts, which were entered into to mitigate price risk of copper, more than offset the decrease in mine operating earnings and the impairment charges recorded during the fourth quarter. The Company's mine operating earnings were adversely affected by the lower copper prices on sales and negative pricing adjustments related to prior period revenues, and higher depreciation, amortization and depletion resulting from higher production volume in 2008.

General and administrative expenses were $12.9 million for the fourth quarter, compared with $37.7 million in 2007. General and administrative expenses were higher in the fourth quarter in 2007 as a result of the acquisition of Meridian and Northern Orion. General and administrative expense in 2008 also included a credit of $8.2 million reflecting the results of the Company's reassessment of the silicosis liability related to claims by former employees of Jacobina Mineração e Comércio Ltda.

Exploration expenses for the quarter were $5.6 million compared to $nil in the same quarter of 2007.

In the fourth quarter, as a result of its review of carrying values compared to discounted future net cash flows, the Company recorded an impairment charge of $58.5 million against the São Francisco Mine, one of the operating mines located in Brazil. Future cash flows are based on management's estimate of the operating results of the mine together with their estimate of the resale value of assets at the end-life of the mine. The quantity of ore over the life of the mine has been reduced compared to 2007 due to the impact of using a lower ore grade estimate in determining reserves and resources thereby reducing the size of the ultimate open-pit design.

The Company recorded an equity loss of its 12.5% interest in the Alumbrera Mine of $6.0 million for the quarter, mainly due to lower copper prices, compared with earnings of $4.1 million attributable to the Company in the quarter ended December 31, 2007. The Company's interest in Alumbrera was obtained through the acquisition of Northern Orion in October 2007.

Cash flow from operations after changes in non-cash working capital was a $103.4 million inflow for the fourth quarter compared with a $145.8 million inflow for the quarter ended December 31, 2007. The decrease in cash flow from operations after change in non-cash working capital was primarily due to a significant downturn in copper price causing lower copper sales revenues and negative pricing adjustments for copper in concentrate. The cash impact of pricing adjustments during the fourth quarter was negative $80.7 million. Excluding these adjustments, cash flow from operations after changes in non-cash working capital would have been $184.1 million inflow.

44
YAMANA GOLD 2008 ANNUAL REPORT

5. MINES AND DEVELOPMENT PROJECTS

OVERVIEW OF ANNUAL OPERATING RESULTS

In 2008, the Company produced 982,897 gold equivalent ounces. This compares to total production of 597,304 ounces during fiscal 2007 and production of 313,591 ounces during fiscal 2006.

Copper production of 139.3 million pounds from the Chapada Mine for the year increased by 13% over the production of 122.9 million pounds in 2007. Copper concentrate production at Chapada also increased by 21% over the prior year. Additionally, 43.2 million pounds of copper were produced from Alumbrera attributable to the Company compared with 11.4 million pounds in the last 3 months of 2007. The Company did not have any copper production during the comparative year ended December 31, 2006 as the Chapada Mine was undergoing construction.

Average cash costs for the year were $136 (net of by-product credits) per gold equivalent ounce including Alumbrera. This compares to cash costs of credit $182 per ounce for the year ended December 31, 2007 and $326 per ounce for the year ended December 31, 2006. Co-product cost was $384 per gold equivalent ounce for 2008.

Co-product cash costs per pound of copper were $1.02 for the year from Chapada, compared with $0.72 for the year ended December 31, 2007. Co-product cash costs for the year including the Company's interest in the Alumbrera Mine were $1.18 per pound, compared with $0.79 for 2007.

The following table summarizes the production by mine for the fiscal year 2008:

	Total Gold Equivalent Production *(oz.)*			Co-Product Cash Costs per Gold Equivalent ounce *(dollar) (ii)*		
	2008	2007	2006	**2008**	2007	2006
Chapada	**150,037**	178,125	7,881	**337**	218	–
El Peñón *(i)*	**407,944**	77,340	–	**308**	265	–
Jacobina	**73,240**	54,076	62,534	**411**	541	327
Fazenda Brasileiro	**96,092**	87,969	76,413	**423**	388	350
Minera Florida *(i)*	**64,615**	12,788	–	**398**	243	–
São Francisco	**75,936**	104,764	80,128	**629**	373	295
San Andrés	**47,760**	51,538	56,792	**584**	410	342
Fazenda Nova	**–**	6,925	29,843	**–**	551	294
Rossi (40% interest) *(i)*	**4,222**	3,383	–	**661**	469	–
Total	**919,846**	576,908	313,591	**382**	332	326

(i) Production and cash cost information disclosed in the above tables for 2007 and 2006 for mines acquired during the year consist solely of the information that was attributable to the Company.
(ii) A cautionary note regarding non-GAAP measures is included in this Management's Discussion and Analysis.

Proven and probable reserves were 19.4 million ounces of contained gold, 173 million ounces of contained silver and 11.5 billion pounds of contained copper as of December 31, 2008 based on a gold price of $700 per ounce (except for São Vicente at $428 per ounce), a silver price of $11 per ounce and a copper price of $1.85 per pound. This represents an increase of approximately 1.4 million ounces of gold or 8% from the prior year.

PRODUCTION IN 2008: GOLD EQUIVALENT OUNCES BY MINE


I
A
H
G
F
E
B
D
C

- A. Chapada 15.3%
- B. El Peñón 41.5%
- C. Rossi 0.4%
- D. São Francisco 7.7%
- E. Jacobina 7.5%
- F. San Andrés 4.9%
- G. Fazenda Brasileiro 9.8%
- H. Minera Florida 6.6%
- I. Alumbrera 6.4%

45
YAMANA GOLD 2008 ANNUAL REPORT

OVERVIEW OF QUARTERLY OPERATING RESULTS

Total production for the fourth quarter was 254,774 gold equivalent ounces including the Company's proportionate interest in production from the Alumbrera Mine. This compares favourably to production of 235,406 gold equivalent ounces for the third quarter of 2008 and attributable production of 229,488 gold equivalent ounces for the comparative quarter ended December 31, 2007.

Co-product cash costs (a non-GAAP measure, see Section 6) were $383 per gold equivalent ounce for the quarter compared with $350 per gold equivalent ounce for the comparative fourth quarter of 2007. This also represents a decrease from co-product cash costs of $454 per gold equivalent ounce for the third quarter of 2008.

Copper production also increased during the fourth quarter vis-à-vis that of the third quarter. Copper production for the quarter ended December 31, 2008 was 36.8 million pounds from the Chapada Mine, compared with 34.9 million pounds and 30.5 million pounds for the third quarter 2008 and the fourth quarter 2007, respectively. Additionally, 15.6 million pounds of copper were produced from Alumbrera attributable to the Company, compared with 11.4 million pounds for the quarter ended December 31, 2007 and 9.5 million pounds in the third quarter 2008. Total copper production for the fourth quarter was 52.4 million pounds.

Co-product cash costs per pound of copper were $0.90 for the quarter from the Chapada Mine. Co-product cash costs per pound of copper for the quarter including the Company's interest in the Alumbrera Mine were $0.96 per pound. This compares favourably to co-product cash costs per pound of copper of $1.32 during the third quarter 2008.

The following table summarizes production statistics attributable to the Company by quarter for 2008:

	Total Gold Equivalent Production (oz.)				Co-Product Cash Costs per Gold Equivalent ounce (dollar) (i)			
For the three months ended	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Chapada	35,263	35,876	41,959	36,939	293	367	345	341
El Peñón	97,944	98,976	113,150	97,873	332	342	284	277
Jacobina	23,439	18,519	18,581	12,701	573	772	(252)	553
Fazenda Brasileiro	24,143	23,344	25,545	23,060	360	492	376	473
Minera Florida	16,366	17,345	14,071	16,835	463	347	471	325
São Francisco	21,569	18,577	16,669	19,121	544	750	667	572
San Andrés	15,136	11,308	12,619	8,697	429	654	642	677
Rossi (40% interest) *(ii)*	–	–	1,281	2,941	–	–	861	574
Total	233,860	223,945	243,875	218,167	388	447	322	374

(i) A cautionary note regarding non-GAAP measures is included in this Management's Discussion and Analysis.
(ii) Operations at the Rossi mine were suspended in mid-May 2008. The Company sold its interest in the Rossi mine in October 2008.

PRODUCTION IN THE FOURTH QUARTER 2008: GOLD EQUIVALENT OUNCES BY MINE


H
A
G
F
E
D
C
B

A. Chapada	13.8%
B. El Peñón	38.4%
C. São Francisco	8.5%
D. Jacobina	9.2%
E. San Andrés	5.9%
F. Fazenda Brasileiro	9.5%
G. Minera Florida	6.4%
H. Alumbrera	8.2%

46
YAMANA GOLD 2008 ANNUAL REPORT

CHAPADA MINE

Operating Statistics	Three months ended December 31, 2008	Years ended December 31, 2008	December 31, 2007	December 31, 2006
Production				
Concentrate *(tonnes)*	65,728	244,301	201,339	–
Pre-commercial production *(tonnes)*	–	–	–	10,278
Gold contained in concentrate production *(ounces)*	35,263	150,037	178,125	–
Pre-commercial production *(ounces)*	–	–	–	7,881
Copper contained in concentrate *(millions of pounds)*	36.8	139.3	122.9	–
Pre-commercial production *(millions of pounds)*	–	–	–	4.5
Co-product cash costs per oz of gold produced *(i)*	$ 293	$ 337	$ 218	–
Co-product cash costs per lb of copper produced *(i)*	$ 0.90	$ 1.02	$ 0.72	–
Ore mined *(tonnes)*	3,809,512	14,521,140	18,651,162	877,197
Ore processed *(tonnes)*	4,328,583	14,942,848	12,693,868	825,586
Gold ore grade *(g/t)*	0.37	0.44	0.60	–
Copper ore grade *(%)*	0.43	0.47	0.50	–
Concentrate grade - gold *(g/t)*	16.71	19.32	27.6	–
Concentrate grade - copper *(%)*	25.29	25.86	27.7	–
Gold recovery rate *(%)*	67.9	71.0	73.0	–
Copper recovery rate *(%)*	89.5	89.6	87.8	–
Sales				
Concentrate *(tonnes)*	59,233	241,341	201,248	–
Payable gold contained in concentrate *(ounces)*	24,621	149,549	168,135	–
Payable copper contained in concentrate *(millions of pounds)*	30.1	131.9	117.0	–
Depreciation, amortization and depletion per gold ounce sold	$ 78	$ 47	$ 27	–
Depreciation, amortization and depletion per copper pound sold	$ 0.18	$ 0.15	$ 0.09	–

(i) A cautionary note regarding non-GAAP measures is included in Section 6 of this Management's Discussion and Analysis.

Chapada is located in the state of Goiás, Brazil. The processing of ore at Chapada began in late November 2006 and the Company achieved commercial production on February 11, 2007. The original design and operational results to date show the promise of expanding mill throughput. The Company expects to complete the expansion of the mill and increase throughput to a rate of 20 million tonnes by mid-2009 and to expand in the next phase to 24 million tonnes.

Chapada produced a total of 35,263 ounces of gold contained in concentrate in the fourth quarter and 150,037 ounces of gold in the year 2008, compared with 45,428 ounces of gold in concentrate and 178,125 ounces of gold contained in concentrate during the comparable periods in 2007. Lower production was mainly due to lower gold ore grade.

Production of copper at Chapada was 36.8 million pounds in the fourth quarter and 139.3 million pounds for the year ended December 31, 2008. This compares with 30.5 million pounds and 122.9 million pounds of copper contained in concentrate during the comparable periods in 2007, showing an increase of 21% quarter-over-quarter and 13% year-over-year.

Co-product cash costs for the quarter were $293 per gold ounce and $0.90 per pound of copper which compare favourably to $367 per ounce and $1.19 per pound for the third quarter of 2008.

Total revenue for the quarter net of sales taxes and treatment and refining costs during the quarter was $7.3 million and $29.4 million on a full year basis. Associated overseas transportation costs were approximately $5.4 million and $26.7 million for the respective periods representing $0.15 and $0.19 per pound of copper, respectively. As at December 31, 2008, the Company had payables in the amount of $6 million in respect of concentrate sales.

Copper production for 2008 increased slightly from that of 2007. Meanwhile, gold production declined from that of 2007 with a decline in grade. This also resulted in an increase in cash costs year-over-year.

Efforts to reduce the impact of the annual rainy season in early 2009 were completed by the end of 2008. Total production at Chapada for 2009 is expected to be between 140,000 to 155,000 ounces of gold and 145 to 150 million pounds of copper at a co-product cash cost of between $275 to $305 per ounce of gold and $0.90 to $1.00 per pound of copper, respectively.

47
YAMANA GOLD 2008 ANNUAL REPORT

During the fourth quarter, the Company completed an updated feasibility study for the phased throughput expansion to 20 million tonnes per year and then to 24 million tonnes per year. The Company has commenced the first phase of the expansion to 20 million tonnes per year and plans to complete this phase by mid-2009. Expansion to 24 million tonnes per year is expected to begin by early 2010 and to be completed in approximately 18 months. The decision to expand to 32 million tonnes per year depends on prevailing metal prices and an increase in proven and probable reserves to extend the mine life. Capital expenditure estimates for 2009 and 2010 include these two phases of expansion.

The Company continues its effort to exploit the pyrite resource at the Chapada Mine by developing business opportunities in the sulphuric acid market. A scoping study was released in May 2007 and concluded that additional gold and copper, along with sulphuric acid could be recovered from the pyrite concentrate taken from the tailings of the principal operations at Chapada. In October 2008, the Company entered into agreement with a potential purchaser to explore the opportunity to supply pyrite concentrate for the production of sulphuric acid in a facility to be constructed by the purchaser near the Chapada mine. A feasibility study for the modification of the floatation circuit is now underway to determine the feasibility of producing pyrite concentrate that will meet the quality and quantity specifications of the purchaser.

EL PEÑÓN

	Three months ended	Years ended		
Operating Statistics	December 31, 2008	December 31, 2008	December 31, 2007 *(ii)*	December 31, 2006
Production				
Gold equivalent *(ounces)*	97,944	407,944	77,340	
Gold production *(ounces)*	54,987	224,990	44,965	–
Cash costs per gold equivalent ounce produced *(i)*	$ 332	$ 308	$ 265	–
Ore mined *(tonnes)*	280,603	1,084,953	189,885	–
Ore processed *(tonnes)*	308,627	1,124,566	186,705	–
Gold ore grade *(g/t)*	5.98	6.73	7.92	–
Silver ore grade *(g/t)*	268.61	307.97	320.18	–
Gold ore recovery rate *(%)*	91.1	92.0	93.7	–
Silver ore recovery rate *(%)*	89.0	87.6	91.9	–
Sales				
Gold sales *(ounces)*	50,626	216,810	43,005	–
Silver sales *(ounces)*	2,095,326	9,315,443	1,736,704	–
Depreciation, amortization and depletion per gold equivalent ounce sold	$ 291	$ 281	$ 193	–

(i) A cautionary note regarding non-GAAP measures is included in Section 6 of this Management's Discussion and Analysis.
(ii) Comparative information reported in the above table excludes pre-acquisition data as Meridian Gold Inc. was acquired during the fourth quarter of 2007.

The El Peñón mine is located in northern Chile and producing gold and silver. It was acquired through the Company's acquisition of Meridian in October 2007.

El Peñón produced 97,944 gold equivalent ounces during the fourth quarter, a 27% increase from the 77,340 gold equivalent ounces produced in the same quarter in 2007. Production for the year was 407,944 gold equivalent ounces. Cash costs were $332 in the quarter ended December 31, 2008, compared with $265 per ounce in the fourth quarter in 2007. Cash costs averaged $308 per ounce in 2008.

For the month of December 2008, average tonnage increased to approximately 110,000 tonnes and production totaled approximately 36,000 gold equivalent ounces. The Company intends to mine at a rate of 3,600 tonnes per day for the next two years before further increasing plant capacity although it will evaluate the further expansion as the proven and probable reserves increase. The Company expects to be mining at an effective rate of 500,000 gold equivalent ounces per year in 2009, targeting production of approximately 435,000 to 460,000 gold equivalent ounces and the creation of a stockpile. The Company believes that significant potential exists at El Peñón and has substantially increased budgeted capital expenditures based on exploration results.

48
YAMANA GOLD 2008 ANNUAL REPORT

JACOBINA

Operating Statistics	Three months ended December 31, 2008	Years ended December 31, 2008	December 31, 2007	December 31, 2006
Production				
Gold production *(ounces)*	23,439	73,240	54,076	62,534
Cash costs per ounce produced *(i)*	$ 573	$ 411	$ 541	$ 327
Ore mined *(tonnes)*	417,521	1,509,679	1,044,312	1,102,188
Ore processed *(tonnes)*	468,562	1,388,086	1,040,174	1,094,143
Gold Grade *(g/t)*	1.74	1.82	1.71	1.91
Gold Recovery rate *(%)*	89.3	90.0	94.8	94.2
Sales				
Gold sales *(ounces)*	20,510	69,792	54,458	64,102
Depreciation, amortization and depletion per gold ounce sold	$ 242	$ 248	$ 194	$ 196

(i) A cautionary note regarding non-GAAP measures is included in Section 6 of this Management's Discussion and Analysis.

Production at Jacobina was 23,439 ounces of gold in the fourth quarter and 73,240 ounces of gold in 2008. This compares with 18,264 ounces and 54,076 ounces of gold during the corresponding periods in 2007, representing increases of 28% quarter-over-quarter and 35% year-over-year. The increase in production was mainly due to improvement in the mine planning, expansion of the process plant and the impact of a sill pillar failure in 2007.

Cash costs were $573 per ounce of gold for the fourth quarter and averaged $411 in 2008, compared with $626 per ounce and $541 per ounce of gold in the comparable periods in 2007. Lower cash costs are mainly attributable to economies of scale resulting from increased tonnage of ore mined and processed and a credit from insurance proceeds on a business interruption claim of $16 million related to a sill pillar failure. In addition, a weaker Brazilian Real versus the United States Dollar in the fourth quarter of 2008 also contributed to lower expenses and cash costs for the quarter-over-quarter comparison.

For settlement of the claim against the 2007 sill pillar business interruption, the Company received and recorded a payment of $14.0 million from the insurance company in the quarter ended December 31, 2007. An additional and final settlement payment of $16.1 million was received and recorded in the second quarter in 2008. The 2008 payment was credited against costs for the quarter in which the payment was received as it represented proceeds for lost margins in excess of losses incurred.

Significant development work was completed in 2008. In the fourth quarter, Jacobina reached production levels of 5,000 to 6,500 tonnes per day. Development work for the second phase of expansion to increase plant capacity to 7,500 tonnes per day also advanced during the fourth quarter of 2008 and will continue in 2009. The Company expects to be mining from 9 to 12 stopes at three mines in 2009 (Joao Belo, Canavieiras and Morro do Vento) with further development work at the fourth mine (Basal) progressing during the year. Production and costs may be improved over current guidance based on work done at Basal. At Jacobina, new reserve ounces exceeded ounces mined; resources were upgraded from Inferred to Measured and Indicated and the average grade improved notably.

The Company remains on track to increase the mining rate from developed stopes and expects to produce approximately 115,000 to 125,000 ounces of gold in 2009 at a cash cost of between $380 to $410 per ounce.

49
YAMANA GOLD 2008 ANNUAL REPORT

GUALCAMAYO PROJECT

First gold bullion was produced early in January 2009 at Gualcamayo, and commercial production is expected to commence by the end of the second quarter of 2009. The first ore pass, primary crusher and underground conveyer system are scheduled to be commissioned in the first quarter 2009. A second ore pass will follow with a start-up date in the third quarter 2009.

Total construction expenditures for 2008 were $163.3 million (including capitalized interest of $8.3 million) of which $54.6 million was spent during the fourth quarter. Total construction expenditures to date since the commencement of the project were $190.6 million. An additional $23.9 million was spent during the year on fixed assets, exploration and feasibility related expenditures.

Total production in 2009 is expected to be around 195,000 ounces of gold. Gold inventory of mined materials exceeded 45,000 ounces at the end of December 2008 and continues to increase. The Company has committed to the construction of the Amelia Ines and Magdalena open pit satellite deposits which are expected to contribute to overall production in the first half of 2009.

In January 2009, the Company announced the results of its studies relating to the mining of Gualcamayo's Quebrada Del Diablo (QDD) Lower West underground deposit. Based on the results of the studies, the Company has decided to advance the front caving mining approach to optimize project returns and net present value, significantly increase mineable and recoverable reserves, achieve higher average head grade and increase mine life for Gualcamayo to approximately 13 years from the current mine life of nine years. Production from this underground deposit is expected to begin no later than in 2015. The Company continues to evaluate advancing production before 2015 by beginning mining in the western extension using the same front caving mining approach. The Company has allocated almost its entire $6 million exploration budget for Gualcamayo in 2009 toward further exploration of QDD Lower West.

MINERA FLORIDA

Operating Statistics	Three months ended December 31, 2008	Years ended December 31, 2008	Years ended December 31, 2007 *(ii)*	Years ended December 31, 2006
Production				
Gold equivalent *(ounces)*	16,366	64,615	10,694	–
Gold production *(ounces)*	15,169	57,325	12,788	–
Cash costs per gold equivalent ounce produced *(i)*	$ 463	$ 398	$ 243	–
Ore mined *(tonnes)*	140,771	471,798	74,307	–
Gold grade *(g/t)*	4.33	4.53	5.28	–
Silver ore grade *(g/t)*	22.24	36.68	66.59	
Gold recovery rate *(%)*	82.7	84.2	81.7	–
Silver recovery rate *(%)*	67.8	70.0	68.9	
Sales				
Gold sales *(ounces)*	14,551	58,715	9,824	–
Silver sales *(ounces)*	61,421	471,150	70,564	–
Depreciation, amortization and depletion per gold equivalent ounce sold	$ 207	$ 134	$ 165	–

(i) A cautionary note regarding non-GAAP measures is included in Section 6 of this Management's Discussion and Analysis.
(ii) Comparative information reported in the above table excludes pre-acquisition data as Meridian Gold Inc. was acquired during the fourth quarter of 2007.

Minera Florida is an underground mine located in the Alhue mining district of Chile. The mine was acquired through the Company's acquisition of Meridian in October 2007.

The mine produced a total of 16,366 gold equivalent ounces in the fourth quarter in 2008 compared with 12,788 gold equivalent ounces in the same quarter in 2007. Cash costs for the fourth quarter were $463 per gold equivalent ounce compared with $243 per gold equivalent ounce in the same quarter in 2007.

On a yearly basis, Minera Florida produced 64,615 gold equivalent ounces in 2008 at average cash costs of $398 per gold equivalent ounce.

50
YAMANA GOLD 2008 ANNUAL REPORT

In addition, the mine produced 932 tonnes of zinc and 3,457 tonnes of zinc in the quarter and the year ended December 31, 2008, respectively. In 2007, production of zinc was 601 tonnes. Zinc is accounted for as a by-product.

Commissioning for the expansion at Minera Florida began during the fourth quarter, resulting in a throughput increase to 2,000 tonnes per day. The Company expects to produce approximately 105,000 to 110,000 gold equivalent ounces at Minera Florida in 2009. Minera Florida has the potential to increase annual production with a target of up to 120,000 gold equivalent ounces beginning in 2010 with a change in the mining method to accommodate the recently completed expansion and more effectively mine in narrow veins. The Company will assess the increase in mill throughput rate after two years of mining at the current rate.

OTHER MINES

The following table presents key operating data for the other mining operations:

	Three months ended	Years ended		
Operating Statistics	**December 31, 2008**	**December 31, 2008**	December 31, 2007	December 31, 2006
SAN ANDRÉS				
Production				
Gold production *(ounces)*	15,136	47,760	51,538	56,792
Cash costs per ounce produced *(i)*	$ 429	$ 584	$ 410	$ 342
Ore mined *(tonnes)*	723,064	2,827,494	2,608,051	3,159,294
Gold Grade *(g/t)*	0.89	0.71	0.58	0.66
Gold recovery rate *(%)*	74.6	76.3	105.7	85.6
Sales				
Gold sales *(ounces)*	13,990	45,141	53,692	54,484
Depreciation, amortization and depletion per gold ounce sold	$ 53	$ 57	$ 49	$ 105
FAZENDA BRASILIERO				
Production				
Gold production *(ounces)*	24,143	96,092	87,969	76,413
Cash costs per ounce produced *(i)*	$ 360	$ 423	$ 388	$ 350
Ore mined *(tonnes)*	270,090	1,107,710	1,198,709	977,478
Ore processed *(tonnes)*	270,350	1,121,025	1,041,778	n/a
Gold Grade *(g/t)*	2.96	2.85	2.81	2.63
Gold recovery rate *(%)*	93.8	93.4	94.3	92.0
Sales				
Gold sales *(ounces)*	21,683	95,461	86,959	75,321
Depreciation, amortization and depletion per gold ounce sold	$ 112	$ 104	$ 95	$ 104
SÃO FRANCISCO				
Production				
Commercial Gold production *(ounces)*	21,569	75,936	104,764	57,878
Pre-commercial Gold production *(ounces)*	–	–	–	22,250
Total Gold production *(ounces)*	21,569	75,936	104,764	80,128
Cash costs per ounce produced *(i)*	$ 544	$ 629	$ 373	$ 295
Ore mined *(tonnes)*	1,590,583	7,419,243	7,566,871	2,372,101
Gold Ore Grade *(g/t)*	0.65	0.60	0.54	0.67
Gold recovery rate *(%)*	66.8	58.6	79.2	51.7
Sales				
Gold sales *(ounces)*	20,028	78,401	104,672	55,551
Pre-commercial gold sales *(ounces)*	–	–	–	19,739
Total gold sales *(ounces)*	20,028	78,401	104,672	75,290
Depreciation, amortization and depletion per gold ounce sold	$ 168	$ 158	$ 98	$ 50

51
YAMANA GOLD 2008 ANNUAL REPORT

Operating Statistics	Three months ended December 31, 2008	Years ended December 31, 2008	December 31, 2007	December 31, 2006
ALUMBRERA *(ii)*				
Production				
Concentrate *(tonnes)*	18,024	68,281	20,254	–
Gold production *(ounces)*	2,963	7,560	3,379	–
Gold production in concentrate *(ounces)*	17,951	55,490	17,017	–
Total gold produced	20,914	63,050	20,396	–
Copper contained in concentrate *(millions of pounds)*	15.6	43.2	11.4	–
Cash costs per ounce produced *(i)*	$ 544	$ (304)	$ (816)	–
Co-product cash costs per ounce of gold produced *(i)*	$ 323	$ 431	$ 285	–
Co-product cash costs per pound of copper produced	$ 1.10	$ 1.69	$ 1.42	–
Ore mined *(tonnes)*	1,131,501	3,521,353	734,984	–
Gold ore grade *(g/t)*	0.66	0.55	0.77	–
Copper ore grade *(%)*	0.64	0.50	0.58	–
Gold recovery rate *(%)*	78.6	75.1	80.1	–
Copper recovery rate *(%)*	89.3	82.2	85.7	–
Sales				
Gold sales *(ounces)*	17,864	53,874	20,085	–
Gold doré sales *(ounces)*	2,779	7,445	4,469	–
Total gold sales *(ounces)*	20,643	61,319	24,554	–
Silver sales *(ounces)*	53,807	140,967	n/a	–
Copper sales *(pounds)*	15,879,833	41,700,414	12,955,083	–

(i) A cautionary note regarding non-GAAP measures is included in Section 6 of this Management's Discussion and Analysis.
(ii) Comparative information reported in the above table excludes pre-acquisition data as Northern Orion Resources Inc. was acquired during the fourth quarter of 2007.

A total of 21,569 ounces of gold were produced from the São Francisco Mine during the fourth quarter compared with 21,244 ounces of gold during the comparative quarter ended December 31, 2007. On a full year basis, production was 75,936 ounces of gold in 2008 versus 104,764 ounces of gold in 2007. Lower production for the year was mainly due to significant variance between actual and planned head grade (mine call factor) which varies periodically due to the coarse gold contained in the ore. Given the coarse gold nature of the ore at São Francisco and the variability to low grade material and fixed mining costs, the cost structure at São Francisco is highly sensitive to movements in the currency and prices for consumables. The Company has implemented a new mine optimization plan to focus on sustainable production at lower costs. An impairment charge of $58.5 million was recorded for the São Francisco Mine during the year and the life of the mine has been shortened as a consequence of a revised estimate of the proven and probable reserves which decreased by 488,000 contained ounces of gold as at December 31, 2008.

Gold production from all other mines was 81,762 gold equivalent ounces during the fourth quarter compared with 75,668 gold equivalent ounces during the same quarter in 2007. Production improved despite the absence of attributable production from the Rossi Mine, which was divested in October 2008. On an annual basis, production from all other mines was 287,060 gold equivalent ounces in 2008, compared with 274,975 gold equivalent ounces in 2007. The comparative information for 2007 excludes the pre-acquisition data from the Rossi and Alumbrera interests, which were acquired by the Company from Meridian Gold Inc. and Northern Orion Resources Inc., respectively, in October 2007.

Production at San Andrés was 15,136 ounces of gold during the fourth quarter, compared with 8,139 ounces of gold in the quarter ended December 31, 2007. On an annual basis, production at San Andrés was 47,760 ounces of gold in 2008 compared to 51,538 ounces of gold in 2007. A number of productivity and cost reduction initiatives, including construction of new leach pads, continue at San Andrés.

The Fazenda Brasiliero Mine produced 24,143 ounces of gold in the quarter and 96,092 ounces of gold in the year ended December 31, 2008. This compares to 22,506 ounces of gold and 87,969 ounces of gold during the respective periods in 2007.

52 YAMANA GOLD 2008 ANNUAL REPORT

Operations began at São Vicente with the first gold pour early January 2009. The mine is on track for commercial production in the second quarter of 2009. Total production from São Vicente is expected to be between 55,000 to 60,000 ounces of gold in 2009. Total construction expenditures for 2008 were $56.8 million of which $9.8 million was spent during the fourth quarter. Total construction expenditures to date since the commencement of the project were $76.7 million. The São Vicente mine is an open pit mine, located 50 kilometres north of the Company's São Francisco mine. Gold mineralization at São Vicente occurs for more than 1,000 metres in two parallel northwest trending zones. There is potential for further upside through continued mine exploration. Initial mine life of São Vicente is expected to be five to six years.

Due to contractor issues the operator of the Rossi Mine (in which the Company held a 40% interest) suspended its operations in mid-May this year. In October, the Company sold its interest in the Rossi Mine for total gross cash proceeds of $29.2 million.

The Company's interest in the Alumbrera Mine is reported as an equity investment. The Company recorded a loss from its 12.5% interest in Alumbrera Mine of $6.0 million and earnings of $25.8 million for the three and twelve months ended December 31, 2008, respectively. The Company received $nil and $34.0 million in cash distribution during the three months and twelve months ended December 31, 2008.

The Fazenda Nova Mine in Brazil ceased mining operations in May 2007 and is currently under reclamation. Total expenditure of reclamation was $1.8 million in 2008.

6. NON-GAAP MEASURES

The Company has included certain non-GAAP measures including "cash cost per gold equivalent ounce" and "cash flow from operations before changes in non-cash working capital" or "cash flow from operating activities before changes in non-cash working capital" to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

By-product and Co-product Cash Costs Per Ounce

The Company has included cash cost per ounce information because it understands that certain investors use this information to determine the Company's ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute's Production Cost Standard. By-product cash costs are computed by deducting by-product copper and zinc revenues from operating cash costs. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio. The following table provides a reconciliation of cost of sales per the financial statements and cash cost per ounce:

	In thousands of United States Dollars			*United States Dollar per gold equivalent ounce*		
	2008	2007	2006	2008	2007	2006
Cost of sales *(i)*	$ 496,766	$ 287,640	$ 100,004	$ 505	$ 482	$ 353
Adjustments:						
Copper by-product credits	(322,690)	(357,650)	–	(328)	(599)	–
Non-controlling interest	–	(4,650)	–	–	(8)	–
Impact of equity interest in Alumbrera (12.5%)	(19,566)	(20,043)	–	(20)	(34)	–
Non-cash adjustments and other	(20,619)	(13,997)	(7,596)	(21)	(24)	(26)
Total cash costs *(ii)*	$ 133,891	$ (108,700)	$ 92,408	$ 136	$ (183)	$ 327

(i) Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii) Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.
(iii) The reconciliation of cost of sales to co-product cash costs includes treatment and refining charges, overseas freight and non-cash adjustments on the movement of inventory of $9.6 million and $16.3 million for the fourth quarter and full year 2008, respectively.

 Cash Flow From Operations Before Changes in Non-Cash Working Capital The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow. 7. BUSINESS ACQUISITIONS ACQUISITION OF MERIDIAN GOLD INC. In 2007, the Company acquired all of the outstanding common shares of Meridian Gold Inc. (“Meridian”), which held two operating mines in Chile: El Peñón and Minera Florida; a 40% interest in the Rossi property in Nevada and other exploration and development projects in Mexico, Argentina and the United States. The Company offered to exchange 2.235 common shares of the Company and $6.99 cash for each common share of Meridian. The purchase price equated to a total consideration of $34.60 (Cdn$34.64) per share or $3.6 billion. The acquisition was accounted for as a multi-stage acquisition with minority interest expense net of tax of $2 million included in the earnings of Meridian from October 12, 2007 until the 100% interest was achieved at December 31, 2007. In the fourth quarter of 2008, the Company divested its 40% interest in the Rossi Mine for cash proceeds of $29.2 million and a gain of $2.3 million. The gain on the sale of this interest is not considered material to the Company. ACQUISITION OF NORTHERN ORION RESOURCES INC. On July 19, 2007, the Company and Northern Orion Resources Inc. (“Northern Orion”) entered into a definitive business combination agreement whereby the Company would acquire all of the issued and outstanding securities of Northern Orion on the basis of 0.543 of a Yamana common share for each Northern Orion share. Having fulfilled the customary conditions including approval by the shareholders, Northern Orion was amalgamated as a 100% subsidiary of the Company on October 13, 2007. As a result of the acquisition of Northern Orion, the Company has acquired interests in the Alumbrera Mine (12.5%) and the Agua Rica project (100%) in Argentina. The results of operations of Northern Orion were included in the consolidated financial statements of the Company from October 13, 2007. ACQUISITION OF VICEROY EXPLORATION LTD. In 2006, the Company acquired all of the outstanding common shares of Viceroy Exploration Ltd. (“Viceroy”), an exploration-stage company. The Company issued Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share. The Company exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of the Company at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share. Total consideration paid was approximately $550 million comprised of approximately 52.5 million common shares, transaction costs and issued options and share purchase warrants acquired from Viceroy. The Company has consolidated the results of operations from October 13, 2006. On January 2, 2007, an additional 4 million shares were issued on the completion of the compulsory acquisition. YAMANA GOLD 2008 ANNUAL REPORT 53

 ACQUISITION OF DESERT SUN MINING CORP. On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp. (“DSM”) which owned the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. Total consideration was approximately $632 million comprised of approximately 63.9 million common shares, transaction costs and issued options and share purchase warrants. The Company exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of the Company at an exchange ratio of 0.6 of a Yamana common share for 1 DSM common share. ACQUISITION OF RNC GOLD INC. On February 28, 2006, the Company completed the acquisition of RNC Gold Inc. and 100% of the San Andrés Gold Mine in Honduras. The purchase price of this transaction totaled $53.0 million, comprised of approximately 5.8 million Yamana common shares, $22.3 million in cash and other transaction costs. This transaction resulted in the Company acquiring the San Andrés Gold Mine and the La Libertad Mine along with a 60% interest in the Cerro Quema development stage property. On July 6, 2006, the Company sold the La Libertad Mine and its interest in the Cerro Quema development stage property for total consideration of 32 million shares in Central Sun Mining Corp. 8. LIQUIDITY AND CAPITAL RESOURCES Cash and cash equivalents as at December 31, 2008 were $170.1 million compared to $284.9 million as at December 31, 2007. Factors that could impact on the Company’s liquidity are monitored regularly and include the market price of gold and copper, production levels, operating cash costs, capital costs and exploration expenditures. Cash on hand at the end of the year decreased by 40% from that of the prior year mainly due to repayment of term debt and higher outflows of cash in expenditures related to mine construction and expansion, partly offset by higher proceeds from the exercise of options and warrants in 2008, the monetization of the copper derivatives, the sale of Rossi and an equity issue in December. Working capital was $161.3 million as at December 31, 2008, at about the same level as at December 31, 2007. Gold sales are made at spot prices and receivables are settled in approximately 3 to 5 days. OPERATING CASH FLOW Cash flow generated from operations before changes in non-cash working capital items for the year was $425.6 million compared to $280.1 million and $40.2 million for the years ended December 31, 2007 and 2006, respectively. The increase is mainly attributed to significant increases in revenues. Changes in non-cash working capital items for the year were a cash outflow of $96.9 million (2007 - inflow of $1.0 million; 2006 - outflow of $43.4 million). In the fourth quarter of 2008, cash flow to operating activities before changes in non-cash working capital was $45.9 million and cash flow from operating activities after changes in non-cash working capital item was $103.4 million, compared with $28.0 million and $145.8 million, respectively, in the same quarter of 2007. Cash flows from operating activities were lower due to lower sales revenues for copper and a higher negative pricing adjustment related to prior period revenues as a result of significantly lower copper prices. Excluding the pricing adjustment for prior period revenues of $74.1 million, cash flow from operating activities after changes in non-cash working capital item would have been $184.1 million for the fourth quarter of 2008. Cash inflow from operations after taking into effect changes in working capital items for the year was $328.7 million, compared to an inflow of $281.1 million and outflow of $3.2 million for the year ended 2007 and 2006, respectively. FINANCING ACTIVITIES Cash inflows from financing activities for the year ended December 31, 2008 were $131.6 million compared to $614.3 million in 2007 and included the following: • proceeds, net of transaction costs of a public offering for $101.9 million; • $170.4 million from the exercise of options and warrants; • dividends paid of $69.9 million; and • debt repayment of $95.6 million. YAMANA GOLD 2008 ANNUAL REPORT 54

55
YAMANA GOLD 2008 ANNUAL REPORT

The Company further increased its revolving credit facility to $500 million. The following summarizes the terms in respect to these facilities as at December 31, 2008:

- The facilities bear interest at a rate of LIBOR plus 1.5% to 3% per annum (December 31, 2007 - LIBOR plus 0.95% to 1.5% per annum), depending on the Company's debt to EBITDA ratio. The effective interest rate at December 31, 2008 was 5.83% and 4.46% on the non-revolving credit facility and revolving credit facility respectively (December 31, 2007 - 6.01% and 5.74% respectively).
- Undrawn amounts are subject to a commitment fee of 0.55% to 1.1% per annum (December 31, 2007 - 0.2% to 0.4% per annum) depending on the Company's debt to EBITDA ratio.
- The non-revolving facility and $250.0 million of the revolving facility matures in 2012. The remaining $250.0 million under the revolving facility matures 2010. Amounts drawn down as at December 31, 2008 mature in 2012.
- The facilities are secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature up to 2012.

As at December 31, 2008, the Company has met all of the externally imposed capital requirements relating to the credit facilities.

INVESTING ACTIVITIES

Cash outflow to investing activities were $559.7 million (2007 - $689.8 million) for the year of which approximately $122.3 million includes expenditures on property, plant and equipment, $240.5 million to mineral properties and construction of $224.2 million. These outflows represent an increase of over 200% in expenditures relating to mineral interests in comparison to prior year's expenditures of $273.2 million outlining management's intent to properly develop and expand existing assets and create new mines.

The following is a summary of capital expenditures by mine for the fourth quarter and for the years ended December 31, 2008 and 2007:

	Three months ended	Years ended		
(in thousands of dollars)	December 31, 2008	December 31, 2008	December 31, 2007	December 31, 2006
Gualcamayo	$ 61,763	$ 187,190	$ 65,278	$ 3,570
Jacobina	22,244	87,779	72,027	20,602
El Peñón	22,276	74,898	15,280	–
São Vicente	12,582	59,615	17,504	2,846
Minera Florida	19,856	50,778	7,200	–
Chapada	15,737	34,492	38,864	142,809
Mercedes	3,122	19,202	2,718	–
San Andrés	4,149	17,514	7,500	4,034
São Francisco	2,105	12,437	17,551	27,959
Jacaranda	2,802	11,640	1,397	–
Pilar	1,624	11,125	4,605	1,162
Agua Rica	1,616	7,821	3,372	–
Other	305	12,429	19,856	16,319
	$ 170,181	$ 586,920	$ 273,152	$ 219,301

(i) Includes construction, fixed assets, exploration, feasibility and capitalized interest costs.

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YAMANA GOLD 2008 ANNUAL REPORT

9. CAPITALIZATION

Shareholders' equity as at December 31, 2008 was $6.5 billion compared to $5.9 billion as at December 31, 2007.

The following table sets out the common shares, warrants and options outstanding as at December 31, 2008:

(in thousands)	Actual outstanding as at December 31, 2008	Weighted average year-to-date *(i)*	Weighted average Q4 *(i)*
Common shares	732,845	691,536	706,869
Warrants	14,530	8,652	3,344
Options	5,065	1,497	293
Total	752,440	701,685	710,506

(i) The weighted average number of shares excludes anti-dilutive options and warrants.

Of the total number of warrants outstanding, approximately 9.2 million warrants are publicly traded with an average weighted exercise price of Cdn$11.05.

SHARE CAPITAL

As at December 31, 2008, the Company had 732.8 million (December 31, 2007 - 668.4 million; December 31, 2006 - 344.6 million) common shares outstanding. The basic weighted average number of common shares outstanding was 691.5 million shares for the year and 706.9 million shares for the quarter ended December 31, 2008.

The Company issued a total of 64.4 million common shares during the year, 22.5 million in connection with a public offering, and an additional 41.9 million common shares in respect to the exercise of stock options, share appreciation rights and warrants.

As of March 3, 2009, the total number of shares outstanding are 732.9 million.

WARRANTS

As at December 31, 2008, the Company had a total of 14.5 million (December 2007 - 46.9 million; December 31, 2006 - 16.9 million) share purchase warrants outstanding. Expiry dates on share purchase warrants range from February 2010 to May 2011, and exercise prices range from Cdn$10.42 to Cdn$19.08. All outstanding warrants were exercisable at an average weighted exercise price of Cdn$13.73 per share (December 2007 - Cdn$6.91 per share; December 31, 2006 - Cdn$8.66 per share). The weighted average remaining life of warrants outstanding was 1.5 years (December 31, 2007 - 1.2 years; December 31, 2006 - 2.6 years).

During 2008, the Company did not issue any additional warrants.

The remaining warrants held from the acquisition of Northern Orion have the following terms:

(i) The YRI.wt.c warrants have an exercise price of Cdn$6.00. On exercise the holder would receive 0.543 of a Yamana share. These warrants expire on February 17, 2010. These relate to previously existing B warrants of Northern Orion.

 STOCK-BASED INCENTIVE PLANS A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted Stock-Based Incentive Plans designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares. The Company did not grant any stock options under its stock option plan (“Share Incentive Plan”) during the current fiscal year. A total of 9.0 million stock options were granted during the comparative period ended December 31, 2007, 18.3 million stock options were granted during the period ended December 31, 2006. A total of 11.7 million and 7.8 million stock options were exercised during 2008 and 2007 respectively (2006 - 9.9 million) under the Share Incentive Plan. A total of 5.1 million (December 31, 2007 - 17.2 million; December 31, 2006 - 16.1 million) stock options were outstanding as at December 31, 2008 all of which were exercisable (December 31, 2007 17.2 million; December 31, 2006-15.9 million). Stock options outstanding as at December 31, 2008 had a weighted average exercise price of Cdn$9.21 per share (December 31, 2007 - Cdn$8.08; December 31, 2006 - Cdn$7.27 per share) and a weighted average life of 2.81 years (December 31, 2007 - 2.96 years; December 31, 2006 - 4.55 years). The Company established two new stock-based compensation plans in 2008, the Deferred Share Unit (“DSU”) and the Restricted Share Unit (“RSU”) plans (refer to Note 19 of the consolidated financial statements for additional details). The Company granted 272,692 DSUs at a weighted average price of Cdn$11.88 for a total non-cash expense of $3.0 million during 2008. A mark-to-market recovery of $0.5 million is included in general and administrative expenses with respect to these DSUs for a net expense of $2.5 million for 2008. During 2008, the Company granted a total of 1,128,125 RSUs at a weighted average price of Cdn$13.47. A total of $2.0 million was credited to contributed surplus and $nil share capital in respect of these RSUs as these awards have not yet fully vested. The expense of $2.0 million is included in general and administrative expenses. 10. GENERAL AND ADMINISTRATIVE EXPENSES General and administrative expenses were $70.7 million for the year ended December 31, 2008 compared with $69.3 million in 2007 (2006 - $65.4 million). General and administrative expenses for the fourth quarter were $12.9 million and includes a credit of $8.2 million on the reversal of the Silicosis liability at the Jacobina mine. General and administrative and other expenses were higher for 2008 as it includes stock-based compensation and expenses resulted from the full-year effect of the Company’s post-acquisition growing operations. Most of the general and administrative expenses are incurred in currencies other than the United States Dollar, therefore it would cause a foreign exchange impact on the Company’s earnings. The Company has a defined benefit pension plan covering certain North American employees. The pension plan is frozen as of December 15, 2008 and is currently in the process of being formally closed with the assets being liquidated. Included in general and administrative expenses on the Company’s consolidated statement of operations is $0.3 million of pension expense (2007 - $0.1 million). The Company expects ongoing general and administrative expenses to be in the range of $65 - $70 million per annum. YAMANA GOLD 2008 ANNUAL REPORT 57

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YAMANA GOLD 2008 ANNUAL REPORT

11. FOREIGN EXCHANGE

The Company's revenues are denominated in United States Dollars (USD). However, the Company's operating expenses are incurred predominantly in Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG) and to a lesser extent in Canadian Dollars (CAD), United States Dollars, Mexican Pesos and Honduras Lempiras. Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

In 2008, the Company recognized foreign exchange gains of $131.5 million. This compares to a foreign exchange loss of $40.4 million for 2007 (2006 - gain of $0.3 million). The gains arose mainly from foreign exchange effect on future income tax liabilities recognized on business acquisitions. A strong United States Dollar versus the currencies of the countries in which the Company operates contributed to the gains.

The Company entered into certain hedge contracts where the value of the Real has been fixed against the United States Dollar. These hedges are further described in Section 15, Derivatives.

The following table summarizes the movement in key currencies vis-à-vis the United States Dollar:

	Three months ended			As at	
	December 31, 2008	December 31, 2007	Variance	December 31, 2008	Variance
Average Exchange Rate					
USD-CAD	1.2101	0.9804	23.4%	1.2228	–1.0%
USD-BRL	2.2908	1.9516	17.4%	2.3560	–2.8%
USD-ARG	3.3363	3.1218	6.9%	3.4571	–3.5%
USD-CLP	644.4283	522.3674	23.4%	647.9950	–0.6%

	Twelve months ended				
	December 31, 2008	December 31, 2007	Variance	December 31, 2006	Variance
Average Exchange Rate					
USD-CAD	1.0667	1.0744	–0.7%	1.1346	–6.0%
USD-BRL	1.8402	1.9516	–5.7%	2.1800	–15.6%
USD-ARG	3.1709	3.1218	1.6%	3.0914	2.6%
USD-CLP	523.9220	522.3674	0.3%	539.3932	–2.9%
Period-end Exchange Rate					
USD-CAD	1.2228	0.9820	24.5%	1.1664	4.8%
USD-BRL	2.3560	1.7741	32.8%	2.1385	10.2%
USD-ARG	3.4571	3.1500	9.7%	3.0702	12.6%
USD-CLP	647.9950	497.7000	30.2%	532.5500	21.7%

12. INVESTMENTS AND INVESTMENT INCOME

INVESTMENT AND INTEREST INCOME AND EXPENSES

Investment losses net of interest income were $29.1 million for the year compared to investment and interest income of $11.5 million for 2007 (2006 - income $3.1 million). The Company recognized investment write-offs on its available-for-sale and auction rate securities, which are classified as a long-term investment, for a total amount of $39.6 million during the year, which more than offset its interest income.

Interest and financing expenses were $44.7 million for the year compared to $22.0 million for 2007 (2006 - $ 28.8 million). Higher interest and financing expenses were mainly due to interest expense on increased borrowing and other financial fees.

LONG-TERM INVESTMENTS

Third-party sponsored Asset-Backed Commercial Paper ("ABCP")

The Company holds Cdn$15 million face value in Symphony Trust Series A notes, which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets (the "ABCP investment"). The ABCP investment was acquired through the Company's acquisition of Northern Orion in October 2007 and was recorded at its estimated fair value as of the acquisition date. The ABCP investment matured on August 24, 2007, however, due to the liquidity issues in the ABCP market, there was no settlement on the maturity date. Through the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper, a process is underway to exchange the defaulted short-term notes for longer terms notes along with the creation of a liquid trading market. However, the ultimate trading values and recoveries of the ABCP investment are uncertain as at December 31, 2008.

 The Company has estimated the fair value of the ABCP investment considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The Company performed a discounted cash flow valuation on the ABCP based on the forecasted ultimate recovery of the ABCP investment to determine carrying value. The Company’s valuation of the ABCP investment assumed that the repayment, discounted at a risk-free rate plus a 10% credit spread, would occur in 8 years and interest would be accrued over this period. As a result of this valuation, in determining the fair value for the purchase price allocation at the date of acquisition, the Company recorded a write-down of approximately 50% of the principal amount of the ABCP investment. Subsequent valuations since December 31, 2007, have not resulted in any additional write-down of the ABCP investment in the current year. The Company has classified the ABCP investment as a long-term investment since the end of 2007. Through a series of actions during 2007 and 2008, an agreement (“the Montreal Accord”) was reached regarding the comprehensive restructuring of the ABCP covered by the Montreal Accord. The Company’s Symphony Trust notes were part of this restructuring. This restructuring was completed in January 2009 resulting in the creation of several new special purpose investments that were distributed to affected ABCP holders in lieu of the ABCP that was held. Based on the underlying assets of the Symphony Trust, the Company received new Master Asset Vehicle II notes (“MAV II Notes”) as a replacement for the old Symphony Trust notes. As part of the restructuring, $0.4 million in interest was paid on the Company’s notes in January 2009. For the Symphony Trust Series A Notes, the Company received new MAV II Notes, which consist of Class A-1 and A-2 Notes for a total value of Cdn$13.4 million, and Class B and Class C Notes for a total of Cdn$1.5 million. On January 21, 2009, Dominion Bond Rating Service (“DBRS”) finalized the ratings of “A” to both the Class A-1 and Class A-2 Notes. The Class B and Class C Notes have not yet been rated by DBRS. The MAV II trust indenture provides that payment of all or a portion of the interest owing to holders of the Class A-1 Notes may be deferred, but in any event no later than January 22, 2019, at which time all interest then accrued and unpaid on the Class A-1 Notes shall be paid. The valuation of the MAV II Notes has assumed that interest is accrued and paid on the expected repayment date of January 22, 2017, as outlined in the MAV II trust indenture. The restructuring of the notes, which also included the establishment of new bank and government liquidity lines and credit ratings for the new master asset vehicles, is a positive development for the Company’s investments (now MAV II Notes). With the restructuring, there is a greater likelihood that a secondary trading market will develop for these securities. Auction-Rate Securities (“ARS”) The Company holds $30.1 million face value in ARS with various legal maturity dates to 2052 (the “ARS investments”). These ARS investments can be classified as part of the “Derivative Product Companies” and “Regulation XXX” investment industries. The ARS investments were acquired through the Company’s acquisition of Meridian Gold in October 2007 and recorded at estimated fair value on the acquisition date resulting in an impairment of par value as of that date of 50% of the carrying value. Although there are prospects for the restructuring of the underlying securities or the creation of secondary trading markets for the securities, the ultimate trading values and recoveries of the ARS investments are highly uncertain. Due to the absence of a tradable and properly functioning market for auction rate securities, the Company has not been able to liquidate its ARS investments and thus realize any value on its ARS investments. Although the Company continues to receive interest payments, the ARS investments are not currently trading and therefore do not have a readily transparent market value. The Company performed a discounted cash flow valuation on the ARS based on the forecasted ultimate recovery of the ARS investment to determine carrying value. Unlike the Canadian ABCP restructuring, there has been no similar development for the ARS market in the United States. Furthermore, the ARS market has deteriorated further. Specific to the Company’s ARS, there have been several credit downgrades for the securities and one issue had an event of default. The Company’s valuation of the ARS investments assumed that repayment, discounted at a risk-free rate plus a 20% credit spread, would occur in 20 years. The Company also assumed that the ARS investments continue to stay current on their interest payments. As a result of this valuation, the Company recorded an impairment of approximately 90% of the principal amount for a total write-down of $27.1 million, $12 million of which was recorded in December 2008 in investment and other business loss. The Company continues to monitor developments in the market for ARS instruments. Corporate and Agency Bonds In the first quarter of 2008, the Company wrote-down the corporate and agency bonds to their market value of $4.0 million. These were subsequently sold in the second quarter of 2008 for cash proceeds of $4.4 million. YAMANA GOLD 2008 ANNUAL REPORT 59

60 YAMANA GOLD 2008 ANNUAL REPORT

13. INCOME TAXES

The Company recorded an income tax expense of $19.7 million for the year. This compares to a tax expense of $63.9 million for 2007 and a tax recovery of $25.0 million for 2006. The current year income tax provision mainly reflects a current income tax expense of $65.6 million for 2008 and a future income tax recovery of $45.9 million. This compares to a current income tax expense of $79.4 million for 2007 and $6.0 million for 2006 and a future tax recovery of $15.5 million for 2007 and a $31.1 million recovery for 2006. The expense reflects the current taxes incurred in our Brazilian, Chilean and Honduran mines. The expense is reduced by the recognition of tax losses available to be used against future income taxes payable in Brazil and the reversal of the future tax liability on inter-company loans.

The tax rate is summarized as follows:

(For the year ended December 31, 2008)	Income	Current Tax Expense (Recovery)	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	Income
Income from operations	$ 362,773	$ 86,549	$ (20,747)	$ 65,802	18.1%
Other income (loss)	$ 65,919	$ (20,938)	$ (25,181)	$ (46,119)	–70.0%
	$ 428,692	$ 65,611	$ (45,928)	$ 19,683	4.6%

(For the year ended December 31, 2007)	Income	Current Tax Expense (Recovery)	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	Income
Income from operations	$ 384,580	$ 119,077	$ (2,887)	$ 116,190	30.2%
Other income (loss)	$ (165,266)	$ (39,727)	$ (12,591)	$ (52,318)	31.7%
	$ 219,314	$ 79,350	$ (15,478)	$ 63,872	29.1%

(For the year ended December 31, 2006)	Income	Current Tax Expense (Recovery)	Future Tax Expense (Recovery)	Total Tax Expense (Recovery)	Income
Income from operations	$ 35,056	$ 16,524	$ 691	$ 17,215	49.1%
Other income (loss)	$ (130,258)	$ (10,486)	$ (31,768)	$ (42,254)	32.4%
	$ (95,202)	$ 6,038	$ (31,077)	$ (25,039)	26.3%

The consolidated balance sheet reflects recoverable tax installments in the amount of $14.4 million and an income tax liability of $6.8 million. Additionally, the balance sheet reflects a future income tax asset of $148.5 million and a future income tax liability of $1.7 billion.

The Company has approximately $139.1 million of tax losses available for carryforward in Brazil. Approximately 70% of these losses have been recognized as a tax asset. The Company expects to use these losses against future income from operating mines in Brazil.

The majority of the future tax liability arise on the allocation of the purchase price of acquisitions to the underlying assets as the tax basis of these assets did not increase. Future tax liabilities relating to the operating mines will reverse as the assets are depreciated or depleted. The future tax liabilities relating to exploration potential will not reverse until the property becomes a mine, is written off, or is sold. The largest components of the future tax liabilities relate to:

	(in thousands of dollars)
Gualcamayo	$ 232,000
Agua Rica	$ 362,000
El Peñón	$ 304,000
Exploration Potential	$ 606,000

The Company has exposure to foreign exchange fluctuations in Brazil. As the Real weakened by 33% throughout the year vis-à-vis the U.S. Dollar, from a rate of 1.7713 as at December 31, 2007 to a rate of 2.3560 as at December 31, 2008, it resulted in a future income tax recovery of approximately $38.5 million on the revaluation of U.S. Dollar denominated inter-corporate debt, although the debt is eliminated on consolidation.

 The income tax expense reported from period to period will vary depending on the foreign currency exchange rate in effect in the period. However, the income tax on inter-company debt is payable only if and when the debt is repaid and therefore, if the debt is not repaid, the income tax payable will not have to be paid. Likewise, the actual amount of taxes payable will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid. The Company’s combined Canadian federal and provincial statutory tax rate was 33.5% (2007 - 36.1%; 2006 - 36.1%) . There are a number of factors that affect the Company’s effective tax rate including the rate differential and proportion of income earned in each jurisdiction, tax benefits that were not recognized, foreign currency gains and losses and changes in tax rates. As a result, the Company’s effective tax rate may fluctuate from period to period. A reconciliation of the Company’s statutory rate to the effective tax rate is provided in Note 23 to the consolidated financial statements. 14. CLOSURE AND RECLAMATION COSTS The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements and are amortized over the life of each mine on a unit-of-production basis. Accretion charged to 2008 earnings was $4.2 million compared to $3.1 million in 2007 (2006 - $0.6 million). Reclamation expenditures during the year were $7.5 million compared to $4.7 million in 2007 (2006 - $0.4 million). 15. DERIVATIVES The Company recorded realized losses on the settlement of derivatives of $10.0 million in 2008 compared with $17.1 million of realized loss in 2007. Additionally, the Company recorded unrealized gains on commodity derivative contracts of $174.0 million for the year ended December 31, 2008. This compares to an unrealized loss of $29.1 million in 2007. These unrealized gains on the copper derivative contracts are described below under “Commodity Hedging”. COMMODITY HEDGING The Company enters into commodity forward contracts to mitigate commodity price risk and enable business planning with greater certainty. From time to time, the Company may enter into long call options to ensure its participation in commodity price increases. The Company has a copper hedging program that was designed to mitigate risks to earnings and cash flows from its Chapada mine. Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenues. The copper derivatives provide an effective economic hedge against downward movements in the copper price allowing the Company to manage metal price risk and enable business planning with certainty. As Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting is not permitted. However, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty. In accordance with derivative accounting rules changes, the fair value of the financial instruments are reflected in current earnings from period to period. This accounting results in fluctuations in net earnings from period to period until such time as the contracts are closed. The unrealized mark-to-market gain (loss) represents the value on notional cancellation of these contracts based on market values as at December 31, 2008 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses. During the fourth quarter, cash proceeds of $47.5 million were realized on reducing the commodity derivative contracts by 86.3 million pounds. YAMANA GOLD 2008 ANNUAL REPORT 61

62 YAMANA GOLD 2008 ANNUAL REPORT

The following table summarizes the details of the copper hedging program outstanding as at December 31, 2008:

Year of Settlement	Contract Type	Pounds Outstanding *(in millions)*	Weighted Average Contract Price *($/lb)*	Weighted Average Forward Price as at December 31, 2008 *($/lb)*	Unrealized Gain on Copper Derivatives *(a)* *(in thousands)*
2009	Forward sales	49.2	$ 2.9912	$ 1.3992	$ 78,006
2010	Forward sales	1.4	$ 3.0060	$ 1.4233	$ 1,958
		50.6			$ 79,964

(a) Excluded unrealized gains of $12.7 million related to contracts expired before the end of 2008 for settlement in January 2009.

The Company recorded a net mark-to-market gain of $139.0 million and $175.4 million for the three month and twelve month periods ended December 31, 2008 (2007: fourth quarter - gain of $48.4 million; twelve months - loss of $30.3 million), net of the mark-to-market gain on the call options. This is due to a significant decline in the price of copper that started in the third quarter and continued in the fourth quarter. The Company has a total of 50.6 million pounds under open forward contracts as at December 31, 2008. Subsequent to the end of 2008, the Company entered into additional forward sales contracts to hedge 26.5 million pounds of copper at $1.54 per pound for the period between February and July of 2009. These contracts and the existing forward sales positions held by the Company hedge 75.7 million pounds of copper at about $2.50 per pound for the year 2009.

During the year, the Company closed its forward sales commitment for silver and zinc resulting in cash proceeds of $4.3 million to the Company.

CURRENCY HEDGING

As at December 31, 2008, the Company held forward contracts to hedge against the risk of an increase in the value of the Real versus the United States Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 398.5 million Reais at an average exchange rate of 2.2545 Real to the United States Dollar. The Company has effectively hedged approximately 70% of its Real based operating expenditures at its Brazilian mines.

The notional amounts of these forward contracts have been designated against forecast Real denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2009 through to April 2011. A total of 207.1 million Reais are hedged for 2009 and approximately 191.4 million for 2010 through April 2011.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of $46.5 million for the twelve month period ended December 31, 2008 credited to other comprehensive income and the ineffective portion of $13.6 million expensed in 2008.

The following table summarizes the details of the currency hedging program as at December 31, 2008:

(quantities in thousands)

	Jacobina		São Francisco		São Vicente	
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate
2009	65,700	2.3264	59,818	2.1359	25,576	2.3980
2010	53,266	2.4395	60,000	1.9915	22,808	2.3980
2011	–	–	20,000	1.9650	–	–
	118,966	2.3757	139,818	2.0467	48,384	2.3980

	Fazenda Brasileiro		Chapada		Total		
Year of Settlement	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Contract Fixed Rate	Brazilian Real Notional Amount	Weighted Average Contract Rate	Market rate as at December 31, 2008
2009	41,040	2.3900	14,984	2.3980	207,118	2.2928	2.3560
2010	34,200	2.3900	1,099	2.3980	171,373	2.2477	2.3560
2011	–	–	–	–	20,000	1.9650	2.3560
	75,240	2.3900	16,083	2.3980	398,491	2.2545	2.3560

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YAMANA GOLD 2008 ANNUAL REPORT

INTEREST RATE HEDGING

The Company has interest rate swap agreements for a total amount of $550.0 million, with a notional amount of $465.8 million as at December 31, 2008, to convert a floating rate credit facility to a fixed rate over a 5 year period. These contracts fix the rate of interest on this portion of the Company's long-term debt at a weighted average of 4.50% plus a margin of 1.5% to 3% per annum, depending on the Company's debt to Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") ratio. The current margin is 1.1%. Of the amount hedged the Company has settled $21.1 million of the notional amount in the fourth quarter and $84.2 million of the notional amount in the twelve months ended December 31, 2008.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge of $13.6 million loss for the year ended December 31, 2008 recorded to other comprehensive income.

16. CONTRACTUAL COMMITMENTS

The Company is contractually committed to the following as at December 31, 2008:

Year (in thousands of dollars)	2009	2010	2011	2012	2013	Thereafter	Total
Mine operating/construction and service contracts and other	$ 187,929	$ 69,668	$ 55,510	$ 18,616	$ 581	$ 4,801	$ 337,105
Long-term debt principal repayments *(i)*	84,211	84,211	84,211	313,156	–	–	565,789
	$ 272,140	$ 153,879	$ 139,721	$ 331,772	$ 581	$ 4,801	$ 902,894

(i) Excludes interest expense

17. CONTINGENCIES

Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff. The plaintiff alleged that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company considers that the plaintiff's allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts.

The Company has a contingent liability which consists of amounts provided to settle claims by former employees of Jacobina Mineração e Comércio Ltda ("JMC"), relating to silicosis. This balance represents management's best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006. The Company estimates this contingency to be about $6.1 million as at December 31, 2008. The decrease of $16.8 million in the year relates to the movement of claims that have been settled or released as well as the devaluation of the Brazilian Real vis-à-vis the United States Dollar.

18. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements. All items that meet the definition of off-balance sheet arrangements are disclosed in the notes to the financial statements.

 19. GOLD AND COPPER MARKETS For the quarter and year ended December 31, 2008, spot gold prices averaged $795 and $872 per ounce, respectively. This represents an increase of 1.3% from the fourth quarter of the prior year and an increase of 25.1% from the 2007 year-average. The Company’s gold is sold at spot prices in world markets. The Company’s revenue and profitability are highly dependant on spot gold prices. Gold prices continue to be supported by positive market fundamentals. Decreasing mine supply, steady investment and physical demand and lower central bank selling and lending are all driving prices. As well, gold’s appeal as a hedge against inflation and the United States Dollar has continued to underpin higher gold prices in the near-term. Due to these factors, the Company expects gold prices to remain well supported in the near to mid-term in the midst of a high degree of market volatility. For the quarter and year ended December 31, 2008, spot copper prices averaged $1.79 and $3.16 per pound, respectively. This represents a decrease of 46% compared with the same quarter of 2007 and a decrease of 3% compared with the 2007 year-average. Copper prices in the fourth quarter of 2008 declined approximately 49% from that of the third quarter. The drop in prices was caused by the rapid downturn in global economic activities brought about by the ongoing financial crisis. The world’s major copper consuming nations, most notably the United States and China, are experiencing a sharp contraction of growth in GDP. Recently, global copper inventories have started to increase substantially as consumers continue to reduce stock and copper demand has eased. However, the Company expects that copper prices will remain well above long-term averages as the global supply demand balance in copper is expected to remain relatively tight by historical standards and compared with other base metals. 20. RESERVE ESTIMATES The figures for reserves and resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervise the preparation of the reserve reports. The Company’s reserve reports are reviewed by Evandro Cintra, Senior Vice-President Technical Services, who is a “qualified person”. Proven and probable reserves were 19.4 million ounces of contained gold (December 31, 2007 - 17.9 million), 173.5 million ounces of contained silver and 11.5 billion pounds of contained copper as of December 31, 2008 based on a gold price of $700 per ounce (except for São Vicente based on $428 per ounce), a silver price of $11.00 per ounce and a copper price of $1.85 per pound. This represents an increase of approximately 1.4 million ounces of gold or an 8% from the prior year. The Company had 173.5 million ounces of contained silver from the El Peñón and Minera Florida mines and the Mercedes and Agua Rica projects as at December 31, 2008. The primary changes in proven and probable reserves were: Increase in contained ounces (in thousands) Gualcamayo 1,131 Mercedes 604 Jacobina 171 Minera Florida (Alhue) 144 São Francisco (488) Alumbrera (105) YAMANA GOLD 2008 ANNUAL REPORT 64

Reserves as at December 31, 2008 were estimated using the following price assumptions:

	Gold price per oz / Copper price per lb		
Mine/Project	2008	2007	2006
Jacobina	$ 700	$ 575	$ 475
San Andrés	$ 700	$ 575	$ 450
Fazenda Brasileiro	$ 700	$ 575	$ 450
Chapada	$ 700 / $1.85	$ 575 / $1.75	$ 450 / $1.10
São Francisco	$ 700	$ 575	$ 450
São Vicente	$ 428	$ 428	$ 428
Fazenda Nova	n/a	$ 575	$ 550
C1 Santa Luz	$ 700	$ 575	$ 425
Ernesto	$ 700	$ 575	$ 450
El Peñón	$ 700	$ 575	n/a
Gualcamayo	$ 700	$ 575	n/a
Pilar	$ 700	$ 575	n/a
Amancaya	$ 700	$ 550	n/a
Alhue	$ 700	$ 575	n/a
Mercedes	$ 700	n/a	n/a

Proven and probable reserves for Chapada were 2.5 million contained gold ounces and 2.4 billion pounds of contained copper. This compares to 2.4 million ounces of contained gold ounces and 2.3 billion pounds of contained copper as at December 31, 2007. Current resource estimates include 745,000 contained gold ounces of measured and indicated resources plus an additional 661,000 contained gold ounces of inferred resources. Contained copper resources include 797 million pounds of measured and indicated resources plus an additional 823 million pounds of inferred resources. A 17-year mine life is contemplated for Chapada based on current throughput.

Proven and probable reserves for the São Francisco Mine were 727,000 contained ounces which compares to 1.2 million contained ounces as at December 31, 2007. A change of reserve model parameters and mining account for the reduction of the contained reserves. Current resource estimates include 549,000 ounces of measured and indicated resources plus an addition of 582,000 ounces of inferred resources.

The Company was successful in developing a decline which exposed the vein at the Mercedes Project. The reserves as at December 31, 2008 were 604,000 contained ounces of gold. Total measured and indicated resources at year end were 70,000 contained ounces plus an additional 85,000 contained ounces of inferred resources. A pre-feasibility study was commissioned.

Proven and probable reserves increased by 1.1 million contained ounces at the Gualcamayo mine as a result of drilling at the QDD lower west target. Total proven and probable gold ounces were 2.9 million contained ounces and current resource estimates include 592,000 measured and indicated ounces and 428,000 ounces of inferred resources.

Proven and probable reserves at San Andrés were 734,000 of contained gold ounces which compares to 741,000 ounces as at December 31, 2007.

At Jacobina, new proven and probable reserve ounces exceed mined ounces with 1.4 million contained ounces at the end of the year. Additionally, approximately 50% of reserves are in the proven category. Resources were upgraded from Inferred to Measured and Indicated for a total of 1.5 million contained ounces of Measured and Indicated resources at the end of the year. Inferred resources were previously determined on geological modeling and Yamana has reduced total Inferred resources pending further drilling that will lead to better geological modeling. Average grades improved in all reserve and Measured and Indicated resource categories vis-à-vis the prior year.

It should be noted that reserves and resources are estimates only. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

Fluctuations in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's results of operations and financial condition. Depreciation and amortization using the units-of-production would be impacted by a change in reserves/resources.

Complete information relating to reserves and resources indicating tonnage and grade for the various mines and projects is contained in a complete resource and reserve table accompanying this annual report.

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YAMANA GOLD 2008 ANNUAL REPORT

 21. EXPLORATION AND DEVELOPMENT The Company continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America. The Company spent $81.5 million during the year on exploration programs of which $62.1 million was capitalized and $19.4 million was expensed. This compares to $40.9 million during the comparative year ended December 31, 2007, all of which as capitalized. The summary that follows summarizes key initiatives and highlights from the exploration program at the Company. The Company has allocated approximately $55.6 million in its 2009 budget for exploration. The 2009 exploration program will focus on El Peñón, Quebrada del Diablo (“QDD”) Lower West at Gualcamayo, Alhue, Jacobina, Mercedes and Pilar de Goías. GUALCAMAYO, ARGENTINA Quebrada del Diablo (“QDD”) Lower West Update In January 2009, the Company received the results of its studies relating to the mining of QDD Lower West underground deposit. Two alternative approaches to mining the deposit were considered with the conclusion that QDD Lower West is feasible as an underground operation under either approach. The approaches were evaluated based on overall project cost, complexity, total gold recovery, value and return maximization and the potential for further upside. Under the first approach, mining would be by shrinkage fill with production targeted to begin in 2011. Under the second approach, a front caving with pillar recovery method would be used with targeted production expected to begin in 2015. The latter approach would effectively extend Gualcamayo’s expected mine life from 9 years to 13 years. The Gualcamayo property is located in northern San Juan Province, Argentina, approximately 270 km north of the provincial capital, San Juan City. It consists of three main mineral deposits, the main QDD deposit, the Amelia Ines and Magdalena satellite deposits and the QDD Lower West underground deposit. The QDD Lower West deposit is located below QDD, towards the west and continued drilling on the deposit is expected to increase reserves, particularly in the western extension. The project has been evaluated based on approximately 15,000 metres of drilling, although considerable drilling and other related exploration is ongoing in the western extension, extensive geological, geotechnical and metallurgical test work, feasibility level design and engineering and initial underground development to improve knowledge of the deposit and provide access for underground exploration. The metallurgical test work supports heap leaching recovery of approximately 80% within 30 days. The QDD Lower West mineral resource estimate, based on a cut-off grade of 1.0 g/t Au using sample data received as of September 30, 2008, includes measured and indicated resources of 8.26 million tonnes grading 2.90 g/t Au containing 769,000 ounces of gold, and inferred resources of 1.6 million tonnes grading 2.66 g/t Au containing 136,000 ounces of gold. The financial analysis for the studies used a gold price of $725 per ounce. At the current gold price of $900 per ounce, the after-tax IRR for the QDD Lower West project using the front caving approach increases to over 50% and the project would have an after-tax net present value (at 5% discount rate) of approximately $100 million. Both mining methods are feasible. The front caving mining alternative increases total mineable ounces, reduces costs, provides significantly improved returns, allows for the expansion of resources and better addresses geotechnical constraints and provides for a longer mine life and a higher return and value. The shrinkage fill method would accelerate production from QDD Lower West. Based on the results of the studies, the Company has decided to advance the front caving mining method. Further, the Company will continue drilling with the goal of proving up the QDD Lower West western extension which has the potential to significantly expand reserves. With additional drilling and assuming an extension of QDD Lower West, the Company believes that it may accelerate the production schedule under the front caving alternative by beginning mining in the western extremity, thereby advancing production, further increasing the value of QDD Lower West and its return on investment. The advantages of pursuing the front caving alternative include: • improved project returns and net present value; • improved cash costs relating to the underground mining thereby decreasing the average cash costs for Gualcamayo; • significant increase in mineable and recoverable reserves; • higher average head grade; and • increased mine life for Gualcamayo to approximately 13 years from its current mine life of nine years. The financial analysis of both alternatives suggests that the value of and the return for QDD Lower West are more sensitive to gold price and operating costs than capital expenditures. As drilling continues, the Company will continue to evaluate opportunities to further enhance project economics including the potential to reduce operating costs, increase mineable reserves through extension to the west and accelerate production. The current analysis for the front caving approach considers mining beginning in the area below the main QDD open pit which is the area with the most defined resources. The Company continues to evaluate advancing production before 2015 by beginning mining in the western extension using the same front caving mining approach. The Company has allocated almost its entire $6 million exploration budget for Gualcamayo in 2009 toward further exploration of QDD Lower West. YAMANA GOLD 2008 ANNUAL REPORT 66

 MERCEDES, MEXICO In February 2009, the Company announced the results of its studies relating to the development of its Mercedes project. The Mercedes project is located in northern Sonora, Mexico approximately 200 kilometres south of Tucson, Arizona. The deposit consists of a complex gold-silver hydrothermal low-sulphidation vein/stockwork system with several mineralized structures discovered to date, two of which, the Mercedes and Klondike veins, have been significantly advanced and support development of Mercedes as a mine. The proposed bench and fill mining method is consistent with the mining method used at the Company’s El Peñón mine where geologic conditions are similar to Mercedes. Expected throughput at 1,500 tonnes per day would result in production of approximately 118,000 GEO for approximately six years based on known reserves. Cash costs are expected to be $264 per GEO. Gold recovery is expected to be approximately 95% based on metallurgical test work to date. Silver recovery is expected to be approximately 30% which is consistent with similar mineral deposits. Gold and silver production is expected to be approximately 112,000 ounces and 366,000 ounces, respectively, or approximately 118,000 GEO as previously indicated. GEO calculations are based on an assumed gold to silver ratio of 55:1 which is a three-year historical average. Total capital costs are expected to be approximately $152 million including a contingency of $16.8 million and owner costs of $9.8 million. Costs for Mercedes were determined for the purposes of the study based on inputs and quotations in 2008. The Company believes improvements in these cost references may be possible. The financial analysis for the study, using a gold price of $814 per ounce and a silver price of $13 per ounce, suggests an after tax NPV at a 5% discount rate of $72.7 million, with an after tax IRR of 22.4%. The Company intends to continue to advance the project in 2009. Mercedes shows a high geological potential given the size of the property and the results of geological and geophysical studies to date. The Company is continuing to drill at Mercedes targeting 30,000 metres of drilling in 2009, with a budget of approximately $4.0 million. The Company intends to provide updates to this study and, depending on the results, expects to make a construction decision thereafter. Construction of the mine is expected to take approximately two years and, provided that a construction decision is made not later than Q1 2010, the Company expects to be in production at Mercedes by 2012. The Company will also determine improvements in costs in addition to increased recoverable gold equivalent ounces during this period. The Company believes that in 2009 most of the inferred resources and some narrow indicated resources may be upgraded to reserves, further increasing reserves by approximately 80,000 GEO. The Company’s objective is to increase total recoverable GEO to at least 1.0 million GEO before a construction decision is made. With the upgrade of inferred resources and the discovery of an additional 280,000 GEO with a successful drilling and exploration effort, the estimated NPV and IRR would increase to $153 million and 27.4%, respectively, based on the same economic assumptions used in the current study. In 2009, the current capital budget includes an amount for the continued development of a production-ready exploration decline that is currently 400 metres long and has reached the mineralized zone in Mercedes, confirming grades and vein width. This decline will provide confirmation of the grade distribution, and other geological and geotechnical aspects, and will also serve as a platform for underground drilling and preparation for future mine development work. ERNESTO/PAU-A-PIQUE, BRAZIL In February 2009, the Company announced the results of its studies relating to the development of its Ernesto/Pau-a-Pique project. The Ernesto/Pau-a-Pique project is located in southwest Mato Grosso state, near Pontes e Lacerda in Brazil. The Ernesto deposit is approximately 60 kilometres south of the Company’s São Francisco mine. The Pau-a-Pique deposit is approximately 56 kilometres by road south of the Ernesto deposit. The significant existing infrastructure including paved roadways supports the development of Ernesto/Pau-a-Pique as two mines with a common plant. The deposits are hosted by meta-sedimentary rocks of Proterozoic age and at the contact with underlying granitic basement rocks. The gold mineralization is hosted by quartz veins in the metasedimentary rocks (arenites and conglomerates) or associated with shear zones at the contact of the metasediments with the underlying granite basement. At Ernesto, gold-rich quartz veins and veinlets occur within a thick, low-angle structure at the base of the meta-sedimentary sequence and within sulphidic horizons in overlying altered meta-arenite units. The project has been evaluated based on more than 50,000 metres of drilling to date, and the region hosts various targets of considerable potential for increasing resources at the project. The Company plans to continue with additional exploration in 2009, focusing on infill drilling at Ernesto in particular. The Ernesto/Pau-a-Pique mineral resources estimate, based on cut-off grades of 1.0 g/t gold for the open pit and 1.5 g/t gold for underground, includes indicated resources of 3.95 million tonnes grading 4.67 g/t gold containing 593,000 ounces of gold and inferred resources of 3.14 million tonnes grading 3.02 g/t gold containing 305,000 ounces of gold. YAMANA GOLD 2008 ANNUAL REPORT 67

 An infill program is planned for 2009 to support a feasibility study and construction decision by the end of the year. The Company believes that Ernesto/Pau-a-Pique has significant merit. Given the robust return, high grade, comparatively low capital cost and significant infrastructure supporting the project, the Company’s capital cost budget includes the costs for construction beginning in 2010, and anticipates Ernesto/Pau-a-Pique will be in production in 2012. The financial analysis for this study using a gold price of $825 per ounce suggests an after tax NPV at a 5% discount rate of $138 million, with an after tax IRR of 38%. This includes certain incentives and tax benefits related to operating in Mato Grosso state, which the Company is entitled to rely on for all of its exploration, development and producing properties in Mato Grosso. Ernesto/Pau-a-Pique would be supplementing production from the Company’s mines already in production and in proximity to Ernesto/Pau-a-Pique in Mato Grosso. Total capital costs are expected to be approximately $86 million through 2010 and 2011. Total annual production is expected to be approximately 100,000 ounces of gold with an average cash cost of approximately $356 per ounce. The Company intends to determine if further improvements in equipment and contractor costs can be realized in 2009, as the capital cost references for this project were made in 2008. Certain elements of the scoping study for Ernesto/Pau-a-Pique, including capital and operating costs, are consistent with higher level financial and operating review and support the Company’s objective of completing a feasibility-level study by the end of 2009. PILAR, BRAZIL In 2008, the Company invested approximately $6.1 million and drilled approximately 23,000 metres at its Pilar project in Goias state, Brazil. Exploration in 2009 contemplates a budget of approximately $4.0 million and 20,000 metres of drilling planned. In less than a year, an inferred mineral resource estimate of 12.4 million tonnes grading 2.42 g/t gold and containing approximately 970,000 ounces was delivered, and more than 43,000 metres of drilling has been completed to date. An update to Pilar’s resource estimate is expected in Q2 2009 which will include the drilling information completed in 2008. Pilar is advancing rapidly to the development stage and the Company anticipates that Pilar will be developed in part as an open-pit and also as an underground mine. 22. DEPLETION AND IMPAIRMENT OF MINERAL INTERESTS Depletion on mineral interests is calculated on a unit-of-production basis which is highly impacted by estimates of reserves and resources. There are several uncertainties inherent in estimating mineral reserves and mineral resources as discussed under reserve estimates. Management has reviewed the undiscounted future cash flows of its mining projects, based on a long-term gold price of $800 per ounce. Other estimates included in the determination of future cash flows include estimates on the amount of reserves, recoverable ounces and production levels. Based on this review, management has concluded that there is no impairment in mineral interests nor goodwill as at the current fiscal year end, except for the São Francisco Mine. Differences between management’s assumptions and market conditions could have a material effect in the future. 23. RISKS AND UNCERTAINTIES Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in metal prices (such as gold, copper, silver and zinc) and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the United States Dollar. Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2008. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. YAMANA GOLD 2008 ANNUAL REPORT 68

 Operating and Political Risks The Company holds mining properties in Brazil, Argentina, Chile, Honduras and Mexico and as such is exposed to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property, shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries. To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects. Currency Risks Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent Canadian Dollars, Mexican Pesos and Honduran Lempiras. Revenues are earned in United States Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in United States Dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the United States Dollar over short-term periods. The sensitivity of the Company’s net earnings due to a 10% change in United States Dollar exchange rate compared to the following currencies is summarized in the table below. The sensitivity analysis includes the impact of the foreign currency movements on operating costs and unrealized gains on losses arising from the translation of monetary assets and liabilities as at the balance sheet date. Effect on translation Effect on Effect on of monetary (In thousands of dollars) earnings, operating assets and (On 10% change in United States Dollar exchange rates) net of tax earnings liabilities Brazilian Real $ 11,704 $ 9,031 $ 2,673 Argentine Peso (i) $ 61,943 $ 3,462 $ 58,481 Canadian Dollar $ 6,485 $ – $ 6,485 Honduran Lempiras $ 1,172 $ 704 $ 468 Chilean Peso $ 6,599 $ 4,744 $ 1,854 (i) The sensitivity to the Argentine Peso is attributable to large future income tax liabilities in respect to business acquisitions. The Company has entered into several currency hedges to mitigate against fluctuations in the Real vis-à-vis the United States Dollar as further discussed in Section “Derivatives”. Commodity Risks The mining industry is intensely competitive and is highly dependent on commodity prices. The profitability of the Company is directly related to the market price of gold, copper and silver. A decline in the price of gold, copper or silver could negatively impact the Company’s operations. The sensitivity of the Company’s revenues and net earnings due to a 10% change in commodity prices is summarized in the table below: (In thousands of dollars) (On 10% change in price) Revenues Effect an earnings , net of tax Gold $68,344 $40,699 Copper $61,329 $50,126 Silver $14,856 $8,846 In addition to the direct impact of changes in copper prices on revenues, net earnings are also affected by unrealized accounting gains or losses on the mark-to-market of copper derivative contracts that do not qualify for hedge accounting but provide an economic hedge (refer to Section “Derivatives” for details). The Company has entered into several currency hedges to mitigate against fluctuations in the price of copper as further discussed in Section “Derivatives”. The Company has not hedged any of its gold. Mineral reserves and resources are estimates which may differ significantly from actual mining results. YAMANA GOLD 2008 ANNUAL REPORT 69

 Interest Rate Risks The Company is exposed to interest rate risk on its variable rate debt. During the fourth quarter of 2007, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period. These contracts fix the rate of interest on the Company’s long-term debt at 4.50%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in other comprehensive income until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings. Credit Risks Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For long-term investments credit risk represents the par value of the instruments. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. Liquidity Risks Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. We mitigate liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit. Environmental Risks The Company’s mining and processing operations and exploration activities in Brazil, Chile, Argentina, Mexico and Central America are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production. Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards. Energy Risks The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers. YAMANA GOLD 2008 ANNUAL REPORT 70

 24. CRITICAL ACCOUNTING POLICIES AND ESTIMATES In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical: • Revenue Recognition Revenue from the sale of gold or other metals is recognized when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are finally settled. Sales revenue is recognized at the fair value of consideration received. Revenue includes treatment and refining charges if payment of these amounts can be enforced at the time of sale. Gold and silver revenue is recorded at the time of physical delivery and transfer of title. Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices. Incidental revenues from the sale of by-products (zinc) are classified with cost of sales. Concentrate revenue for independent smelters are set at a specified future date after shipment based on market prices. Revenues are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of extreme and unusual price volatility, such as the steep decline in copper prices that occurred during September to December in 2008, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted as well. • Asset retirement obligations Asset retirement obligations are accrued at their fair value. Fair value is determined as the discounted future cash expenditures. Asset retirement obligations and other environmental liabilities are based on management judgments and estimated engineering costs, taking into account the anticipated method and extent of remediation consistent with legal requirements, current technology and the possible use of the location. Since these estimates are specific to the locations involved, there are many individual assumptions underlying the Company’s total asset retirement obligations and provision for other environmental liabilities. While these individual assumptions can be subject to change, none are individually significant to the Company’s reported financial results. Asset retirement obligations are amortized over the life of each mine on a unit-of-production basis. • Inventories Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital. • Depletion and impairment of mineral properties Mining interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine which they relate to, or using the straight-line method over their estimated useful lives. The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate. YAMANA GOLD 2008 ANNUAL REPORT 71

 The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation. •Goodwill and impairment testing The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting unit to its carrying amounts. If the carrying value of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. For goodwill impairment testing purposes, the Company estimates the fair value of a gold property using a discounted cash flow valuation based on projected future cash flows. The determination of fair value is highly subjective and requires numerous assumptions including, but not limited to, projected future revenues based on estimated production, long-term metal prices, operating expenses, capital expenditures, inflation index, exchange and discount rates. • Reserve estimates The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation. • Income taxes Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not. Long-term income tax liabilities are recorded on the profits earned in Chile that the Company expects to repatriate to its foreign shareholders. • Purchase price allocations on business acquisitions Purchase price allocations on business acquisitions are determined by the Company based on detailed valuations which rely in part on a report from a third party expert. The preliminary allocation of the purchase prices represents management’s initial estimates. A detailed valuation is to be completed within one year of each acquisition. It is anticipated that the final purchase price allocations may result in a change to the amounts assigned to mineral properties, a change to the value attributable to tangible assets and the identification of goodwill. • Long-term investments Long-term investments held by the Company include third-party sponsored asset backed commercial paper and auction rate securities. Due to the absence of properly functioning markets for these assets, the Company has estimated the fair value of these investments considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. CHANGE IN ACCOUNTING POLICIES The Company adopted the provisions of Section 1400, General Standards of Financial Statement Presentation; Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments - Disclosures; and Section 3863, Financial Instruments - Presentation. As a result, the Company has added the following new accounting policies: YAMANA GOLD 2008 ANNUAL REPORT 72

 (i) General Standards of Financial Statement Presentation Section 1400, General Standards of Financial Statement Presentation has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. Management makes an assessment of an entity’s ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. (ii) Capital Disclosures Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. (iii)Inventories The new standard Section 3031 on inventories, establishes standards for the measurement and disclosure of inventories. The Standard provides guidance on the determination of cost and requires the allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory. Reversal of previous write-downs is required when there is a subsequent increase in the value of inventories. The amount of inventories recognized as an expense during the period shall be disclosed. Except for the new guidance on reversal of write-downs the Company’s current practice for valuing inventory is substantially in accordance with the new standard. The adoption of Section 3031 did not have a material impact on the Company’s consolidated financial statements. (iv)Financial Instruments - Disclosure and Presentation Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. 25. INTERNATIONAL FINANCIAL REPORTING STANDARD (IFRS) CHANGEOVER PLAN The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada, Brazil, Chile, Argentina, the United States and other countries with respect to their plans to converge to International Financial Reporting Standards (“IFRS”): • The Accounting Standards Board in Canada and the Canadian Securities Administrators (“CSA”) have confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On February 13, 2008, the CSA confirmed that use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada’s GAAP for those enterprises. • The Brazilian accounting standards setting body, Comitê de Práticas Contábeis, has announced the adoption of IFRS effective January 1, 2010 for financial reporting by public companies. • In Chile, IFRS will likely be adopted between 2009 and 2011, depending on the nature and ownership structure of the business. The accounting standards setting body of Chile, Colegio de Contadores de Chile, continues to deliberate the timetable and requirements for conversion to IFRS. • On August 28, 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016. In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process during the second quarter of 2008. Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS. Current status of the project is as follows: YAMANA GOLD 2008 ANNUAL REPORT 73

 RESOURCES • In addition to the designated project management position within the controller’s organization, the Company has earmarked resources at the corporate and São Paulo offices for the project. The Company will continue to invest in training and resources to ensure a timely and effective conversion. • The Company has retained the services of a major public accounting firm to provide technical and process management assistance. PROCESS • A diagnostic assessment of the key impact areas was completed and it is being followed by a detailed assessment of accounting and measurement differences between IFRS and the Company’s practices. The assessment has been carried out at the corporate and regional offices in Brazil and Chile. Further detailed work to quantify differences is planned to be undertaken at the other regional offices and minesites during 2009. • A high-level impact assessment of IFRS conversion on Company’s IT Systems and tax processes has also been performed; impact assessment in IT Systems, tax, business processes will continue, in terms of both breadth and depth. • Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the next phase of the project. An issues log has been established to identify and monitor resolution of issues. • In addition to the quarterly update, the project team has planned for and communicated to the Company’s Audit Committee the schedule of two IFRS training/orientation sessions during 2009. Training and communication plans have been developed to execute knowledge transfer during 2009, which is commensurate to the knowledge required by the staff members who are assigned to execute specific tasks of the conversion project. Communication for external stakeholders is planned for 2010. • The Company’s Internal Control Group has begun planning to access the project management process for adequacy in achieving the desired project results. • Appropriate communication channels have been established to periodically keep operating departments and staff members in the Controller’s organization informed of the project status. • The Company’s external auditor is kept aware of the progress and the issues identified. ACCOUNTING POLICIES • An initial assessment of exemptions available under IFRS 1 “First-time Adoption of IFRSs” has been completed. • The Company will make decisions on the allowable exemptions under IFRS 1 that it will invoke after careful consideration of sensitivities around financial and operational implications. 26. RECENT ACCOUNTING PRONOUNCEMENTS Recently issued Canadian and United States accounting pronouncements are outlined below. Canadian GAAP (a) In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064 “Goodwill and Intangible Assets” to replace Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. • Effective January 1, 2009, the Company adopted the new handbook Section 3064, which clarifies the recognition and measurement criteria of intangible assets and, in particular, for intangible assets that are generated internally. This Company expects the adoption of this Standard will not have a material effect on its consolidated financial position or results of operations. (b) In January 2009, the CICA issued Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” to replace Section 1581, and Section 1600. These Sections shall be applied prospectively to business combinations on or after the effective date of January 1, 2011 with earlier application permitted. • Effective January 1, 2011, the Company will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation on acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of this standard will not be material to the Company’s consolidated financial statements. (c) Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011 (the “Changeover Date”). • Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required. YAMANA GOLD 2008 ANNUAL REPORT 74

 United States GAAP (a) In December 2007, the FASB released FASB 141-R, Business Combinations and FASB 160, Non-controlling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. - FASB 141-R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is a business combination in the year ending December 31, 2009 for the Company. This statement will require more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be re-measured at fair value in each subsequent reporting period, an acquirer to expense acquisition-related costs and non-controlling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. The Company will assess the impact of this standard for business combinations occurring after January 1, 2009. - FASB 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which for the Company is the year ending December 31, 2009 and the interim periods within that fiscal year. The objective of this statement is to improve the relevance, comparability, and transparency of the financial information as it requires more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be re-measured at fair value in each subsequent reporting period, an acquirer to expense acquisition-related costs (e.g., deal fees to attorneys, accountants, investment bankers) and non controlling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. The Company is assessing the impact of the new standards. (b) In March 2008, FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. • This Statement requires enhanced disclosures about how and why a company uses derivative and hedging activities, how derivative instruments and related hedged items are accounted for under FAS 133 (including interpretations) and how these affect a company’s financial position, financial performance and cash flows which collectively improve the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard. (c) In May 2008, FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. • The Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. FASB 162 became effective 60 days following the Securities and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board (“PCAOB”) amendment to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The SEC granted approval of the PCAOB amendment in September 2008. Adoption of this Standard is not expected to result in a change in the Company’s current practice. (d) In late June 2008, FASB released EITF 07-5 Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock, which provides further guidance on the accounting treatment for certain equity instruments with elements of foreign currency risk. • The Company’s functional currency is the United States Dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars. The Company has determined that such warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity based on the evaluation of the warrant’s settlement provisions. As a result, these instruments will need to be treated as derivatives and recorded as liabilities that are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. EITF 07-5 is effective for interim and annual financial statements related to fiscal years beginning after December 15, 2008, and earlier adoption is not permitted. YAMANA GOLD 2008 ANNUAL REPORT 75

 27. DISCLOSURE CONTROLS AND PROCEDURES Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Business Conduct and Ethics, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee. As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the SEC and the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America for external purposes. The Company’s internal control over financial reporting includes: • maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company; • providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles; • providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and • providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that, as of December 31, 2008, the Company’s internal control over financial reporting is effective and no material weaknesses were identified. The Company has certified the above in its annual filings with both the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities. Deloitte and Touche LLP, the Company’s Independent Registered Chartered Accountants, have audited the consolidated financial statements of the Company for the year ended December 31, 2008, and have also issued a report on the internal controls over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). YAMANA GOLD 2008 ANNUAL REPORT 76

 CHANGES IN INTERNAL CONTROLS During the year ended December 31, 2008, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. LIMITATIONS OF CONTROLS AND PROCEDURES The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2008 and December 31, 2007 and results of operations for the period ended December 31, 2008, December 31, 2007 and December 31, 2006. This Management’s Discussion and Analysis has been prepared as of March 16, 2009. The audited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2008 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2008 and the most recent Annual Information Form for the year ended December 31, 2008 on file with the Securities Commissions of all of the provinces in Canada and the 2008 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified. YAMANA GOLD 2008 ANNUAL REPORT 77

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes. CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES This Management’s Discussion and Analysis uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2008 and other continuous disclosure documents filed by the Company since January 1, 2009 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein. YAMANA GOLD 2008 ANNUAL REPORT 78

 Yamana Gold Inc. Management’s Responsibility for Financial Reporting The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management on a going concern basis in accordance with accounting principles generally accepted in Canada. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements. Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte & Touche LLP have full and free access to the Audit Committee. Peter Marrone Charles B. Main Chairman and Senior Vice President, Finance and Chief Executive Officer Chief Financial Officer March 16, 2009 YAMANA GOLD 2008 ANNUAL REPORT 79

 Report of Independent Registered Chartered Accountants TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YAMANA GOLD INC. We have audited the accompanying consolidated balance sheets of Yamana Gold Inc. and subsidiaries (the “Company”) as at December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting. Independent Registered Chartered Accountants Vancouver, Canada March 16, 2009 COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated March 16, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements. Independent Registered Chartered Accountants Vancouver, Canada March 16, 2009 YAMANA GOLD 2008 ANNUAL REPORT 80

 TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF YAMANA GOLD INC. We have audited the internal control over financial reporting of Yamana Gold Inc. and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 16, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles. Independent Registered Chartered Accountants Vancouver, Canada March 16, 2009 YAMANA GOLD 2008 ANNUAL REPORT 81

82 YAMANA GOLD 2008 ANNUAL REPORT

Yamana Gold Inc.

Consolidated Balance Sheets

As at December 31 *(In thousands of United States Dollars)*

	2008	2007
Assets		
Current		
Cash and cash equivalents *(Note 5)*	$ 170,137	$ 284,894
Accounts receivable	26,995	81,774
Inventory *(Note 6)*	123,988	97,626
Other current assets *(Note 7)*	200,986	186,210
	522,106	650,504
Mineral interests *(Note 8)*	8,534,081	8,947,306
Investments *(Note 9)*	12,517	53,314
Other long-term assets *(Note 10)*	89,628	65,378
Future income tax assets *(Note 23(b))*	124,021	124,422
Goodwill *(Note 11)*	55,000	55,000
	$ 9,337,353	$ 9,895,924
Liabilities		
Current		
Accounts payable	$ 143,705	$ 136,355
Accrued liabilities	66,080	126,487
Income taxes payable	6,848	56,288
Current portion of derivative related liabilities *(Note 29(a))*	25,897	53,954
Current portion of credit facilities *(Note 12)*	83,749	83,245
Other current liabilities	34,516	16,305
	360,795	472,634
Credit facilities *(Note 12)*	472,215	539,179
Asset retirement obligations *(Note 13)*	90,010	63,444
Derivative related liabilities *(Note 29(a))*	10,823	27,933
Future income tax liabilities *(Note 23(b))*	1,714,146	2,696,387
Other long-term liabilities *(Note 14)*	132,445	142,716
	2,419,639	3,469,659
	2,780,434	3,942,293
Non-controlling interest *(Note 20)*	46,800	46,810
Shareholders' Equity		
Capital Stock *(Note 16)*		
Issued and outstanding 732,844,955 common shares (December 31, 2007 - 668,416,987 shares)	6,055,892	5,502,518
Share purchase warrants *(Note 18)*	44,109	270,805
Contributed surplus	26,587	77,393
Accumulated other comprehensive loss *(Note 17)*	(40,651)	(3,855)
Retained earnings	424,182	59,960
	6,510,119	5,906,821
	$ 9,337,353	$ 9,895,924

Contractual commitments and contingencies *(Notes 27 and 30)*
The accompanying notes are an integral part of the financial statements.

Approved by the Board

Peter Marrone
Director

Patrick Mars
Director

Yamana Gold Inc.

Consolidated Statements of Operations

For the Years Ended December 31 *(In thousands of United States Dollars except for shares and per share amounts)*

	2008	2007	2006
Revenues	$ 1,054,607	$ 747,091	$ 169,206
Cost of sales	(496,766)	(287,640)	(100,004)
Depreciation, amortization and depletion	(190,893)	(71,815)	(33,510)
Accretion of asset retirement obligations	(4,175)	(3,056)	(636)
Mine operating earnings	362,773	384,580	35,056
Expenses			
General and administrative	(70,643)	(69,251)	(65,449)
Exploration	(19,371)	–	–
Other operating expenses	(6,817)	2,872	–
Write-off of mineral interests *(Note 21)*	(58,993)	(1,821)	(3,675)
Operating earnings (loss)	206,949	316,380	(34,068)
Investment and other business (loss) income	(29,076)	11,503	3,142
Interest and financing expenses *(Note 22)*	(44,671)	(22,034)	(28,846)
Foreign exchange gain (loss)	131,541	(40,385)	343
Realized loss on derivatives *(Note 29(a))*	(10,036)	(17,082)	–
Unrealized gain (loss) on derivatives *(Note 29(a))*	173,985	(29,068)	(35,773)
Earnings (loss) before income taxes, equity earnings and non-controlling interest	428,692	219,314	(95,202)
Income tax (expense) recovery *(Note 23(a))*	(19,683)	(63,872)	25,039
Equity earnings from Minera Alumbrera *(Note 8)*	25,763	3,820	–
Non-controlling interest	–	(2,017)	–
Net earnings (loss)	$ 434,772	$ 157,245	$ (70,163)
Basic earnings (loss) per share	$ 0.63	$ 0.38	$ (0.25)
Diluted earnings (loss) per share	$ 0.62	$ 0.36	$ (0.25)
Basic weighted average number of shares outstanding *(Note 16(b))*	691,536	415,232	276,617
Diluted weighted average number of shares outstanding *(Note 16(b))*	701,685	431,917	276,617

The accompanying notes are an integral part of the financial statements.

83 YAMANA GOLD 2008 ANNUAL REPORT

84 YAMANA GOLD 2008 ANNUAL REPORT

Yamana Gold Inc.

Consolidated Statements of Shareholders' Equity

For the Years Ended December 31 *(In thousands of United States Dollars)*

		2008		2007		2006
Common shares						
Balance, beginning of year	$	5,502,518	$	1,619,850	$	310,409
Issued on exercise of stock options, share appreciation rights and warrants *(Note 16(a))*		449,933		99,091		82,594
Issued on business acquisitions *(Note 4)*		–		3,783,577		1,056,817
Public offering (net of issue costs) *(Note 16(a))*		103,441		–		170,030
	$	6,055,892	$	5,502,518	$	1,619,850
Shares to be issued						
Balance, beginning of year	$	–	$	42,492	$	–
To be issued on exercise of stock options, share appreciation rights and warrants		–		(3,009)		3,009
Issued on business acquisitions		–		(39,483)		39,483
	$	–	$	–	$	42,492
Share purchase warrants						
Balance, beginning of year	$	270,805	$	73,004	$	3,737
Exercise of warrants		(226,029)		(4,906)		(18,355)
Transfer of expired warrants		(667)		–		–
Warrants issued		–		–		13,111
Value of warrants acquired on business acquisition		–		202,707		74,511
	$	44,109	$	270,805	$	73,004
Contributed surplus						
Balance, beginning of year	$	77,393	$	61,578	$	4,676
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights		(17,722)		(36,789)		(35,655)
Transfer of expired warrants		667		–		–
Transfer of value of options on the exercise of options issued or outstanding through business acquisitions		(35,800)		52,167		54,041
Stock-based compensation		2,049		437		38,516
	$	26,587	$	77,393	$	61,578
Retained earnings (deficit)						
Balance, beginning of year	$	59,960	$	(80,334)	$	(3,848)
Opening adjustments *(Note 2)*		–		249		–
Net earnings (loss)		434,772		157,245		(70,163)
Dividends declared		(70,550)		(17,200)		(6,323)
Retained earnings (deficit), end of year		424,182		59,960		(80,334)
Accumulated other comprehensive loss *(Note 17)*		(40,651)		(3,855)		–
		383,531		56,105		(80,334)
Total shareholders' equity	$	6,510,119	$	5,906,821	$	1,716,590

Yamana Gold Inc.

Consolidated Statements of Comprehensive Income

For the years ended *(In thousands of United States Dollars)*

		2008		2007		2006
Net earnings (loss)	$	434,772	$	157,245	$	(70,163)
Other comprehensive (loss) income, net of taxes:						
Net change in unrealized (losses) gains on available-for-sale securities:						
Change in fair value		(29,842)		(7,296)		–
Reclassification of losses recorded in earnings		33,817		–		–
Net change in fair value of hedging instruments		(40,771)		6,951		–
Other comprehensive loss		(36,796)		(345)		–
Comprehensive income (loss)	$	397,976	$	156,900	$	(70,163)

The accompanying notes are an integral part of the financial statements.

Yamana Gold Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31 *(In thousands of United States Dollars)*

85 YAMANA GOLD 2008 ANNUAL REPORT

	2008	2007	2006
Operating Activities			
Net earnings (loss) for the year	$ 434,772	$ 157,245	$ (70,163)
Asset retirement obligations paid	(5,578)	(4,710)	(358)
Other	10,000	10,397	5,000
Items not involving cash:			
Depreciation, amortization and depletion	190,893	71,815	33,510
Stock-based compensation	4,493	726	41,099
Future income taxes *(Note 23(a))*	(45,928)	(15,478)	(31,077)
Accretion of asset retirement obligations *(Note 13)*	4,175	3,056	636
Unrealized foreign exchange (gain) loss	(124,129)	17,765	(343)
Unrealized (gain) loss on commodity contracts *(Note 29(a))*	(173,985)	29,068	35,773
Write-off of mineral interests *(Note 21)*	58,993	1,821	3,675
Write-offs and provisions against other assets	51,951	2,385	–
Mark-to-market on sales of concentrate	17,072	–	–
Financing charges	2,919	3,352	19,744
Other	(81)	2,657	2,675
	425,567	280,099	40,171
Net change in non-cash working capital *(Note 24(c))*	(96,892)	1,030	(43,386)
	328,675	281,129	(3,215)
Financing Activities			
Public offering (net of issue costs)	101,941	–	170,030
Issue of common shares upon exercise of options and warrants (net of issue costs)	170,382	37,912	51,179
Dividends paid	(69,930)	(17,200)	(2,883)
Proceeds of notes payable and long-term liabilities	30,000	654,174	–
Repayment of notes payable and long-term liabilities	(95,621)	(53,278)	(115,414)
Financing costs	(5,193)	(7,264)	(5,000)
	131,579	614,344	97,912
Investing Activities			
Expenditures on mineral properties	(240,496)	(131,926)	(64,829)
Acquisition of property, plant and equipment	(122,254)	(90,999)	(27,762)
Expenditures on assets under construction	(224,170)	(50,227)	(126,710)
Corporate acquisitions, net of cash acquired	–	(416,668)	66,815
Proceeds on disposition of mineral interests	33,192	–	–
Return of investment from Minera Alumbrera Ltd *(Note 8)*	8,222	15,555	–
Other assets	(14,209)	(15,582)	(26,543)
	(559,715)	(689,847)	(179,029)
Effect of foreign exchange on non-United States dollar denominated cash and cash equivalents	(15,296)	9,588	2,379
(Decrease) Increase in cash and cash equivalents	(114,757)	215,214	(81,953)
Cash and cash equivalents, beginning of year	284,894	69,680	151,633
Cash and cash equivalents, end of year	$ 170,137	$ 284,894	$ 69,680
Cash and cash equivalents are comprised of the following:			
Cash at bank	$ 138,435	$ 99,322	$ 55,243
Bank term deposits	31,702	101,757	14,437
Short-term money market securities	–	83,815	–
	$ 170,137	$ 284,894	$ 69,680

Supplementary cash flow information *(Note 24)*

The accompanying notes are an integral part of the financial statements.

 Yamana Gold Inc. Notes to the Consolidated Financial Statements For the Years Ended December 31, 2008, December 31, 2007 and December 31, 2006 (Tabular amounts in thousands of United States Dollars unless otherwise noted) 1. NATURE OF OPERATIONS Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian incorporated gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. Yamana has significant properties involved in gold production, gold development, exploration and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Central America. The Company is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. The Company’s net earnings and operating cash flows for the year result from operations in Brazil, Chile, Honduras and Argentina. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain production levels. Cash flow and profitability of operations are affected by various factors including levels of production, prices of consumables, interest rates, environmental costs, the level of exploration activity and other discretionary costs and activities. Profitability and operating cash flows are also affected by the market prices of gold, silver and copper and foreign currency exchange rates which can fluctuate widely. Yamana seeks to manage the risks associated with its business, however many factors affecting the above risks are beyond the Company’s control. 2. SIGNIFICANT ACCOUNTING POLICIES BASIS OF CONSOLIDATION AND PRESENTATION The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. Canadian GAAP differs in certain aspects from United States of America generally accepted accounting principles (“US GAAP”) as described in Note 31. The Company’s 40% interest in the Rossi joint venture (sold during the fourth quarter of 2008) and its 50% interest in Aguas Frias S.A., both acquired through its acquisition of Meridian Gold Inc. (Meridian), are accounted for using the proportionate consolidation method. The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company’s 56.7% interest in Agua De La Falda (“ADLF”), which is a variable interest entity, is consolidated and the non-controlling interest of the Company’s partner is recorded (Note 20). All inter-company accounts are eliminated on consolidation. Investments in shares of investee companies in which the Company’s ownership and rights arising therefrom provide the Company with the ability to exercise significant influence are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd., which owns the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Cash distributions received are credited to the equity investment. CASH AND CASH EQUIVALENTS Cash and cash equivalents consist of cash on hand, cash on deposit with banks and highly liquid short-term investments with terms of less than 90 days. YAMANA GOLD 2008 ANNUAL REPORT 86

 INVENTORIES AND STOCKPILED ORE Inventory consisting of metal-in-circuit ore, gold in process and product inventories is valued at the lower of the weighted average cost of production and net realizable value. Net realizable value is calculated as the difference between the estimated future metal price based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form. Inventories of material and supplies expected to be used in production are valued at the lower of cost and net replacement value. Write-downs of inventory resulting from net realizable and/or net replacement impairments are reported as a component of current period costs. Metal in circuit is comprised of ore in stock piles and ore on heap leach pads. Ore in stock piles is comprised of ore extracted from the mine and available for further processing. Costs are added to ore in stock piles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad. Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded. Gold in process represents materials that are currently in the process of being converted to a saleable product. FINANCIAL INSTRUMENTS Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument. All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interest and other business income. Loans and receivables, and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets, designated based on the criteria that management does not hold these for the purposes of trading, are presented as investments and measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”) unless their impairment is determined to be other than temporary. DERIVATIVES Derivative instruments are recorded at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges. For cash flow hedges that qualify under the hedging requirements of Section 3865, the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is included in operations as an unrealized gain (loss) on commodity and currency contracts in the Statement of Operations. Commodity derivatives The Company may enter into commodity contracts including forward contracts and derivatives to manage exposure to fluctuations in metal prices such as copper, zinc and silver. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed ounces of the corresponding forward, derivative assets/liabilities are presented net of amounts to counter-party. Some of the derivative transactions are effective in achieving the Company’s risk management goals, however, they do not meet the hedging requirements of CICA Section 3865 - “Hedges”, therefore, the changes in fair value are recorded in earnings. The Company has entered into non-hedge derivatives that include forward and option contracts intended to manage the risk of declining copper prices. The Company currently does not hedge any of its gold sales. Currency Derivatives The Company, from time to time, may enter into currency forward contracts to manage the foreign exchange exposure of the expenditures associated with the international operations. YAMANA GOLD 2008 ANNUAL REPORT 87

 The Company has two currency forward contracts to hedge the operational foreign exchange exposure in mines in Brazil. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in other comprehensive income. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as cost of sales to offset the foreign exchange recorded by the mines. Interest Rate Derivatives The Company, from time to time, may enter into interest rate swap contracts to manage its exposure to fluctuations in interest rates. Currently, the Company has an interest rate swap contract to hedge its variable rate long-term debt. The interest rate swap fixes the long-term debt rate at 4.50% plus the applicable margin. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in other comprehensive income. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as interest expense. The transition adjustments attributable to the re-measurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges, were recognized in the opening deficit as at January 1, 2007. The opening adjustment for the re-measurement of available-for-sale securities at fair value was recognized in opening Accumulated Other Comprehensive Loss (“AOCL”) as at that date. The Company has recorded the following transition adjustments in the Consolidated Financial Statements: (i) An adjustment to deficit to reflect the fair value adjustment of warrants held and the write-off of certain deferred costs previously capitalized on the balance sheet in the amount of $0.2 million. (ii) An adjustment to AOCL to reflect the impact of change to fair value of available-for-sale securities in the amount of $3.5 million. TRANSACTION AND FINANCING COSTS Transaction costs and financing costs are incremental costs that are directly attributable to the acquisition of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are included with the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method. PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are initially recorded at cost and amortization is recorded on a straight-line basis over the estimated useful lives of the assets. Useful lives of property, plant and equipment currently range from one to fifteen years, but do not exceed the related estimated mine life based on proven and probable reserves and the portion of resources that management expects to become reserves in the future. Amortization Method Useful Life Building Straight Line 1 to 15 years Machinery and equipment Straight Line 1 to 7 years Vehicles Straight Line 1 to 5 years Furniture and office equipment Straight Line 1 to 10 years Computer equipment and software Straight Line 1 to 5 years Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful lives of the assets. Repairs and maintenance expenditures are expensed as incurred. The Company reviews the carrying value of its property, plant and equipment on a regular basis and where the carrying value is estimated to exceed the estimated undiscounted future net cash flows, a provision for impairment is recorded based on discounted estimated future cash flows. ASSETS UNDER CONSTRUCTION Assets under construction consist of expenditures for the construction of future mines and include preproduction revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point at which time a mine is producing at a sustainable commercial level, after which production costs are no longer capitalized and are reported as operating costs. Financing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use. Capitalized interest costs are amortized on the same basis as the corresponding qualifying asset with which they are associated. YAMANA GOLD 2008 ANNUAL REPORT 88

 MINERAL PROPERTIES AND EXPLORATION COSTS Acquisition costs of mineral properties, direct exploration and development expenditures, and pre-stripping costs are capitalized. Costs incurred for general exploration that is not project specific or does not result in the acquisition of mineral properties are charged to operations. Costs relating to properties abandoned are written off when such a decision is made. In open pit mining operations, it is necessary to remove overburden and other waste in order to access the orebody. During the pre-production and also in the production period, these costs are deferred as part of the mine property classified into mineral properties, if the costs relate to anticipated future benefits. These capitalized costs are amortized on a unit-of-production basis. Regular waste removal that does not give rise to future benefits is expensed as incurred. Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. The Company reviews the carrying value of each property on an ongoing basis. This review generally is made by reference to the timing of exploration and/or development work, work programs proposed and the exploration results achieved. Where it is determined that there is an excess of carrying value over the estimated undiscounted future net cash flows the difference between carrying value and fair value is charged to operations in the period in which such impairment is determined. Estimated undiscounted future net cash flows are calculated using estimates for metal prices, reserves, operating costs, capital costs and reclamation and closure costs for each respective property. ASSET RETIREMENT OBLIGATIONS AND CLOSURE COSTS Asset retirement obligations are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset. Reclamation obligations on the Company’s mineral properties are recorded as asset retirement obligations. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and measured at fair value. Fair value is determined based on the net present value of estimated future cash expenditures that may occur upon reclamation and closure. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Reclamation and closure costs are capitalized as part of the carrying amount of the associated long-lived asset and amortized over the life of the mine on a unit-of-production basis. INCOME TAXES The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not. REVENUE RECOGNITION Revenue from the sale of gold or other metals is recognized when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are finally settled. Sales revenue is recognized at the fair value of consideration received. Revenue includes treatment and refining charges if payment of these amounts can be enforced at the time of sale. Gold and silver revenue is recorded at the time of physical delivery and transfer of title. Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices. Incidental revenues from the sale of by-products (zinc) are classified with cost of sales. Concentrate revenue for independent smelters are set at a specified future date after shipment based on market prices. Revenues are recorded at the time the rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. The provisional sales quantities are adjusted for changes in metal quantities upon receipt of new information and assay results. EARNINGS PER SHARE Earnings per share are based on the weighted average number of common shares of the Company that were outstanding throughout each year. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year. YAMANA GOLD 2008 ANNUAL REPORT 89

 SHARE ISSUE COSTS Costs incurred in connection with the issuance of capital stock are netted against the proceeds received. STOCK-BASED COMPENSATION The Company has a stock option plan that is described in Note 19. The Company accounts for all stock-based payments to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the stock option vesting period. The Company’s stock option plan includes a stock appreciation feature. If and when the stock options are ultimately exercised, the applicable amount of additional paid-in capital in contributed surplus is transferred to share capital. EMPLOYEE FUTURE BENEFITS The Company has defined benefit pension plans for certain North American employees. The cost of the accrued benefit obligations for pensions and other post-retirement benefits earned by employees is determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages and expected health care costs. For the purpose of calculating expected return on plan assets, those assets are valued at fair value. The Company accrues payroll costs for employees in jurisdictions whose governments require the payment of defined wages at the termination of their employment. MEASUREMENT UNCERTAINTIES The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates. Significant estimates used in the preparation of these financial statements include, but are not limited to, the recoverability of receivables and investments, the quantities of material on heap leach pads and in circuit, the proven and probable reserves, resources and exploration potential and the related depletion and valuation of goodwill, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the valuation of asset-backed commercial paper and auction-rate securities, the provision for taxes and recognition of deferred income tax assets and liabilities, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. NON-CONTROLLING INTERESTS Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and VIEs and represent the outside interest’s share of the carrying values of the subsidiaries and VIEs. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity. FOREIGN CURRENCY TRANSLATION The Company considers its foreign operations to be integrated operations with the functional currency being the United States Dollar. As such, monetary assets and liabilities of the Company’s operations denominated in a currency other than the United States Dollar are translated into United States Dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of depletion, depreciation and amortization which is translated at historical exchange rates. Exchange gains and losses from translation are included in earnings. BUSINESS ACQUISITIONS Business acquisitions are accounted for using the purchase method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at their fair values as at the date of acquisition. The Company reviews information and performs further analysis with respect to each of the acquired assets, prior to finalizing the allocation of the purchase price, if information is still awaited, within a twelve month period from the date of the business acquisition. Reporting during this period is based on management’s best estimates and taking into consideration all available information at the time of reporting thereof. YAMANA GOLD 2008 ANNUAL REPORT 90

 GOODWILL Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized. The Company tests for impairment of goodwill at least on an annual basis during the fourth quarter or upon the occurrence of a triggering event or circumstance that indicates impairment. At such time, the Company evaluates whether the carrying amount of a reporting unit’s goodwill may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. 3. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES On January 1, 2008, the Company adopted, in accordance with the respective transitional provisions, the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 1400, “General Standards of Financial Statement Presentation”; Section 1535, “Capital Disclosures”; Section 3031, “Inventories”; Section 3862, “Financial Instruments - Disclosures”; and Section 3863, “Financial Instruments - Presentation”. (i) General Standards of Financial Statement Presentation Section 1400, “General Standards of Financial Statement Presentation” has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern taking into account information about the future which is at least twelve months from the balance sheet date. Management shall make an assessment of an entity’s ability to continue as a going concern taking into account information about the future, which is at least twelve months from the balance sheet date. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern. (ii) Capital Disclosures Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 28. (iii) Inventories The new Section 3031 on inventories establishes standards for the measurement and disclosure of inventories. The Standard provides guidance on the determination of cost including the allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory. Reversal of previous write-downs is required when there is a subsequent increase in the value of inventories. The amount of inventories recognized as an expense during the period shall be disclosed. Except for the new guidance on reversal of write-downs, the Company’s previous practice for valuing inventory is substantially in accordance with the new standard. The adoption of Section 3031 did not have a material impact on the Company’s consolidated financial statements (Note 6). (iv) Financial Instruments - Disclosure and Presentation Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments - Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new disclosures pursuant to these new Handbook Sections are included in Note 29. YAMANA GOLD 2008 ANNUAL REPORT 91

 FUTURE ACCOUNTING CHANGES (i) In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets” to replace Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs” which are effective for years beginning on or after October 1, 2008. The section clarifies the recognition and measurement criteria of intangible assets and, in particular, for intangible assets that are generated internally. The impact of implementation of this standard will not have a material impact on the Company’s consolidated financial statements. (ii) In January 2009, the CICA issued Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the effective date of January 1, 2011 with earlier application permitted. Effective January 1, 2011, the Company will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of these standards will not have a material impact on the Company’s consolidated financial statements. (iii) Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011 (“Changeover Date”). Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required. In order to meet the requirement to transition to IFRS, the Company has established a company-wide project and formed an executive steering committee to provide sponsorship and exercise oversight of the IFRS conversion process. The Company is following a transition plan comprised of three phases: diagnostic assessment, design and implementation. The diagnostic assessment phase was completed in November 2008 and the project is on schedule and has entered the early stages of the design phase of the project plan. Due to anticipated changes to IFRS prior to the Changeover Date, the Company is not currently in a position to determine the impact on its financial results. 4. BUSINESS ACQUISITIONS ACQUISITION OF MERIDIAN GOLD INC. During 2007, the Company acquired all the outstanding common shares of Meridian which held two operating mines in Chile: El Peñón and Minera Florida, a 40% interest in the Rossi property in Nevada and other exploration and development projects in Mexico, Argentina and the U.S. The Company offered to exchange 2.235 common shares of Yamana and $6.99 (Cdn$7.00) cash for each common share of Meridian. Based on a volume adjusted share price of $12.355 (Cdn$12.37) determined with reference to the share price of Yamana common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement, the purchase price equated to a total consideration of $34.60 (Cdn$34.64) per share. On October 12, 2007, the Company completed the acquisition of 76.4% of the outstanding shares of Meridian and subsequently completed follow-up offers on the same terms to acquire 100% of the Meridian shares. The purchase price of the transaction totaled $3.6 billion, comprised of approximately 226.4 million Yamana common shares, cash of $726.1 million, transaction costs of $28.6 million, and issued options acquired from Meridian. The Company exchanged all outstanding options of Meridian (“Meridian options”) for options of the Company at an exchange ratio of 2.809 and at a price equivalent to the original price divided by 2.809. The exchange ratio was calculated as the sum of 2.235 and the $6.99 (Cdn$7.00) cash component divided by the average closing price for the five days ending October 12, 2007. On October 12, 2007, 774,439 Meridian options were outstanding and were exchanged for 2,175,262 options of Yamana with a fair value of $17.4 million. The business combination was accounted for as a purchase transaction with the Company as the acquirer of Meridian. The results of operations of Meridian have been consolidated from October 13, 2007. During 2008, the Company finalized the purchase price allocation based on a detailed valuation of the Meridian assets and in doing so relied in part upon a report from a third party expert. The purchase price was calculated as follows: Issued 226,416,943 Yamana common shares to acquire 100% of Meridian $ 2,797,422 Fair value of options acquired 17,448 Cash consideration 726,099 Transaction costs 28,593 Purchase consideration $ 3,569,562 YAMANA GOLD 2008 ANNUAL REPORT 92

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YAMANA GOLD 2008 ANNUAL REPORT

The fair value of Yamana options was estimated at $17.4 million using the Black-Scholes option pricing model. The fair value was determined based on an option pricing model using the following assumptions:

Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate (U.S. / CDN options)	3.06% / 4.25%
Expected life	0.1-3 years
Forfeitures	nil

The purchase price allocation is as follows:

Net working capital acquired (including cash of $157.4 million)		$ 92,942
Restricted cash acquired		13,844
Mineral property, plant and equipment		
Producing	1,404,432	
Non-producing	3,197,461	4,601,893
Other long-term assets		52,742
Long-term liabilities		(156,168)
Future income tax liability		(988,891)
Non-controlling interest *(Note 20)*		(46,800)
Net identifiable assets		**$ 3,569,562**

On October 31, 2008, the Company sold its interest in the Rossi property to Barrick Gold (who now operates and owns 100%) for total gross cash proceeds of $29.2 million and a gain of $2.3 million.

ACQUISITION OF NORTHERN ORION RESOURCES INC.

During 2007, the Company entered into a business combination arrangement to acquire all the outstanding common shares of Northern Orion which owns a development project in Argentina and a 12.5% interest in Minera Alumbrera Ltd. Under the transaction, the shareholders of Northern Orion received 0.543 of a Yamana common share for each Northern Orion common share outstanding and $0.001 in cash for each Northern Orion common share. As at October 13, 2007, there were 154,103,861 common shares of Northern Orion outstanding. The volume adjusted share price of Yamana common shares for the period of two days prior to the day of the announcement, the day of the announcement, and the two days after the date of the announcement was $11.38 (Cdn$12.19).

On October 13, 2007, the Company completed the acquisition of 100% of the outstanding shares of Northern Orion and has consolidated the results of operations from that date. The business combination was accounted for as a purchase transaction, with the Company as the acquirer of Northern Orion. The Company also exchanged all outstanding employee options of Northern Orion for similar securities of Yamana at an exchange ratio of 0.543 and at a price equivalent to the original price divided by 0.543. All outstanding non-employee options and share purchase warrants of Northern Orion were exchanged for similar securities of Yamana at an exchange ratio of 0.543 and a price equivalent to the original price divided by 0.543, and $0.001 in cash for each non-employee option and share purchase warrant.

During 2008, the Company finalized the purchase price allocation based on a full and detailed valuation of the Northern Orion assets and in doing so relied in part upon a report from a third party expert.

The purchase price was calculated as follows:

Issued 83,678,397 Yamana common shares to acquire 100% of Northern Orion	$ 951,885
Fair value of options and warrants acquired	237,426
Cash consideration	221
Transaction costs	7,842
Purchase consideration	**$ 1,197,374**

The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $202.7 million. The fair value of the stock options issued has been estimated using a Black-Scholes option pricing model at $34.7 million. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate	4.66%
Expected life	0.1-3 years
Forfeitures	nil

 The purchase price allocation is as follows: Net working capital acquired (including cash of $228.1 million) $ 230,473 Property, plant and equipment, net 3,376 Mineral properties and other assets 1,115,343 Equity investment in Minera Alumbrera Ltd. 272,200 Other assets 12,290 Long-term liabilities (16,372) Future income tax liability (419,936) Net identifiable assets $ 1,197,374 ACQUISITION OF VICEROY EXPLORATION LTD. In 2006, the Company acquired all of the outstanding common shares of Viceroy Exploration Ltd. (“Viceroy”), an exploration-stage company. The Company issued Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share. The Company exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of the Company at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share. Total consideration paid was approximately $550 million comprised of approximately 52.5 million common shares, transaction costs and issued options and share purchase warrants acquired from Viceroy. The Company has consolidated the results of operations from October 13, 2006. On January 2, 2007, an additional 4 million shares were issued on the completion of the compulsory acquisition. The purchase price was determined using the weighted average share price of approximately $9.70 per share for Yamana stock for the period commencing two days prior to the announcement date and ending two days after the announcement date. The purchase price was calculated as follows: Issued 52,542,397 Yamana common shares to acquire 100% of Viceroy $ 509,841 Transaction costs 4,924 Fair value of options and warrants issued 35,230 Purchase consideration $ 549,995 The fair value of the Yamana warrants and stock options issued has been valued using a Black-Scholes pricing model at $12.2 million and $23 million, respectively. These values were determined based on an option pricing model using the following assumptions: Dividend yield 0% Expected volatility 41% Risk-free interest rate 4.12% Expected life 1-3 years Forfeitures nil The purchase price was allocated as follows: Net working capital (including cash and cash equivalents of $58.5 million) $ 53,881 Property, plant and equipment 4,295 Mineral properties 750,448 Other assets 2,794 Future income taxes (261,423) Net identifiable assets $ 549,995 ACQUISITION OF DESERT SUN MINING CORP. On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp. (“DSM”) which owned the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. Total consideration was approximately $632 million comprised of approximately 63.9 million common shares, transaction costs and issued options and share purchase warrants. The Company exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 of a Yamana common share for 1 DSM common share. The value of shares issued to complete the transaction was determined using the weighted average share price of approximately $8.39 per share for Yamana stock for the period commencing two days prior to the announcement date and ending two days after the announcement date. The Company has consolidated the results of operations from the Jacobina Mine from the date of acquisition. YAMANA GOLD 2008 ANNUAL REPORT 94

 The purchase price was calculated as follows: Issued 63,746,381 Yamana common shares to acquire 100% of DSM $ 534,852 Shares issued for employee severance (174,068 common shares) 1,361 Transaction costs 3,094 Fair value of options and warrants issued 92,658 Purchase Consideration $ 631,965 The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $61.9 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $30.8 million. These values were determined based on an option pricing model using the following assumptions: Dividend yield 0% Expected volatility 35% Risk-free interest rate 3.92% Expected life 1-3 years Forfeitures nil The purchase price was allocated as follows: Net working capital acquired (including cash of $18.1 million) $ 26,944 Property, plant and equipment 37,792 Mineral properties and other assets 665,867 Other assets 3,548 Silicosis liability (17,154) Other long-term liabilities (6,954) Future income taxes (133,078) Net identifiable assets 576,965 Excess of purchase price allocated to goodwill 55,000 $ 631,965 ACQUISITION OF RNC GOLD INC. On February 28, 2006, the Company completed the acquisition of RNC Gold Inc. (“RNC”) and 100% of the San Andrés Gold Mine in Honduras. The purchase price of this transaction totaled $53.0 million, comprised of approximately 5.8 million Yamana common shares, $22.3 million in cash and other transaction costs. The value of shares issued to complete the acquisition was determined using the weighted average share price of approximately $5.22 per share for Yamana stock for the period commencing two days prior to the announcement date of the transaction and ending two days after the announcement date. The Company has consolidated the results of operations from the San Andrés Gold Mine from the date of acquisition. The purchase price was calculated as follows: Issued 4,910,283 Yamana common shares to acquire 100% of RNC $ 25,494 Cash consideration to acquire 75% of Minerales de Occidente S.A. (San Andrés Gold Mine) 18,903 Common shares issued to acquire RNC (Honduras) Limited (872,093 common shares) 4,528 Transaction costs 3,409 Fair value of options and warrants issued 664 Purchase consideration $ 52,998 The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $0.4 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $0.3 million. These values were determined based on an option pricing model using the following assumptions: Dividend yield 0% Expected volatility 40% Risk-free interest rate 3.81% Expected life 1-3 years Forfeitu YAMANA GOLD 2008 ANNUAL REPORT 95

96 YAMANA GOLD 2008 ANNUAL REPORT

The purchase price was allocated as follows:

Net working capital acquired	$ 1,504
Property, plant and equipment	13,528
Mineral properties and other assets	50,501
Loan payable	(1,427)
Asset retirement obligation	(2,894)
Future income taxes	(7,389)
Long-term liabilities	(825)
Net identifiable assets	**$ 52,998**

This transaction resulted in the Company acquiring the San Andrés Gold Mine and the La Libertad Mine along with a 60% interest in the Cerro Quema development stage property.

The Company had previously advanced $18.9 million in the form of a purchase loan on December 16, 2005 to RNC Gold Inc. to acquire 75% of the outstanding shares of Minerales de Occidente S.A. On February 28, 2006, RNC Gold Inc. exercised its option to acquire all of the outstanding shares of RNC (Honduras) Limited, a Belize corporation, which was the indirect owner of the remaining 25% interest in the San Andrés Gold Mine.

On July 6, 2006, the Company sold the La Libertad gold mine and its interest in the Cerro Quema development-stage property to Central Sun Mining Corp. Total consideration for the disposition was 32 million Central Sun common shares. The Company recognized a loss on the sale of these assets of $2.2 million.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2008 included $nil in short-term money market securities (December 31, 2007 - $83.8 million; weighted average yield of 4.55% maturing up to February 7, 2008).

6. INVENTORY

	2008	2007
Metal in circuit and gold in process	$ 5,369	$ 3,863
Ore stockpiles	36,446	29,869
Product inventories	22,384	16,189
Material and supplies	59,789	47,705
	$ 123,988	$ 97,626

The amount of inventories recognized as an expense during the year is $496.8 million (2007 - $287.6 million; 2006 - $100.0 million) included in cost of sales. Total inventory impairment for the year is $13.5 million.

7. OTHER CURRENT ASSETS

	2008	2007
Restricted cash *(i)*	$ 13,868	$ 14,236
Short-term investments *(ii)*	–	43,746
Advances and deposits	56,503	75,626
Income taxes recoverable	14,358	23,347
Current portion of derivative related assets *(Note 29(a))*	82,677	10,560
Future income tax assets *(Note 23)*	24,460	8,322
Other current assets	9,120	10,373
	$ 200,986	$ 186,210

(i) At December 31, 2008, the Company had restricted cash of $13.9 million (December 31, 2007 - $14.2 million). Restricted cash held in the United States represents funds on deposit that have been pledged as backing for letters of credit subject to annual renewal issued for reclamation bonding and relate to the Beartrack and Royal Mountain King mines in reclamation, acquired from Meridian.

(ii) At December 31, 2008, the Company had short-term money market securities of $nil (December 31, 2007 - $43.7 million; weighted average yield of 5.51% with effective maturity dates up to August 7, 2008).

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YAMANA GOLD 2008 ANNUAL REPORT

8. MINERAL INTERESTS

	2008			2007		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Total property, plant and equipment *(i)*	$ 729,237	$ 142,808	$ 586,429	$ 542,276	$ 55,607	$ 486,669
Mineral Properties:						
Depletable producing properties	2,380,758	195,103	2,185,655	1,959,635	61,396	1,898,239
Non-depletable development and exploration properties	5,175,016	–	5,175,016	6,239,114	–	6,239,114
Total mineral properties *(ii)*	$ 7,555,774	$ 195,103	$ 7,360,671	$ 8,198,749	$ 61,396	$ 8,137,353
Assets under construction:						
Gualcamayo, Argentina	276,196	–	276,196	66,075	–	66,075
São Vicente, Brazil	76,585	–	76,585	16,587	–	16,587
Total assets under construction *(iii)*	$ 352,781	$ –	$ 352,781	$ 82,662	$ –	$ 82,662
Equity investment in Minera Alumbrera Ltd. *(iv)*			$ 234,200			$ 240,622
Total Mineral Interests	$ 8,637,792	$ 337,911	$ 8,534,081	$ 8,823,687	$ 117,003	$ 8,947,306

(i) Amortization expense related to property, plant and equipment for the year ended December 31, 2008 was $87.2 million (December 31, 2007 - $31.9 million; December 31, 2006 - $15.9 million). Included in property, plant and equipment is $35.9 million of land properties which are not subject to depreciation (December 31, 2007 - $29.3 million).

(ii) During the year ended December 31, 2008, the Company recorded an impairment charge against mineral property of $58.5 million in respect to its São Francisco Mine *(Note 21)* (December 31, 2007 - $1.8 million; in respect to its Fazenda Nova Mine).

(iii) During the year ended December 31, 2008, the Company capitalized $13.8 million of interest costs for assets under construction (December 31, 2007 - $nil).

(iv) The Company acquired a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. ("Alumbrera") through its acquisition of Northern Orion. Based on the Company's ability to exercise significant influence, the investment has been accounted for using the equity method. Earnings of Alumbrera have been included in the earnings of the Company from October 13, 2007, the date of acquisition.

	2008	2007
Balance, beginning of the year	$ 240,622	$ –
Acquisition of investment	–	256,177
Equity in earnings	25,763	3,820
Cash distributions	(33,985)	(19,375)
Adjustment relating to the purchase price on acquisition	1,800	–
Balance, end of year	$ 234,200	$ 240,622

The equity investment in Alumbrera includes $142.7 million (December 31, 2007 - $154.2 million) representing the unamortized excess of the purchase price over the underlying net book value of the investee's assets as at December 31, 2008. The excess is attributable to the value of mineral properties within the investee based on estimated fair values and is being amortized over the life of the mine.

98 YAMANA GOLD 2008 ANNUAL REPORT

9. INVESTMENTS

	2008	2007
Available-for-sale securities (a)	$ 3,356	$ 23,201
Long-term investments (b)	9,161	30,113
	$ 12,517	$ 53,314

(a) Available-for-sale securities

			2008		2007	
Available-for-sale Investments	% of Ownership *(i)*	Cost	Fair Value	Cumulative Gains (Losses) in OCI	Fair Value	Cumulative Gains (Losses) in OCI
Central Sun Mining	13.3%	$ 4,646	$ 1,876	$ (2,770)	$ 9,413	$ (17,956)
Others	–	5,541	1,480	$ (4,061)	13,788	$ 5,117
		$ 10,187	$ 3,356	$ (6,831)	$ 23,201	$ (12,839)
Future tax recovery in OCI				–		2,033
After tax OCI amount				$ (6,831)		$ (10,806)

(i) % ownership on an undiluted basis.

Available-for-sale securities are reviewed quarterly for possible other-than-temporary impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the facts and circumstances of each individual investment including the severity of loss, the financial position and near term prospects of the investment, the length of time the fair value has been below cost, management's intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value and management's market view and outlook.

During the year ended December 31, 2008, the Company's investment in Central Sun Mining, with an original cost of $27.4 million and the investment in Hidefield Gold Inc. with an original cost of $2.7 million had market values below their respective carrying values. Management concluded that the certain unrealized losses in these securities were other-than-temporary and recognized permanent impairments on the investments in Central Sun and Hidefield Gold Inc. for a loss of $22.8 million recorded during the quarter ended September 30, 2008 and $2.5 million recorded during the last quarter of 2008 respectively. These are included in the investment and other business (loss) income line of the Consolidated Statement of Operation for the year ended December 31, 2008. Management concluded that the remaining unrealized losses in these securities of $6.8 million are temporary based on its analysis of their financial position, review of recent public disclosures and share price trends subsequent to the period end.

(b) Long-term investments

As at December 31, 2008, long-term investments included third-party sponsored asset backed commercial paper ("ABCP"), Agency Bonds, Corporate Bonds and Auction Rate Securities ("ARS"). Long-term investments were acquired by the Company through its acquisitions of Meridian and Northern Orion.

As at December 31, 2008, the Company had the following long-term investments outstanding:

	2008			2007		
Security	Fair Value	Par Value	Maturity	Fair Value	Par Value	Maturity
Third-party sponsored ABCP *(i)*	$ 6,111	$ 12,222	2007	$ 7,538	$ 15,076	2007
ARS *(ii)*	3,050	30,100	2007	15,550	30,100	2008
Corporate and Agency Bonds *(iii)*	–	–	–	7,025	7,000	2009-2011
	$ 9,161	$ 42,322		$ 30,113	$ 52,176	

(i) Third-party sponsored Asset-backed commercial paper ("ABCP")

The Company holds Cdn$15 million face value in Symphony Trust Series A notes, which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets (the "ABCP investment"). The ABCP investment was acquired through the Company's acquisition of Northern Orion in October 2007 and was recorded at its estimated fair value as of the acquisition date. The ABCP investment matured on August 24, 2007, however, due to the liquidity issues in the ABCP market, there was no settlement on the maturity date. Through the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper, a process is underway to exchange the defaulted short-term notes for longer terms notes along with the creation of a liquid trading market. However, the ultimate trading values and recoveries of the ABCP investment are uncertain as at December 31, 2008.

 The Company has estimated the fair value of the ABCP investment considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The Company performed a discounted cash flow valuation on the ABCP based on the forecasted ultimate recovery of the ABCP investment to determine carrying value. The Company’s valuation of the ABCP investment assumed that the repayment, discounted at a risk-free rate plus a 10% credit spread, would occur in 8 years and interest would be accrued over this period. As a result of this valuation, in determining the fair value for the purchase price allocation at the date of acquisition, the Company recorded a write-down of approximately 50% of the principal amount of the ABCP investment. Subsequent valuations since December 31, 2007, have not resulted in any additional write-down of the ABCP investment in the current year. The Company has classified the ABCP investment as a long-term investment since the end of 2007. Developments subsequent to the reporting period Through a series of actions during 2007 and 2008, an agreement (“the Montreal Accord”) was reached regarding the comprehensive restructuring of the ABCP covered by the Montreal Accord. The Company’s Symphony Trust notes were part of this restructuring. This restructuring was completed in January 2009 resulting in the creation of several new special purpose investments that were distributed to affected ABCP holders in lieu of the ABCP that was held. Based on the underlying assets of the Symphony Trust, the Company received new Master Asset Vehicle II notes (“MAV II Notes”) as a replacement for the old Symphony Trust notes. As part of the restructuring, $0.4 million in interest was paid on the Company’s notes in January 2009. For the Symphony Series Trust Series A Notes, the Company received new MAV II Notes, which consist of Class A-1 and A-2 Notes for a total value of Cdn$13.4 million, and Class B and Class C Notes for a total of Cdn$1.5 million. On January 21, 2009, Dominion Bond Rating Service (“DBRS”) finalized the ratings of “A” to both the Class A-1 and Class A-2 Notes. The Class B and Class C Notes have not yet been rated by DBRS. The MAV II trust indenture provides that payment of all or a portion of the interest owing to holders of the Class A-1 Notes may be deferred, but in any event no later than January 22, 2019, at which time all interest then accrued and unpaid on the Class A-1 Notes shall be paid. The valuation of the MAV II Notes has assumed that interest is accrued and paid on the expected repayment date of January 22, 2017, as outlined in the MAV II trust indenture. The restructuring of the notes, which also included the establishment of new bank and government liquidity lines and credit ratings for the new master asset vehicles, is a positive development for the Company’s investments (now MAV II Notes). With the restructuring, there is a greater likelihood that a secondary trading market will develop for these securities. (ii) Auction-Rate Securities (ARS) The Company holds $30.1 million face value in ARS with various legal maturity dates to 2052 (the “ARS investments”). These ARS investments can be classified as part of the “Derivative Product Companies” and “Regulation XXX” investment industries. The ARS investments were acquired through the Company’s acquisition of Meridian Gold in October 2007 and recorded at estimated fair value on the acquisition date resulting in an impairment of par value as of that date of 50% of the carrying value. Although there are prospects for the restructuring of the underlying securities or the creation of secondary trading markets for the securities, the ultimate trading values and recoveries of the ARS investments are highly uncertain. Due to the absence of a tradable and properly functioning market for auction rate securities, the Company has not been able to liquidate its ARS investments and thus realize any value on its ARS investments. Although the Company continues to receive interest payments, the ARS investments are not currently trading and therefore do not have a readily transparent market value. The Company performed a discounted cash flow valuation on the ARS based on the forecasted ultimate recovery of the ARS investment to determine carrying value. Unlike the Canadian ABCP restructuring, there has been no similar development for the ARS market in the United States. Furthermore, the ARS market has deteriorated further. Specific to the Company’s ARS, there have been several credit downgrades for the securities and one issue had an event of default. The Company’s valuation of the ARS investments assumed that repayment, discounted at a risk-free rate plus a 20% credit spread, would occur in 20 years. The Company also assumed that the ARS investments continue to stay current on their interest payments. As a result of this valuation, the Company recorded an impairment of approximately 90% of the principal amount for a total write-down of $27.1 million, $12 million of which was recorded in December 2008 in investment and other business loss. The Company continues to monitor developments in the market for ARS instruments. (iii) Corporate and Agency Bonds In the first quarter of 2008, the Company wrote-down the corporate and agency bonds to their market value of $4.0 million. These were subsequently sold in the second quarter of 2008 for cash proceeds of $4.4 million. YAMANA GOLD 2008 ANNUAL REPORT 99

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YAMANA GOLD 2008 ANNUAL REPORT

10. OTHER LONG-TERM ASSETS

	2008	2007
Derivative related assets *(Note 29(a))*	$ 6,171	$ 7,654
Long-term tax credits *(i)*	75,683	47,597
Pension related assets *(Note 15)*	–	1,392
Other	7,774	8,735
	$ 89,628	$ 65,378

(i) Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

11. GOODWILL

Goodwill represents the excess of the purchase cost over the fair value of net assets acquired on a business acquisition. The Company's total goodwill of $55.0 million as at December 31, 2008 relates to the 2006 acquisition of the gold producing Jacobina mine and related assets in Brazil *(Note 4)*. The recognition of goodwill represents the substantial value implicit in the Company's intent and ability to develop the mine. Additionally, it captures the expected synergies including but not limited to the expected increases in cash flow resulting from cost savings and revenue enhancements that can be realized from managing a portfolio of mines and mineral properties in Brazil.

For goodwill impairment testing purposes, the Company estimates the fair value of a gold property using a discounted cash flow valuation based on projected future cash flows. The determination of fair value is highly subjective and requires numerous assumptions including, but not limited to, projected future revenues based on estimated production, long-term metal prices, operating expenses, capital expenditures, inflation index, exchange and discount rates. For the Jacobina mine, the assumptions used on long-term gold prices and the inflation index to apply have a significant impact on the estimate of fair value. The annual goodwill impairment test included a long-term gold price of $805 per ounce and an average future inflation index of 1.9%. Upon completion of this test, there was no impairment to goodwill.

12. CREDIT FACILITIES

	Face Value	2008	2007
$400 million non-revolving facility *(i)*	$ 400,000	$ 313,939	$ 395,415
$500 million revolving credit facility *(ii)*	250,000	242,025	227,009
	650,000	555,964	622,424
Less: current portion		(83,749)	(83,245)
Long-term portion		$ 472,215	$ 539,179

(i) Includes transaction costs of $1.9 million net of amortization (2007 - $4.6 million).
(ii) Includes transaction costs of $8.0 million net of amortization (2007 - $3.0 million).

During the last quarter of 2008, the Company increased its revolving facility to $500 million. In addition, terms on both the revolving and non-revolving credit facilities were amended. The following summarizes the terms in respect to these facilities as at December 31, 2008:

- The facilities bear interest at a rate of LIBOR plus 1.5% to 3% per annum (December 31, 2007 - LIBOR plus 0.95% to 1.5% per annum), depending on the Company's debt to Earnings before interest, taxes, depreciation and amortization, ("EBITDA") ratio. The effective interest rate at December 31, 2008 was 5.83% and 4.46% on the non-revolving credit facility and revolving credit facility respectively (December 31, 2007 - 6.01% and 5.74% respectively).
- Undrawn amounts are subject to a commitment fee of 0.55% to 1.1% per annum (December 31, 2007 - 0.2% to 0.4% per annum) depending on the Company's debt to EBITDA ratio.
- The non-revolving facility and $250 million of the revolving facility matures in 2012. The remaining $250 million under the revolving facility matures 2010. Amounts drawn down as at December 31, 2008 mature in 2012.
- The facilities are secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature up to 2012.

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YAMANA GOLD 2008 ANNUAL REPORT

The following is a schedule of credit facility principal repayments:

	Non-revolving facility	Revolving facility
2009	84,211	–
2010	84,211	–
2011	84,211	–
2012	63,156	250,000
	$ 315,789	$ 250,000

13. ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations relate to reclamation and closure costs relating to the Company's mine operations and projects under development. The asset retirement obligations are calculated as the net present value of estimated future cash flows which total $129.8 million discounted using a credit adjusted risk-free rate of 5%. The settlement of the obligations will occur through to 2032. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos, United States Dollars and Honduran Lempiras and are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company's accounting policy for foreign currency translation of monetary items.

The following is an analysis of the asset retirement obligations:

	2008	2007
Balance, beginning of year	$ 72,013	$ 18,720
Accretion incurred in the current year	4,175	3,056
Reclamation obligations assumed during acquisitions	–	39,057
Additions to site reclamation obligations during the year	34,411	13,217
Foreign exchange (loss) gain	(6,826)	2,673
Expenditures during the current year	(7,504)	(4,710)
	96,269	72,013
Less: Current portion included in other current liabilities	(6,259)	(8,569)
Balance, end of year	$ 90,010	$ 63,444

14. OTHER LONG-TERM LIABILITIES

	2008	2007
Silicosis liability *(i)*	$ 6,108	$ 22,865
Long-term withholding taxes *(ii)*	93,491	85,976
Pension related liability *(Note 15)*	393	1,081
Severance accruals	8,037	9,439
Royalty payable *(iii)*	12,224	15,079
Other	12,192	8,276
	$ 132,445	$ 142,716

(i) The silicosis liability consists of amounts provided to settle claims by former employees of Jacobina Mineração e Comércio Ltda ("JMC"), relating to silicosis. This balance represents management's best estimate for all known and anticipated future obligations related to health claims against JMC prior to acquisition by the Company in April 2006. The Company estimates this contingency to be about $6.1 million as at December 31, 2008. The decrease of $16.8 million in the year relates to the movement of claims that have been settled or released during the year as well as the impact of the devaluation of the Brazilian Real vis-à-vis the United States Dollar.

(ii) The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders. Total taxes in the amount of $93.5 million have been accrued on the assumption that the profits will be repatriated.

(iii) The Company has an agreement with Miramar Mining Corporation ("Miramar" acquired by Newmont Mining Corporation) for a Proceeds Interest of Cdn$15 million. The agreement entitles Miramar to receive payment of this interest over time calculated as the economic equivalent of a 2.5% net smelter return royalty on all production from the Company's mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest of Cdn$15.0 million is paid.

102 YAMANA GOLD 2008 ANNUAL REPORT

15. EMPLOYEE FUTURE BENEFITS

The Company has a defined benefit pension plan covering certain North American employees. The defined pension benefits are based on years of service and average yearly earnings. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The pension plan is frozen as of December 15th, 2008 and is currently in the process of being formally closed with the assets being liquidated.

The Company's consolidated balance sheet includes the accrued benefit asset in other assets in the amount of $nil (December 31, 2007 - $1.4 million), and the accrued benefit liability in other liabilities in the amount of $0.4 million (December 31, 2007 - $1.1 million). Included in general and administrative expenses on the Company's consolidated statement of operations is $0.3 million (December 31, 2007 - $0.1 million) of pension cost expense.

16. CAPITAL STOCK

(a) Common shares issued and outstanding:

	2008		2007	
	Number of Common shares *('000s)*	Amount	Number of Common shares *('000s)*	Amount
Balance, beginning of year	668,417	$ 5,502,518	344,595	$ 1,619,850
Exercise of options and share appreciation rights *(i)*	9,677	107,046	8,096	74,146
Exercise of warrants *(ii)*	32,251	342,887	2,411	24,945
Public offering, net of transaction costs *(iii)*	22,500	103,441	–	–
Business acquisitions *(Note 4)*	–	–	313,315	3,783,577
Balance, end of year	732,845	$ 6,055,892	668,417	$ 5,502,518

(i) During the year ended December 31, 2008, the Company issued 9.7 million shares (December 31, 2007 - 8.1 million shares) to optionees on the exercise of their share options and appreciation rights for cash proceeds of $53.5 million (December 31, 2007 - $34.4 million). Previously recognized stock-based compensation in the amount of $53.5 million (December 31, 2007 - $40.1 million) on the options exercised was added to share capital with a corresponding decrease to contributed surplus.
(ii) During the year ended December 31, 2008, the Company issued 32.3 million shares (December 31, 2007 - 2.4 million) to warrant holders on the exercise of their warrants for cash proceeds of $116.9 million (December 31, 2007 - $3.6 million). An amount of $226.0 million (December 31, 2007 - $4.9 million) was added to share capital with a corresponding decrease to share purchase warrants with respect to these exercises.
(iii) In December 2008, the Company issued 22.5 million shares in a Canadian public offering for gross proceeds of $108.0 million and issue costs of $4.6 million net of tax recovery (December 31, 2007 - $nil, respectively).

(b) Weighted average number of common shares and dilutive common share equivalents

	2008	2007	2006
Weighted average number of common shares	691,536	415,232	276,617
Weighted average number of dilutive warrants	8,652	11,314	–
Weighted average number of dilutive stock options	1,497	5,371	–
Dilutive weighted average number of common shares	701,685	431,917	276,617

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the period ended December 31, 2008 were 18.0 thousand (December 31, 2007 - 18.0 thousand) and 4.9 million (December 31, 2007 - 4.9 million), respectively.

17. ACCUMULATED OTHER COMPREHENSIVE LOSS

	2008	2007	2006
Balance, beginning of year	$ (3,855)	$ –	$ –
Opening adjustment, net of tax *(Note 2)*	–	(3,510)	–
Change in fair value of available-for-sale securities *(i)*	(29,842)	(7,296)	–
Reclassification of losses on available-for-sale securities to earnings *(ii)*	33,817	–	–
Net change in fair value of hedging instruments *(iii)*	(40,771)	6,951	–
Balance, end of year	$ (40,651)	$ (3,855)	–

(i) net of tax recovery of $nil (2007 - $1.4 million)
(ii) net of tax recovery of $5.7 million (2007 - $nil)
(iii) net of tax recovery of $19.3 million (2007 - $3.7 million; expense)

103 YAMANA GOLD 2008 ANNUAL REPORT

18. SHARE PURCHASE WARRANTS

A summary of issued share purchase warrants as at the year end and the changes thereof during the year are as follows:

	2008						2007				
	Number of Warrants (000's)		Weighted average Exercise Price (Cdn$)		Value	Number of Warrants (000's)		Weighted average Exercise Price (Cdn$)		Value
Outstanding, beginning of year	46,897	$	6.91	$	270,805	16,890	$	8.66	$	73,004
Issued	–		–		–	30,718		5.91		202,707
Exercised	(32,251)	$	3.85		(226,029)	(711)		5.03		(4,906)
Expired	(116)	$	4.07		(667)	–		–		–
Outstanding and exercisable, end of year	14,530	$	13.73	$	44,109	46,897	$	6.91	$	270,805

No share purchase warrants were issued during 2008. The fair value of the past issued warrants was valued using a Black-Scholes pricing model. These values were determined based on an option pricing model with the following assumptions:

	2007
Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate	3.06% - 4.66%
Expected life	1-3 years
Forfeitures	nil

The Company had the following share purchase warrants outstanding as at December 31, 2008:

Exercise Price (Cdn$)	Issuable Shares on Exercise of Warrants (000's)	Weighted Average Remaining Contractual Life (Years)
$19.08	4,886	2.34
11.05 *(i)*	9,201	1.13
10.42	443	1.22
$13.73	14,530	1.54

(i) This series of warrants is publicly traded.

19. STOCK-BASED COMPENSATION

(a) Stock Options

The Company's Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (December 31, 2007 - 24.9 million; December 31, 2006- 9.5 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan vest immediately and have an exercise price of no less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

104 YAMANA GOLD 2008 ANNUAL REPORT

A summary of the stock options granted to acquire common shares under the Company's Share Incentive Plan as at the period end and the changes thereof during the period is as follows:

	2008			2007		
	Number of Options *(000's)*		Weighted average Exercise Price *(Cdn$)*	Number of Options *(000's)*		Weighted average Exercise Price *(Cdn$)*
Outstanding, beginning of year	17,184	$	8.08	16,127	$	7.27
Granted	–		–	8,991		6.87
Exercised	(11,691)		7.59	(7,848)		4.97
Expired and forfeited	(428)		9.76	(86)		13.06
Outstanding, end of year	5,065	$	9.21	17,184	$	8.08
Exercisable, end of year	5,065	$	9.21	17,184	$	8.08

Stock options outstanding and exercisable as at December 31, 2008 are as follows:

Exercise Price *(Cdn$)*	Quantity Outstanding and Exercisable *(000's)*	Outstanding Weighted Average Remaining Contractual Life *(Years)*
$0.01-$2.99	5	2.41
$3.00-$4.99	230	6.06
$5.00-$5.99	11	3.36
$6.00-$7.99	222	2.45
$9.00-$9.99	4,290	2.66
$10.00-$15.00	105	2.43
	4,863	

Exercise Price *(Cdn$)*	Quantity Outstanding and Exercisable *(000's)*	Outstanding Weighted Average Remaining Contractual Life *(Years)*
$0.01-$3.99	42	5.37
$4.00-$5.99	104	5.69
$6.00-$8.99	56	5.81
	202	
	5,065	

(b) Other Stock-Based Payments

In 2008, the Company has established two new stock-based compensation plans, the Deferred Share Unit and the Restricted Share Unit plans.

(i) Deferred Share Units ("DSU")

DSUs are granted to the eligible participants of the Deferred Share Unit Plan, who are non-executive directors of the Company or designated affiliates (an "eligible director"), and the Chairman or Chief Executive Officer (an "eligible officer") of the Company. The number of DSUs granted to each eligible director on each DSU issue-date has the value equal to one third of the director's remuneration payable in the current quarter. The Board may also grant, in its sole and absolute discretion, to an eligible officer the rights to acquire any number of DSUs as a discretionary payment in consideration of past services to the Company. Each DSU entitles the holder, who ceases to be an eligible director or eligible officer, to a payment in cash without any further action on the part of the holder of the DSU on the relevant separation date. The value of a DSU is equal to the market value in Canadian dollars of a common share of the Company at the separation date.

The Company granted 272,692 DSUs at a weighted average price of Cdn$11.88 for a total non-cash expense of $3.0 million during 2008. A mark-to-market recovery of $0.5 million is included in general and administrative expenses with respect to these DSUs for a net expense of $2.5 million for 2008.

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YAMANA GOLD 2008 ANNUAL REPORT

(ii) Restricted Share Units ("RSU")

RSUs are granted to eligible employees and eligible contractors to secure for the Company the benefits inherent in the ownership of company shares by the eligible participants. From time to time, the Board determines the participants to whom RSUs shall be granted by taking into consideration the present and potential contributions of the services rendered by the particular participant to the success of the Company. A RSU award granted to a participant will entitle the participant to receive a Canadian dollar payment in fully paid shares or, at the option of the Company, in cash on the date when the RSU award is fully vested upon the expiry of the restricted period in respect of the corresponding RSU award.

During 2008, the Company granted a total of 1,128,125 RSUs at a weighted average price of Cdn$13.47. A total of $2.0 million was credited to contributed surplus and $nil share capital in respect of these RSUs as these awards have not yet fully vested. The expense of $2.0 million is included in general and administrative expenses.

20. NON-CONTROLLING INTEREST

	Agua De La Falda S.A.	
	2008	2007
Arising from acquisition of Meridian *(Note 4)*	$ 46,800	$ 46,810

The Company holds a 56.7% interest in Agua De La Falda ("ADLF") project along with its joint venture partner, Corporación Nacional del Cobre de Chile ("Codelco"). The ADLF project is an exploration project which includes the Jeronimo Deposit and is located in Northern Chile.

Due to the fact that the equity investment at risk may not be sufficient to permit ADLF to finance its activities without additional subordinated support from equity holders, ADLF meets the classification under AcG-15 as a variable interest entity. ADLF has been consolidated in the financial statements of the Company since its acquisition date and the non-controlling interest for the interest of the Company's partner is recorded at the estimated fair value at the date of acquisition. As of December 31, 2008, the Company is not the guarantor of any significant debt of ADLF.

21. WRITE-OFF OF MINERAL INTERESTS

As a result of its review of carrying values compared to undiscounted future net cash flows, the Company has taken the following impairment charges of mines located in Brazil:

	2008	2007	2006
São Francisco	$ 58,469	$ –	$ –
Fazenda Nova	–	1,821	3,675
Other	524	–	–
	$ 58,993	$ 1,821	$ 3,675

Asset categories impacted are as follows:

	2008	2007	2006
Inventory	$ –	$ –	$ 474
Property, plant and equipment	–	–	1,207
Depreciable mineral properties	58,993	1,821	1,994
Impairment charge	$ 58,993	$ 1,821	$ 3,675

Future cash flows are based on management's estimate of the operating results of the mine together with their estimate of the resale value of assets at the end-life of the mine. The life of the mine has been shortened as a consequence of a revised estimate of the proven and probable reserves which decreased by 488,000 contained ounces of gold as at December 31, 2008.

106 YAMANA GOLD 2008 ANNUAL REPORT

22. INTEREST AND FINANCING EXPENSES

During the year the Company expensed the following:

	2008	2007	2006
Interest expense on credit facilities	$ 22,746	$ 7,960	$ –
Interest on derivative options	1,856	3,294	2,720
Expenses due to debt repayment and extinguishment	785	1,957	24,750
Financial fees and taxes	12,314	6,030	1,376
Bank fees and interest	6,970	2,793	–
	$ 44,671	$ 22,034	$ 28,846

23. INCOME TAXES

(a) Income tax expense

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	2008	2007	2006
Earnings (loss) before income taxes	$ 428,692	$ 219,314	$ (95,202)
Canadian statutory tax rate	33.5%	36.1%	36.1%
Expected income tax expense (recovery)	143,655	79,216	(34,387)
Impact of lower foreign tax rates	(25,141)	(14,425)	(161)
Impact of changes in tax legislation	2,594	(8,723)	137
Permanent differences	(44,753)	4,761	16,792
Non-taxable items	–	–	(7,929)
Change in valuation allowance	36,905	(10,217)	(5,832)
Unrealized foreign exchange	(97,665)	12,606	7,825
Losses not benefited (recognized)	7	5,387	(1,484)
Other	4,081	(4,733)	–
Income tax expense (recovery)	$ 19,683	$ 63,872	$ (25,039)
Current income tax expense	65,611	79,350	6,038
Future Income tax recovery	(45,928)	(15,478)	(31,077)
Net income tax expense (recovery)	$ 19,683	$ 63,872	$ (25,039)

(b) Future income taxes

The temporary differences and losses that give rise to future income tax assets and liabilities are presented below:

Future Income Tax Assets	2008	2007
Deductible temporary differences	$ 22,753	$ 3,480
Amounts related to tax losses	140,115	115,120
Financing costs	9,605	12,134
Asset retirement obligation	13,365	12,448
Derivative liability	10,928	24,781
Mineral properties and property, plant and equipment	47,094	59,405
Unrealized foreign exchange losses	33,844	10,233
Available-for-sale securities	13,378	7,593
Other	–	10,595
Gross future income tax assets	$ 291,082	$ 255,789
Less: Valuation allowance	(139,789)	(102,884)
Future income tax assets	$ 151,293	$ 152,905

Future Income Tax Liabilities	2008	2007
Accounts receivable	$ (1,731)	$ (2,964)
Mineral properties and property, plant and equipment	(1,710,845)	(2,678,270)
Unrealized foreign exchange gains	(1,399)	(38,277)
Derivative asset	(29,318)	–
Other	(816)	(759)
Future income tax liabilities	$ (1,744,109)	$(2,720,270)
Net future income tax liabilities	$ (1,592,816)	$(2,567,365)

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YAMANA GOLD 2008 ANNUAL REPORT

The net future income tax assets (liabilities) are classified as follows:	2008	2007
Future income tax assets - current	$ 24,460	$ 8,322
Future income tax assets - long-term	124,021	124,422
Future income tax liabilities - current	(27,151)	(3,722)
Future income tax liabilities - long-term	(1,714,146)	(2,696,387)
	$ (1,592,816)	$(2,567,365)

The Company has entered into foreign investment contracts under Chilean Decree Law 600 ("DL600"). The Company is committed to an election to be subject to a maximum 4% rate for the Chilean mining royalty tax and tax stabilization through 2017 at a maximum 35% tax rate, in return for ceasing to use accelerated depreciation for tax purposes beginning in 2008. The Company is not accruing Category II tax for Chile based on management's intent to permanently reinvest the earnings.

The Company is subject to a separate DL600 contract, related to Minera Florida Limitada, a wholly-owned subsidiary which owns the Minera Florida Mine, which also provides for a maximum 35% tax rate.

(c) Non-capital losses

The Company has non-capital losses of approximately $426.4 million (December 31, 2007 - $384.4 million) available to apply against future taxable income. Approximately $273.9 million (December 31, 2007 - $166.0 million) of these losses are subject to a valuation allowance.

Loss carry forwards at December 31, 2008 will expire as follows:

	Canada	US	Brazil	Chile	Argentina	Other	Total
2009	$ 10	$ –	$ –	$ –	$ 1,115	$ 71	$ 1,196
2010	1	218	–	–	1,387	284	$ 1,890
2011	967	231	–	–	879	346	$ 2,423
2012	–	6,555	–	–	704	157	$ 7,416
2013	–	1,752	–	–	994	–	$ 2,746
2014 and onwards	53,009	146,045	–	–	–	1,336	$ 200,390
Unlimited	5,336	–	139,484	51,981	–	13,576	$ 210,377
	$ 59,323	**$ 154,801**	**$ 139,484**	**$ 51,981**	**$ 5,079**	**$ 15,770**	**$ 426,438**

24. SUPPLEMENTARY CASH FLOW INFORMATION

(a) non-cash investing and financing transactions:

	2008	2007	2006
Transfer of contributed surplus on the exercise of stock options and share appreciation rights	$ (53,522)	$ (36,789)	$ (33,281)
Issue of shares on exercise of warrants	226,029	4,905	–
Accrued interest capitalized to assets under construction	13,756	–	4,556
Shares issued on business acquisitions	–	3,749,307	1,053,071
Share purchase warrants recognized on the issue of warrants on business acquisitions	–	202,707	74,511
Common shares received as consideration for assets sold during the year	511	4,234	20,800
Issue of shares on acquisition of mineral properties	–	10,976	–
Issue of shares to be issued on exercise of options and warrants	–	19,486	–
Shares issued on business acquisition completed in prior year	–	23,006	–
Issue of share purchase warrants in settlement of notes payable	–	–	13,111
Issue of share in settlement of amounts payable	–	–	1,163
Contributed surplus recognized on the issue of stock options on business acquisitions	–	52,166	54,041
Value of expired warrants transferred to contributed surplus	(667)	–	2
Proceeds on conversion of long-term credit facilities to United States Dollars	–	598,301	–
Repayment of long-term credit facilities on conversion to United States Dollars	–	(571,339)	–
Other	560	287	–

(b) Interest and income tax paid:

	2008	2007	2006
Interest paid during the year	$ 38,876	$ 18,357	$ 13,270
Income taxes paid during the year	$ 110,252	$ 39,504	$ 1,804

 (c) Net change in non-cash working capital, net of acquisitions: 2008 2007 2006 Net decrease (increase) in: Accounts receivable $33,689 $(69,083) $(2,560) Inventory (34,135) (30,685) (25,712) Other assets 39,515 (55,662) (10,294) Net (decrease) increase in: Accounts payable and accrued liabilities (81,635) 86,084 (6,757) Income taxes payable (53,494) 52,834 1,937 Other current liabilities (832) 17,542 - $(96,892) $1,030 $(43,386) Changes in non-cash working capital items are net of items related to assets under construction and items acquired or disposed of during the period. 25. JOINT VENTURE The Company held a 40% interest in a joint venture with Barrick Gold Corporation (“Barrick”) for the Rossi property in Nevada acquired through the acquisition of Meridian. On October 31, 2008, the Company sold its interest to Barrick for total gross cash proceeds of $29.2 million and a gain of $2.3 million. The following details the Company’s share of statement of operations, cash flows and balance sheets in the Rossi joint venture which has been proportionately consolidated up to the date of sale: Year ended Year ended 2008 2007 Proportionate Statements of Joint Venture Operation Revenues $5,465 $2,761 Cost of sales (4,101) (1,768) Depreciation, amortization and depletion (510) (878) Other expenses (249) (105) Net income $605 $10 Proportionate Joint Venture Balance Sheet Current assets $- $2,534 Capital assets - 52,344 $- $54,878 Current liabilities $- $640 Long-term liabilities - 256 Company’s investment carrying value - 53,982 $- $54,878 Proportionate Statements of Joint Venture Cash Flows Operating activities $(99) $329 Investing activities 99 (329) Financing activities - - Increase in cash and cash equivalents during the period $- $- YAMANA GOLD 2008 ANNUAL REPORT 108

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YAMANA GOLD 2008 ANNUAL REPORT

26. SEGMENTED INFORMATION

The Company considers its business to consist of geographical segments. The Company's operating segments are Brazil, Chile, Argentina, Central America and Other, and Canada (which is solely comprised of corporate and administrative activities).

Mineral assets referred to below consist of land, buildings, equipment, mineral properties, exploration costs, assets under construction and equity investment.

2008	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Mineral assets	$ 1,381,983	$ 4,540,348	$ 2,474,554	$ 136,164	$ 1,032	$ 8,534,081
Goodwill	55,000	–	–	–	–	$ 55,000
Long-lived assets	1,535,116	4,578,359	2,509,865	122,483	69,423	$ 8,815,247
Total assets	1,744,227	4,683,396	2,523,440	140,205	246,085	$ 9,337,353
Capital expenditures	223,304	125,676	195,011	41,145	1,784	$ 586,920

2007	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Mineral assets	$ 1,228,434	$ 5,158,547	$ 2,362,223	$ 196,717	$ 1,385	$ 8,947,306
Goodwill	55,000	–	–	–	–	$ 55,000
Long-lived assets	1,412,713	5,078,370	2,376,224	198,002	180,111	$ 9,245,420
Total assets	1,677,990	5,296,083	2,391,909	210,678	319,264	$ 9,895,924
Capital expenditures	165,210	22,763	72,244	12,014	921	$ 273,152

2006	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Mineral assets	$ 1,142,582	$ –	$ 667,115	$ 45,719	$ 758	$ 1,856,174
Goodwill	55,000	–	–	–	–	$ 55,000
Long-lived assets	1,270,232	–	670,002	47,590	39,908	$ 2,027,732
Total assets	1,366,585	–	676,399	57,288	80,920	$ 2,181,192
Capital expenditures	209,341	–	3,599	5,637	724	$ 219,301

Reconciliation of Segment Income

	2008					
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Revenues	$ 627,171	$ 387,932	$ –	$ 39,504	$ –	$ 1,054,607
Cost of sales	(314,130)	(153,408)	–	(29,228)	–	(496,766)
Depreciation, amortization and depletion	(66,865)	(121,425)	–	(2,603)	–	(190,893)
Accretion of asset retirement obligations	(1,498)	(2,310)	–	(367)	–	(4,175)
Mine operating earnings	$ 244,678	$ 110,789	$ –	$ 7,306	$ –	$ 362,773
General and administrative and exploration	(29,949)	(26,616)	(644)	(2,984)	(29,821)	(90,014)
Other operating expenses	(4,372)	(2,445)	–	–	–	(6,817)
Write-off of mineral interests	(58,993)	–	–	–	–	(58,993)
Operating earnings (loss)	151,364	81,728	(644)	4,322	(29,821)	206,949
Investment and other business (loss) income	(2,605)	(4,810)	157	(2,440)	(19,378)	(29,076)
Interest and financing expenses	(12,923)	(573)	–	(170)	(31,005)	(44,671)
Foreign exchange gain (loss)	62,183	49,256	63,494	49	(43,441)	131,541
Realized gain (loss) on derivatives	–	6,036	–	–	(16,072)	(10,036)
Unrealized (loss) gain on derivatives	–	(1,968)	–	–	175,953	173,985
Earnings (loss) before income taxes, equity earnings and non-controlling interest	$ 198,019	$ 129,669	$ 63,007	$ 1,761	$ 36,236	$ 428,692

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YAMANA GOLD 2008 ANNUAL REPORT

	2007					
	Brazil	Chile	Argentina	Central America and Other	Canada	Total
Revenues	$ 629,686	$ 77,912	$ –	$ 39,493	$ –	$ 747,091
Cost of sales	(235,284)	(28,649)	–	(23,707)	–	(287,640)
Depreciation, amortization and depletion	(50,917)	(15,640)	–	(5,258)	–	(71,815)
Accretion of asset retirement obligation	(2,313)	(198)	–	(545)	–	(3,056)
Mine operating earnings	$ 341,172	$ 33,425	$ –	$ 9,983	$ –	$ 384,580
General and administrative and exploration	(27,027)	(1,864)	(1)	(1,842)	(38,517)	(69,251)
Other operating income net of write-off of mineral interests	1,051	–	–	–	–	1,051
Operating earnings (loss)	315,196	31,561	(1)	8,141	(38,517)	316,380
Investment and other business income (loss)	3,909	1,249	38	206	6,101	11,503
Interest and financing expenses	(7,099)	–	–	–	(14,935)	(22,034)
Foreign exchange (loss) gain	(27,576)	171	5,027	(1)	(18,006)	(40,385)
Realized loss on derivatives	–	–	–	–	(17,082)	(17,082)
Unrealized loss on derivatives	–	–	–	–	(29,068)	(29,068)
Earnings (loss) before income taxes, equity earnings and non-controlling interest	$ 284,430	$ 32,981	$ 5,064	$ 8,346	$ (111,507)	$ 219,314

27. CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at December 31, 2008:

Year	2009	2010	2011	2012	2013	Thereafter	Total
Mine operating/Construction and service contracts:							
Brazil	78,453	47,921	44,517	17,676	–	2,611	191,178
Chile	86,906	14,392	6,316	548	548	2,190	110,900
Argentina	18,223	4,837	4,139	–	–	–	27,199
Central America and Other	1,794	1,500	–	–	–	–	3,294
Corporate	2,553	1,018	538	392	33	–	4,534
	$ 187,929	**$ 69,668**	**$ 55,510**	**$ 18,616**	**$ 581**	**$ 4,801**	**$ 337,105**

28. CAPITAL MANAGEMENT

The Company's objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions, to ensure the externally imposed capital requirements relating to its credit facilities are being met, and to provide returns to its shareholders. The Company defines capital that it manages as net worth, which is comprised of total shareholders' equity and debt obligations (net of cash and cash equivalents).

The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company's working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The Company's externally imposed financial covenants from its credit facility are as follows:

(a) Tangible net worth of at least $2.3 billion.
(b) Maximum net debt (debt less cash) to tangible net worth of 0.75.
(c) Leverage ratio (net debt/EBITDA) to be less than or equal to 3:1.

Not meeting these capital requirements will result in default by the Company. As at December 31, 2008, the Company has met all of the externally imposed capital requirements.

The Company's overall strategy with respect to capital management remains unchanged from the year ended December 31, 2007.

 29. FINANCIAL INSTRUMENTS (a) Fair value of financial instruments The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, marketable securities, accounts payable and other current liabilities, credit facilities and derivative assets (liabilities). The carrying values of cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, accounts payable and other current liabilities approximate their fair values due to the relatively short-term nature of these instruments. Adjustments recognized in the balance sheet relating to concentrate sales were fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market gain of $174.0 million (December 31, 2007 - $29.1 million) on commodity contracts for the year. There were no material differences between the carrying value and fair value of long-term assets and liabilities except for the credit facilities, which have a carrying value of $556.0 million (December 31, 2007 - $622.4 million), comprised of a short-term and a long-term portion as described in Note 12, and a fair value of $572.5 million (December 31, 2007 - $632.7 million). The fair value was calculated by discounting the future cash flows by a discount factor based on an interest rate of 5% which reflects the Company’s own credit risk. Fair values of long-term investments were calculated based on market information and the Company’s best estimate. The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. As at December 31, 2008, there were no embedded derivatives requiring separate accounting other than concentrate sales. The following table summarizes derivative related assets: December 31, December 31, 2008 2007 Currency Contracts Forward contracts $- $17,947 Commodity Contracts Forward contracts 88,848 - Long-call option contracts - 267 88,848 18,214 Less: Current portion (82,677) (10,560) Long-term portion $6,171 $7,654 The following table summarizes the components of derivative related liabilities: December 31, December 31, 2008 2007 Currency Contracts Forward contracts $(14,831) $- Commodity Contracts Forward contracts and options - (73,562) $(14,831) $(73,562) Interest Rate Contracts Interest rate swaps (21,889) (8,325) $(36,720) $(81,887) Less: Current portion 25,897 53,954 Long-term portion $(10,823) $(27,933) YAMANA GOLD 2008 ANNUAL REPORT 111

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YAMANA GOLD 2008 ANNUAL REPORT

The following table summarizes unrealized derivative gains (losses):

	2008	2007	2006
Non-hedge derivatives			
Commodity contracts	$ 160,436	$ (27,305)	$ (35,773)
Share purchase warrants held	(98)	(576)	–
	160,338	(27,881)	(35,773)
Hedge ineffectiveness			
Ongoing hedge ineffectiveness	13,647	(1,187)	–
	$ 173,985	$ (29,068)	$ (35,773)

The following table summarizes realized derivative gains (losses):

	2008	2007	2006
Currency contracts	$ 12	$ –	$ –
Commodity contracts	(10,048)	(17,082)	–
	$ (10,036)	$ (17,082)	$ –
Current income taxes	3,839	6,170	–
	$ (6,197)	$ (10,912)	$ –

Additionally, included in cost of sales are realized gains in the amount of $14.4 million (December 31, 2007 - $6 million; December 31, 2006 - $nil) with respect to currency derivative contracts and included in interest and financing expenses are realized losses in the amount of $5.1 million (December 31, 2007 - $nil; December 31, 2006 - $nil) in respect to the interest rate swaps. The Company estimates that approximately $11.5 million net gains and losses are expected to be reclassified from accumulated other comprehensive loss to earnings in respect of cash flow currency hedges over the next twelve months.

The following table summarizes cash flow currency and interest rate hedge gains (losses) in OCI *(Note 17)*:

	2008	2007	2006
Effective portion of change in fair value of hedging instruments	$ 60,104	$ 10,619	$ –
Future income tax	(19,333)	(3,668)	–
	$ 40,771	$ 6,951	$ –

***(b)* Currency risk**

The Company's sales are predominately denominated in United States Dollars. The Company is primarily exposed to currency fluctuations relative to the United States Dollar as a significant portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; predominately the Brazilian Real, the Argentine Peso, the Chilean Peso and the Mexican Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

During prior years, the Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 398.5 million Reais at an average rate of 2.2545 Real to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2009 through to April 2011. Of this, 207.1 million Reais is hedged for 2009, 171.4 million Reais for 2010, and approximately 20.0 million for 2011. The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

113 YAMANA GOLD 2008 ANNUAL REPORT

The sensitivities on net monetary assets/liabilities that are denominated in a foreign currency shown below are derived from the estimated impact of a 10% change in the United States Dollar exchange rate for the year compared with the following currencies, with all other variables held constant. The sensitivity analysis includes the impact of the foreign currency movements on operating costs and unrealized gains on losses arising from the translation of monetary assets and liabilities as at the balance sheet date. The impact is expressed in terms of the effect on net earnings and other comprehensive income:

	2008			
	Effect on net earnings net of tax	Effect on other comprehensive income, net of tax	Effect on operating earnings	Effect on translation of monetary assets and liabilities
Brazilian Real	$ 11,704	$ 11,429	$ 9,031	$ 2,673
Argentine Peso *(i)*	$ 61,943	$ –	$ 3,462	$ 58,481
Canadian Dollar	$ 6,485	$ –	$ –	$ 6,485
Honduran Lempiras	$ 1,172	$ –	$ 704	$ 468
Chilean Peso	$ 6,599	$ –	$ 4,744	$ 1,854

(i) The sensitivity to the Argentine Peso is attributable to a large future income tax liability in respect to business acquisitions.

(c) Commodity price risk

Gold, copper and silver prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the political and economic conditions of major gold, copper and silver-producing countries. The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold sales.

The Company has forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at December 31, 2008, the Company had a total of approximately 50.6 million pounds under open forward contracts at an average strike price of approximately $3.00 per pound of copper and maturity dates in 2009 and 2010. The program requires no cash margin, collateral or other security from the Company. During the fourth quarter of 2008, cash proceeds of $47.5 million were realized on reducing the commodity derivative contracts by 86.3 million pounds. Subsequent to the end of 2008, the Company entered into additional forward sales contracts to hedge 26.5 million pounds of copper at $1.54 per pound for the period between February and July of 2009. These contracts and the existing forward sales positions held by the Company hedge 75.7 million pounds of copper at about $2.50 per pound for the year 2009.

The sensitivity of the Company's revenues, realized loss on derivatives, unrealized loss on derivatives, and net earnings due to a 10% change in the average commodity prices for the year with all other variables constant is summarized in the table below:

	2008				
	Effect on Revenues	Effect on Earnings due to change in Realized Loss on Derivatives	Effect on Earnings due to change in Unrealized Loss on Derivatives	Income Tax effect	Effect on Net Earnings net of tax
Gold	$ 68,344	$ –	$ –	$ (27,645)	$ 40,699
Copper	$ 61,329	$ 4,824	$ 74,382	$ (11,203)	$ 50,126
Silver	$ 14,856	$ –	$ –	$ (6,010)	$ 8,846

The change in average commodity prices will not have an impact on other comprehensive income.

(d) Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. During the fourth quarter of 2007, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period. These contracts fix the rate of interest on this portion of the Company's long-term debt at a weighted average of 4.50%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

At December 31, 2008, all of the Company's long-term debt was at fixed rates, hence there is no market risk arising from fluctuations in floating interest rate.

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YAMANA GOLD 2008 ANNUAL REPORT

(e) Credit risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial instrument. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties whilst also establishing policies to ensure liquidity of available funds. In addition, credit risk is further mitigated in specific cases by maintaining the ability to novate contracts from lower quality credit counterparties to those with higher credit ratings.

For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. Cash and cash equivalents are deposited in highly rated corporations and the credit risk associated with these deposits is low. The Company sells its products to large international financial institutions and other organizations with high credit ratings. Historical levels of receivable defaults are negligible thus, the credit risk associated with accounts receivables is also considered to be negligible. For long-term investments credit risk represents the par value of the instruments *(Note 9(b))*. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk.

The Company's maximum credit exposure to credit risk at December 31 is as follows:

	2008	2007
Cash and cash equivalents	$ 170,137	$ 284,894
Accounts receivable	26,995	81,774
Short-term investments	–	43,746
Income taxes recoverable	14,358	23,347
Current portion of derivative related assets	82,677	10,560
Derivative related assets	6,171	7,654
Long-term investments	9,161	30,113
	$ 309,499	$ 482,088

(f) Liquidity risk

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time, managing its capital expenditures and operating cashflows and by maintaining adequate lines of credit. In addition, the Company addresses the capital management process as described in Note 28. Contractual maturities relating to contractual commitments are included in Note 27 and relating to credit facilities are included in Note 12.

30. CONTINGENCIES

Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 8 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment and a decision of the appellate court is pending. While the Company considers that the plaintiff's allegations are unfounded and has been advised by its Argentine counsel that the appeal is unlikely to be successful; the outcome is not certain. There is no assurance that the Company will be wholly successful in confirming the first-instance judgment at appellate courts.

31. SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States of America generally accepted accounting principles ("US GAAP") are described and quantified below.

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YAMANA GOLD 2008 ANNUAL REPORT

The impact of US GAAP on the consolidated income statements is as follows:

	2008	2007	2006
OPERATIONS			
Net earnings (loss) under Canadian GAAP	$ 434,772	$ 157,245	$ (70,163)
Adjustment for depreciation, amortization and depletion *(i)*	(29,508)	(17,598)	(4,099)
Write-off of mineral property costs *(i)*	(74,032)	(36,772)	(20,691)
Pre-operating costs *(ii)*	856	(549)	878
Stripping costs in mine operating earnings *(v)*	–	(3,634)	–
Stripping costs in equity earnings *(v)*	(3,354)	(950)	–
Adjustment for unrecognized tax benefits *(vi)*	(1,935)	–	–
	326,799	97,742	(94,075)
Tax effect of reconciling items *(iii)*	17,774	12,559	6,003
Net income (loss) attributable to common shareholders under US GAAP	$ 344,573	$ 110,301	$ (88,072)
Basic earnings (loss) per share under US GAAP	$ 0.50	$ 0.27	$ (0.32)
Diluted earnings (loss) per share under US GAAP	$ 0.49	$ 0.26	$ (0.32)
Basic weighted average number of shares outstanding under US GAAP	691,536	415,232	276,617
Diluted weighted average number of shares outstanding under US GAAP	701,685	431,917	276,617

The impact of US GAAP on the consolidated balance sheets is as follows:

	2008	2007	2006
ASSETS			
Total assets under Canadian GAAP	$ 9,337,353	$ 9,895,924	$ 2,181,192
Write-off of mineral property costs *(i)*	(151,434)	(81,036)	(40,630)
Adjustment to mineral properties *(i)* and *(ii)*	(43,248)	(23,446)	(7,404)
Adjustment to inventory *(i)*	(14,623)	(2,140)	(36)
Adjustment to investments *(ix)*	–	–	(4,526)
Future employee benefit adjustment to Mineral Properties on Meridian acquisition *(vii)*	2,478	3,494	–
Future income tax assets related to adjustments *(iii)*	41,224	23,450	10,609
Adjustment to equity investment *(v)*	(3,354)	(950)	-
Total assets under US GAAP	$ 9,168,396	$ 9,815,296	$ 2,139,205
Total liabilities under Canadian GAAP	2,780,434	3,942,293	464,602
Future employee benefit liability adjustment *(vii)*	3,902	4,475	–
Other long-term liabilities - adjusted for unrecognized tax benefit *(vi)*	3,428	1,493	–
Future income tax liabilities related to adjustments *(iii)*	(2,922)	(2,922)	(2,922)
Total liabilities under US GAAP	$ 2,784,842	$ 3,945,339	$ 461,680
Non-controlling interest under US GAAP	46,800	46,810	–
Shareholders' equity under Canadian GAAP	6,510,119	5,906,821	1,716,590
Write-off of mineral property costs *(i)*	(155,068)	(81,036)	(40,630)
Adjustment for depreciation, amortization and depletion *(i)*	(54,653)	(25,145)	(7,547)
Net unrealized loss on investments *(ix)*	–	–	(4,526)
Unrecognized tax benefits *(vi)*	(3,428)	(1,493)	–
Future employee benefit adjustment to Other Comprehensive Income *(vii)*	(1,424)	(981)	–
Write-off of pre-operating costs *(ii)*	415	(441)	108
Adjustment to equity investment *(v)*	(3,354)	(950)	–
Future income taxes *(iii)*	44,147	26,372	13,530
Shareholders' equity under US GAAP	$ 6,336,754	$ 5,823,147	$ 1,677,525
Total liabilities and shareholders' equity under US GAAP	$ 9,168,396	$ 9,815,296	$ 2,139,205

The components of shareholders' equity under US GAAP would be as follows:

	2008	2007	2006
SHAREHOLDERS' EQUITY			
Shareholders' equity:			
Common shares	$ 6,055,892	$ 5,502,518	$ 1,619,850
Shares to be issued	–	–	42,492
Share purchase warrants	44,109	270,806	73,003
Additional paid-in capital	(99,239)	55,251	56,212
Accumulated other comprehensive loss	(7,990)	(4,836)	(4,632)
Retained Earnings/(Deficit)	343,982	(592)	(109,400)
Total shareholders' equity	$ 6,336,754	$ 5,823,147	$ 1,677,525

 The impact of US GAAP on the consolidated cash flows is as follows: CASH FLOWS 2008 2007 2006 Cash flows from (to) operating activities per Canadian GAAP $328,675 $293,874 $(3,215) Write-off of mineral property costs (i) (19,813) (40,955) (19,813) Cash flows from (to) operating activities per US GAAP 308,862 252,919 (23,028) Cash flows from financing activities per Canadian and US GAAP 131,579 614,344 97,212 Cash flows from investing activities per Canadian GAAP (559,715) (705,592) (179,029) Write-off of mineral property costs (i) 19,813 40,955 19,813 Cash flows to investing activities per US GAAP $(539,902) $(664,637) $(159,216) (i) Mineral properties Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and the portion of mineralization expected to be classified as reserves. Under US GAAP, exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Drilling and related costs in delineating an orebody and converting mineral resources to mineral reserves are expensed as exploration costs under US GAAP. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves rather than over the proven, probable reserves of the mine and the applicable portion of resources expected to ultimately be mined. This additional depletion and exploration expense is required to be recognized under US GAAP. For the purposes of the consolidated statements of cash flows, the exploration costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP. (ii) Pre-operating costs US GAAP requires pre-operating costs to be expensed as incurred. Canadian GAAP allows certain pre-operating costs included in the cost of an item of property, plant and equipment to be capitalized until commercial production is established and then amortized on the unit-of-production basis. (iii) Income taxes Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2008, 2007 or 2006. (iv) Stock-based compensation Effective January 1, 2006, the Company adopted FAS 123(R). The adoption of this standard had no impact on the Company. The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company’s closing stock price on the last trading day of the 2007 fiscal year end and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all the option holders exercised their options on December 31, 2008. YAMANA GOLD 2008 ANNUAL REPORT 116

The following is a summary for stock options: As at December 31, 2008 2008 2007 Outstanding and exercisable stock options (in millions) 5.1 17.2 Aggregate intrinsic value (in millions of United States Dollars) $2.0 $83.4 Weighted average contractual term (in years) 2.92 2.96 For the year ended December 31, 2008 (in millions of United States Dollars) 2008 2007 2006 Weighted average grant date fair value of stock options (i) $- $- $38.5 Aggregate intrinsic value of options (ii) $92.4 $68.4 $78.1 Cash received from exercise of stock options $53.5 $34.4 $22.2 Tax benefit realized for the tax deductions from exercised options $- $- $- (i) Excluding the fair value of options acquired on acquisitions during the year. (ii) The amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option. (v) Stripping costs incurred during production Under Canadian GAAP, certain stripping costs incurred during production may be capitalized if the stripping activity provides access to sources of reserves that will be produced in future periods. Per EITF 04-6, under US GAAP, these costs should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred and consequently expensed as the inventory is sold. (vi) Accounting for uncertainty in income taxes The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) effective January 1, 2007. As a result of this adoption in 2007, the Company recognized, as a cumulative effect of change in accounting principle, a $1.5 million increase in liabilities for unrecognized taxable benefits, and a $1.5 million decrease in retained earnings. In 2008, the Company recorded an additional $1.9 million with respect to this adjustment for a cumulative total of $3.4 million were accrued in the Consolidated Balance Sheet. The Company recognizes interest expense and penalty expense related to unrecognized tax benefits in interest expense. A reconciliation of the beginning and ending amount of unrecognized taxable benefits is as follows: 2008 2007 Balance at January 1, $4,639 $4,639 Additions based on tax positions related to the current year - - Additions related to tax positions of prior years 21,575 - Reductions for tax positions of prior years - - Settlements of tax positions - - Balance at December 31, $26,214 $4,639 These liabilities are primarily included as a component of other long-term liabilities in the Company’s Consolidated Balance Sheet because the Company generally does not anticipate that any of the liabilities will be settled within the next twelve months. As of December 31, 2008, $26.2 million (December 31, 2007 - $4.6 million) of unrecognized taxable benefits, if recognized in future periods, would impact the Company’s effective tax rate. The Company does not have any unrecognized taxable benefits that will significantly increase or decrease within the next 12 months. The following is a summary of the tax years that remain subject to examination by major jurisdiction: Jurisdiction Years Canada 2000-2008 United States 1998-2008 Brazil 2003-2008 Chile 2004-2008 Argentina 2006-2008 Honduras 2003-2008 YAMANA GOLD 2008 ANNUAL REPORT 117

(vii) Defined benefit pension In September 2006, the FASB issued FAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” which requires the recognition in the Company’s financial statements of the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. Under FAS 158 the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to comprehensive income. This difference in accounting standards resulted in $1.4 million being recognized as a charge in comprehensive income and a $2.5 million increase to total assets for an over-funded plan and $3.9 million increase to total liabilities for under-funded plans for U.S. GAAP purposes. As at December 31, 2008, the difference relating to FAS 158 is not significant. Refer to Note 15 for additional details on the defined benefit pension. (viii) Joint venture The Rossi joint venture is an entity that operates the Rossi mineral properties located in Elko County, Nevada. Under the contractual arrangement, the significant financial operating policies of the entity are jointly controlled by the parties having an equity interest in the entity. On October 31, 2008, the Company sold its interest to Barrick Gold for total gross cash proceeds of $29.2 million and a total gain of $2.3 million. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Company’s ownership interest. Under U.S. GAAP, the equity method of accounting is applied in circumstances where a proportionately consolidated joint venture’s significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. United States regulations do not require, for the purposes of this reconciliation, adjustment to equity account for the joint ventures. The presentation of the Company’s joint venture up to the date of sale does not require adjustments to the equity method. Refer also to Note 25 to the financial statements. (ix) Comprehensive income (loss) In May 1993, the FASB issued SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Under SFAS No. 115, management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Under SFAS No. 115, equity securities and long-term investments are classified as available-for-sale securities and accordingly, the Company is required to include the net unrealized holding gain on these securities in other comprehensive income. This difference in accounting standard resulted in an increase in comprehensive loss for 2006 and 2005 of $4.5 million and $100,000, respectively. There was no US GAAP adjustment for the years ended December 31, 2008 and December 31, 2007 with the adoption of Section 1530, “Comprehensive Income”, of the CICA. SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. (x) Pro forma information on business combination (unaudited) Under US GAAP, SFAS 141, “Business Combinations”, requires disclosure of certain pro forma information when one or more business combinations are completed. The following table presents the pro forma results of operations for informational purposes, assuming that the Company had acquired Meridian Gold Inc., Northern Orion Resources Inc. at the beginning of 2007 and Desert Sun Mining Corp., Viceroy Exploration Ltd. and RNC Gold Inc. at the beginning of 2006. 2008 2007 Revenues $987,753 $437,288 Net earnings (loss) $81,316 $(63,990) Pro forma basic earnings (loss) per share $0.12 $(0.19) Pro forma diluted earnings (loss) per share $0.12 $(0.19) Pro forma information includes non-recurring deal transaction costs incurred during the year by Meridian and Northern Orion of approximately $30 million relating to Yamana’s acquisition. YAMANA GOLD 2008 ANNUAL REPORT 118

(xi) Fair value measurements In first quarter 2008, the Company adopted FAS 157 for financial assets and liabilities that are measured at fair value on a recurring basis. FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The primary assets and liabilities affected were available-for-sale securities and derivative instruments. The adoption of FAS 157 did not change the valuation techniques that the Company uses to value these assets and liabilities. Beginning in 2009, the Company will also apply FAS 157 to non-financial assets and liabilities that it periodically measures at fair value under US GAAP. The principal assets and liabilities that will be affected are impaired long-lived tangible assets, impaired intangible assets, goodwill and asset retirement obligations. The fair value hierarchy established by FAS 157 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts its valuation models to incorporate a measure of credit risk. Fair Value Measurements at December 31, 2008 Level 1 Level 2 Level 3 Aggregate Input Input Input Fair Value Assets: Available for sale securities 3,356 3,356 Derivative related assets (a) 88,848 88,848 Long-term investments (b) 9,161 9,161 3,356 88,848 9,161 101,365 Liabilities: Derivative related liabilities (c) 36,720 36,720 - 36,720 - 36,720 (a) Include current portion of derivative related assets of $82,677 (Note 7) and derivative related assets of $6,171 in other long-term assets (Note 10) (b) Long-term investments include asset-backed commercial paper (“ABCP”), Auction Rate Securities (“ARS”) and Corporate and Agency Bonds (Note 9). (c) Include current portion of derivative related liabilities of $25,897 and derivative related liabilities of $10,823. Fair Value Measurements Using Level 3 Input Long-term Investments As at January 1, 2008 30,113 Foreign exchange gain (loss) (a) (1,427) Mineral interests (b) (3,525) Investments and other business income (loss) (c) (12,000) Other long-term assets (d) (4,000) As at December 31, 2008 9,161 (a) Included foreign exchange adjustment on the Canadian dollar denominated ABCP. (b) Purchase price adjustments to reflect write-down of ARS and Corporate and Agency Bonds. (c) Write-down of ARS. (d) Sale of the Corporate and Agency bonds for cash proceeds of $4,350. YAMANA GOLD 2008 ANNUAL REPORT 119

In February 2008, the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company will apply the requirements of FAS 157 to fair value measurements used in accounting for property, plant and equipment, intangible assets, goodwill and asset retirement obligations beginning in 2009. VALUATION TECHNIQUES Available-for-Sale Securities The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy established by FAS 157. Derivative Instruments The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The Company continues to monitor the potential impact of the recent instability of the financial markets, and will adjust its derivative contracts for credit risk based upon the credit default swap spread for each of the counterparties as warranted. Long-term Investments Long-term investments include third-party sponsored Asset-Backed Commercial Paper (“ABCP”) and Auction Rate Securities (“ARS”), which were acquired by the Company through its acquisitions of Meridian and Northern Orion. Due to liquidity problems experienced by the markets of these securities since the third quarter of 2007, there have been no active market activities to provide observable inputs for these assets (Note 9 “Investments”). Therefore, the Company’s investment in ABCP and ARS are classified within Level 3 of the fair value hierarchy. Normal Gold Sales Contracts and Metal Concentrate Sales Contracts Normal gold sales are made at spot prices quoted on the London Metal Exchange (“LME”) or Commodity Exchange (“COMEX”) of the New York Mercantile Exchange, which are market observable inputs. Metal concentrate sales are based on market prices of measurement date, which is two or three months after shipment depending on the terms of the off-take agreements. The sales are measured initially and then adjusted monthly on the basis of spot prices quoted on the LME or COMEX until measurement date. Therefore, metal concentrate sales would be classified within Level 2 of the fair value hierarchy. The Company continues to monitor and, as warranted, adjust for credit risk based upon the credit default swap spread for each of the counterparties. (xii) The Fair Value Options for Financial Assets and Financial Liabilities In February 2007, the FASB issued FAS 159, which allows an irrevocable option, the Fair Value Option (“FVO”), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The standard was effective for the Company beginning in first quarter 2008 and was applied prospectively. We have not adopted the FVO for any of our eligible financial instruments, which primarily include available-for-sale securities, equity-method investments and long-term debt. (xiii) Impact of Recent United States Accounting Pronouncements Recently issued United States accounting pronouncements are outlined below. (a) In December 2007, the FASB released FASB 141-R, “Business Combinations” and FASB 160, “Non-controlling Interests in Consolidated Financial Statements” - an amendment of ARB No. 51. • FASB 141-R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is a business combination in the year ending December 31, 2009 for the Company. This statement will require more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be re-measured at fair value in each subsequent reporting period, an acquirer to expense acquisition-related costs and non-controlling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. The Company will assess the impact of this standard for business combinations occurring after January 1, 2009. YAMANA GOLD 2008 ANNUAL REPORT 120

- FASB 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which for the Company is the year ending December 31, 2009 and the interim periods within that fiscal year. The objective of this statement is to improve the relevance, comparability, and transparency of the financial information as it requires more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date, liabilities related to contingent consideration to be re-measured at fair value in each subsequent reporting period, an acquirer to expense acquisition-related costs (e.g., deal fees to attorneys, accountants, investment bankers) and non controlling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity. The Company is assessing the impact of the new standards. (b) In March 2008, FASB issued FASB Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities” -an amendment of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. - This Statement requires enhanced disclosures about how and why a company uses derivative and hedging activities, how derivative instruments and related hedged items are accounted for under FAS 133 (including interpretations) and how these affect a company’s financial position, financial performance and cash flows which collectively improve the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard. (c) In May 2008, FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. FASB 162 became effective 60 days following the Securities and Exchange Commission’s (“SEC”) approval of the Public Company Accounting Oversight Board (“PCAOB”) amendment to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The SEC granted approval of the PCAOB amendment in September 2008. Adoption of this Standard is not expected to result in a change in the Company’s current practice. (d) In late June 2008, FASB released EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”, which provides further guidance on the accounting treatment for certain equity instruments with elements of foreign currency risk. The Company’s functional currency is the United States Dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars. The Company has determined that such warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity based on the evaluation of the warrant’s settlement provisions. As a result, these instruments will need to be treated as derivatives and recorded as liabilities that are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. EITF 07-5 is effective for interim and annual financial statements related to fiscal years beginning after December 15, 2008, and earlier adoption is not permitted. YAMANA GOLD 2008 ANNUAL REPORT 121

Corporate Governance and Committees of the Board Corporate Governance Yamana and the Board recognize the importance of corporate governance to the effective management of the Company and to the protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that Yamana’s business and affairs are effectively managed so as to enhance shareholder value. The Company’s corporate governance practices have been designed to be in compliance with applicable Canadian, United States and United Kingdom legal requirements and good practices. The Company continues to monitor developments in Canada, the United States, and the United Kingdom with a view to keeping its governance policies and practices current. Although, as a regulatory matter, the majority of the corporate governance listing standards of the New York Stock Exchange are not applicable to the Company, Yamana has corporate governance practices that comply with such standards. Code of Business Conduct and Ethics The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers and employees. The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations in all jurisdictions in which the Company conducts business; providing guidance to directors, officers and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct. Yamana has established a toll-free compliance hotline and website to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal controls over financial reporting or other auditing matters. Committees of the Board The Board has the following four standing committees: Audit Committee The Audit Committee provides assistance to the Board in fulfilling its financial reporting and control responsibilities to the shareholders of the Company and the investment community. The external auditors of the Company report directly to the Audit Committee. Compensation Committee The Compensation Committee, which is composed entirely of independent directors, among other things, may determine appropriate compensation for the Company’s directors, officers and employees. The process by which appropriate compensation is determined is through periodic and annual reports from the Compensation Committee on the Company’s overall compensation and benefits philosophies. Corporate Governance and Nominating Committee This committee is responsible to annually review the Board’s relationship with management to ensure the Board is able to, and in fact does, function independently of management; develop and recommend to the Board for approval a long-term plan for Board composition that takes into consideration the independence of directors, competencies and skills for the Board as a whole; retirement dates, the appropriate size of the Board with a view to facilitate effective decision making and strategic direction of the Company; develop and implement a process to handle any director nominees who are recommended by security holders; periodically review the Board Manual by which the Board will operate and the terms of reference for the Board; and annually review the directors’ compensation program and make any recommendations of the Board for approval. Sustainability Committee The Board also has a Sustainability Committee to assist the Board in oversight of sustainability environmental, health and safety matters, including monitoring the implementation and management of the Company’s policies, procedures and practices relating to sustainability, environmental, health and safety matters. To view Yamana’s Board and committee charters, ethics policy, corporate governance practices as well as how they compare to the NYSE standards, please visit http://www.yamana.com/Governance. More information can also be found in Yamana’s Information Circular. YAMANA GOLD 2008 ANNUAL REPORT 122

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YAMANA GOLD 2008 ANNUAL REPORT

Shareholder Information

Share Listings
Toronto Stock Exchange: YRI
New York Stock Exchange: AUY
London Stock Exchange: YAU

Capitalization (as at December 31, 2008)
Common Shares (basic): 732.8 million
Common Shares (fully diluted): 752.4 million
Warrants: 14.5 million
Options: 5.1 million

2008 Common Share Trading Information

Stock Exchange	Ticker	Closing Price	High	Low	Volume
TSX	YRI	C$9.45	C$19.12	C$4.59	2,023,553,466
NYSE	AUY	US$7.72	US$19.93	US$3.60	3,953,390,418
LSE	YAU	509 1/8	979 1/2	242 1/2	7,275,621

Dividends
Yamana currently pays a quarterly dividend of $0.01 per share.

2008 Dividend Schedule		Anticipated 2009 Dividend Schedule*	
Record Date	Payment Date	Record Date	Payment Date
Mar. 31, 2008	Apr. 14, 2008	Mar. 31, 2009	Apr. 14, 2009
Jun. 30, 2008	Jul. 14, 2008	Jun. 30, 2009*	Jul. 14, 2009
Jul. 31, 2008	Aug. 14, 2008	Sep. 30, 2009*	Oct. 14, 2009
Aug. 29, 2008	Sep. 15, 2008	Dec. 31, 2009*	Jan. 14, 2010
Sep. 30, 2008	Oct. 14, 2008		
Oct. 31, 2008	Nov. 14, 2008		
Nov. 28, 2008	Dec. 15, 2008		
Dec. 31, 2008	Jan. 14, 2009		

*Subject to approval by the Board of Directors

Warrants
Yamana's public warrants which trade on the TSX are summarized as follows:

- The YRI.wt.c warrants relate to previous 'B' warrants of Northern Orion and have an exercise price of C$6.00 with expiry on February 17, 2010. On exercise the holder would receive 0.543 of a Yamana share.

Electronic Delivery of Shareholder Document
If you would like to receive your shareholder and financial documents electronically, please enroll in Yamana's electronic delivery program through CIBC Mellon Trust at www.cibcmellon.com/electronicdelivery.

Transfer Agent
For information regarding shareholdings, dividends, certificates, change of address, electronic delivery, or exchange of share certificates due to an acquisition, please contact CIBC Mellon Trust Company at:

CIBC Mellon Trust Company
320 Bay Street, Box 1
Toronto, Ontario, Canada M5H 4A6

Phone: 1-800-387-0825 (toll free in North America)
1-416-643-5500 (outside North America)
Email: inquiries@cibcmellon.com

Investor Information Contact
For additional financial information, industry developments, latest news and corporate updates:

Phone: (416) 815-0220

Email: investor@yamana.com

Auditors
Deloitte & Touche LLP

Legal Counsel
Cassels, Brock & Blackwell LLP
Shearman & Sterling LLP

Yamana Relative Price Performance Comparison
($100 invested since June 2003)


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Yamana Price (TSX:YRI)
Gold Price (Spot)
S&P/TSX Global Gold Index
Jun 03
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Corporate Information Board of Directors Peter Marrone* Chairman and Chief Executive Officer, Yamana Gold Inc. Patrick Mars (1)(3)(4) Lead Director, Yamana Gold Inc. and President, P.J. Mars Investments Limited John Begeman (4) President and Chief Executive Officer, Valencia Ventures Inc. Richard Graff (1) Consultant Robert Horn (4)(2) Private Investor Nigel Lees (1)(2) President and Chief Executive Officer, SAGE Gold Inc. Juvenal Mesquita (3) Private Investor Carl Renzoni (1)(3) Private Investor Antenor Silva* President, Yamana Gold Inc. Dino Titaro (2)(3)(4) President and Chief Executive Officer, Carpathian Gold Inc. * Non-independent Board Members (1) Member of the Audit Committee (2) Member of the Compensation Committee (3) Member of the Corporate Governance and Nominating Committee (4) Member of the Sustainability Committee Senior Management Peter Marrone Chairman and Chief Executive Officer Antenor Silva President Charles Main Senior Vice President, Finance and Chief Financial Officer Ludovico Costa Chief Operating Officer Greg McKnight Senior Vice President, Business Development Darcy Marud Senior Vice President, Exploration Evandro Cintra Senior Vice President, Technical Services Jacqueline Jones Senior Vice President, Legal, General Counsel and Corporate Secretary Nelson Munhoz Vice President, Operations, Brazil Ricardo Palma Vice President, Country Manager, Chile Arão Portugal Vice President, Country Manager, Brazil Hernan Vera Vice President, Country Manager, Argentina Ana Lucia Martins Vice President, Safety, Health, Environment and Community Jodi Peake Vice President, Corporate Communications and Investor Relations Betty Soares Vice President, Corporate Controller Sofia Tsakos Vice President, Corporate Counsel Jason LeBlanc Treasurer Mark Bennett Assistant Corporate Secretary YAMANA GOLD 2008 ANNUAL REPORT 124

Executive Offices 150 York Street, Suite 1102 Toronto, Ontario, Canada M5H 3S5 Tel: (416) 815-0220 Fax: (416) 815-0021 Rua Funchal 411- 5 andar - conjunto 43/44 CEP 04551-0660 - São Paulo SP - Brazil Tel: +55 11 2163 8300 Fax: +55 11 2163 8324 Standing from left: Evandro Cintra, Ludovico Costa, Jason LeBlanc, Greg McKnight, Jodi Peake, Darcy Marud, Peter Marrone, Charles Main, Antenor Silva. Sitting from left: Jacqueline Jones, Betty Soares, Sofia Tsakos. FSC Mixed Sources Product group from well-managed forests, controlled sources and recycled wood or fiber Cert no. SGS-COC-2343 www.fsc.org © 1996 Forest Stewardship Council Printed in Canada using vegetable based inks on chlorine-free paper containing post consumer product and which is 100% recyclable. Concept and Design: Goodhoofd Inc. Project Management and Production: Walter J. Mishko & Co. Inc. Annual General Meeting Yamana Gold Inc. will hold its Annual General Meeting on Wednesday, May 6, 2009 at 11:00 am Eastern Time at the Four Seasons Centre for the Performing Arts located at 145 Queen Street West, Toronto, Ontario, Canada. The main entrance is located at the southeast corner of Queen Street West and University Avenue. The meeting will also be webcast live on Yamana’s website at www.yamana.com. YAMANA GOLD 2008 ANNUAL REPORT 125

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